UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of September, 2024. Commission File Number 33-65728 CHEMICAL AND MINING COMPANY OF CHILE INC. (Translation of registrant’s name into English) El Trovador 4285, Santiago, Chile (562) 2425-2000 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Santiago, Chile. December 18, 2024.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the nine months ended September 30, 2024, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on November 21, 2024.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of and for the period ended September 30, 2024 Sociedad Química y Minera de Chile S.A. and subsidiaries In thousands of United States dollars This document includes: - Consolidated Interim Statements of Financial Position - Consolidated Interim Statements of Income - Consolidated Interim Statements of Comprehensive Income - Consolidated Interim Statements of Cash Flows - Consolidated Interim Statements of Changes in Equity - Notes to the Consolidated Interim Financial Statements

Table of Contents –Consolidated Financial Statements Consolidated Interim Statements of Financial Position .................................................... 1 Consolidated Interim Statements of Financial Position .................................................... 2 Consolidated Interim Statements of Income (Unaudited) ................................................ 3 Consolidated Interim Statements of Comprehensive Income (Unaudited) .................... 4 Consolidated Interim Statements of Cash Flows (Unaudited) ......................................... 5 Consolidated Interim Statements of Changes in Equity (Unaudited) ............................. 7 Glossary ................................................................................................................................. 8 Note 1 Identification and Activities of the Company and Subsidiaries ...................... 10 1.1 Historical background .......................................................................................................... 10 1.2 Main domicile where the Company performs its production activities ............................... 10 1.3 Codes of main activities ....................................................................................................... 10 1.4 Description of the nature of operations and main activities................................................. 10 1.5 Other background ................................................................................................................ 12 Note 2 Basis of presentation for the consolidated financial statements interims ....... 14 2.1 Accounting period ............................................................................................................... 14 2.2 Consolidated financial statements ....................................................................................... 14 2.3 Basis of measurement .......................................................................................................... 15 2.4 Accounting pronouncements ............................................................................................... 15 2.5 Basis of consolidation .......................................................................................................... 17 2.6 Investments in associates and joint ventures ....................................................................... 21 Note 3 Significant accounting policies ............................................................................ 22 3.1 Classification of balances as current and non-current ......................................................... 22 3.2 Functional and presentation currency .................................................................................. 22 3.3 Accounting policy for foreign currency translation ............................................................. 22 3.4 Consolidated statement of cash flows .................................................................................. 24 3.5 Financial assets accounting policy ....................................................................................... 24 3.6 Financial assets impairment ................................................................................................. 25 3.7 Financial liabilities ............................................................................................................... 26 3.8 Estimated fair value of financial instruments ...................................................................... 26 3.9 Reclassification of financial instruments ............................................................................. 27 3.10 Financial instruments derecognition .................................................................................... 27 3.11 Derivative and hedging financial instruments ..................................................................... 27 3.12 Derivative financial instruments not considered as hedges ................................................. 28 3.13 Deferred acquisition costs from insurance contracts ........................................................... 28 3.14 Leases .................................................................................................................................. 28 3.15 Inventory measurement........................................................................................................ 29 3.16 Non-controlling interests ..................................................................................................... 30 3.17 Related party transactions .................................................................................................... 30 3.18 Property, plant and equipment ............................................................................................. 30 3.19 Depreciation of property, plant and equipment ................................................................... 31

3.20 Goodwill .............................................................................................................................. 32 3.21 Intangible assets other than goodwill ................................................................................... 32 3.22 Research and development expenses ................................................................................... 33 3.23 Exploration and evaluation expenses ................................................................................... 33 3.24 Impairment of non-financial assets ...................................................................................... 34 3.25 Minimum dividend .............................................................................................................. 34 3.26 Earnings per share ................................................................................................................ 35 3.27 Other provisions ................................................................................................................... 35 3.28 Obligations related to employee termination benefits and pension commitments .............. 35 3.29 Compensation plans ............................................................................................................. 36 3.30 Revenue recognition ............................................................................................................ 36 3.31 Finance income and finance costs ....................................................................................... 36 3.32 Current income tax and deferred ......................................................................................... 37 3.33 Operating segment reporting ............................................................................................... 38 3.34 Primary accounting criteria, estimates and assumptions ..................................................... 38 3.35 Government grants ............................................................................................................ 39 3.36 Environment ...................................................................................................................... 39 Note 4 Financial risk management ................................................................................. 40 4.1 Financial risk management policy ....................................................................................... 40 4.2 Risk Factors ......................................................................................................................... 40 4.3 Financial risk management .................................................................................................. 45 Note 5 Separate information on the main office, parent entity and joint action agreements ........................................................................................................................... 46 5.1 Parent’s stand-alone assets and liabilities ............................................................................ 46 5.2 Parent entity ......................................................................................................................... 46 Note 6 Board of Directors, Senior Management and Key management personnel .. 47 6.1 Remuneration of the Board of Directors and Senior Management ...................................... 47 6.2 Key management personnel compensation .......................................................................... 49 Nota 7 Background on companies included in consolidation and non-controlling interests….. .......................................................................................................................... 50 7.1 Assets, liabilities and profit of consolidated subsidiaries as of and for the period ended September 30, 2024. ........................................................................................................................ 50 Assets and, liabilities of consolidated subsidiaries as of December 31, 2023 and profit of consolidated subsidiaries for the period ended September 30, 2023. .............................................. 52 7.2 Non-controlling interests ........................................................................................................ 54 Note 8 Equity-accounted investees .................................................................................. 55 8.1 Investments in associates recognized according to the equity method of accounting ......... 55 8.2 Assets, liabilities, revenue and expenses of associates ........................................................ 57 8.3 Disclosures regarding interests in associates ....................................................................... 58 Note 9 Joint Ventures ....................................................................................................... 59 9.1 Investment in joint ventures accounted for under the equity method of accounting. .......... 59 9.2 Assets, liabilities, revenue and expenses from joint ventures .............................................. 61 9.3 Other Joint Venture disclosures ........................................................................................... 62

9.4 Disclosure of interests in joint ventures ............................................................................... 63 9.5 Joint Operations. .................................................................................................................. 63 Note 10 Cash and cash equivalents ................................................................................. 64 10.1 Types of cash and cash equivalents ..................................................................................... 64 10.2 Short-term investments, classified as cash equivalents ....................................................... 64 10.3 Amount restricted cash balances .......................................................................................... 65 10.4 Short-term deposits, classified as cash equivalents ............................................................. 66 Note 11 Inventories ............................................................................................................ 67 Note 12 Related party disclosures ................................................................................... 69 12.1 Related party disclosures ..................................................................................................... 69 12.2 Relationships between the parent and the entity .................................................................. 69 12.3 Detailed identification of related parties and subsidiaries ................................................... 70 12.4 Detail of related parties and related party transactions ........................................................ 73 12.5 Trade receivables due from related parties, current: ............................................................ 74 12.6 Current trade payables due to related: ................................................................................. 74 12.7 Other disclosures: ................................................................................................................ 74 Note 13 Financial instruments ........................................................................................... 75 13.1 Types of other current and non-current financial assets ...................................................... 75 13.2 Trade and other receivables ................................................................................................. 76 13.3 Hedging assets and liabilities ............................................................................................... 78 13.4 Financial liabilities ............................................................................................................... 80 13.5 Trade and other payables ..................................................................................................... 90 13.6 Financial asset and liability categories ................................................................................ 92 13.7 Fair value measurement of finance assets and liabilities ..................................................... 94 13.8 Reconciliation of net debt and lease liabilities. ................................................................... 97 Note 14 Right-of-use assets and lease liabilities ............................................................... 99 14.1 Right-of-use assets ............................................................................................................... 99 14.2 Lease liabilities .................................................................................................................. 100 Note 15 Intangible assets and goodwill .......................................................................... 105 15.1 Reconciliation of changes in intangible assets and goodwill ............................................. 105 Note 16 Property, plant and equipment ........................................................................ 108 16.1 Types of property, plant and equipment ............................................................................ 108 16.2 Reconciliation of changes in property, plant and equipment by type: ............................... 110 16.3 Detail of property, plant and equipment pledged as guarantee .......................................... 111 16.4 Cost of capitalized interest, property, plant and equipment ............................................... 111 Note 17 Other current and non-current non-financial assets .................................... 112 Note 18 Employee benefits ............................................................................................. 115 18.1 Provisions for employee benefits ....................................................................................... 115 18.2 Policies on defined benefit plan ......................................................................................... 115 18.3 Other long-term benefits .................................................................................................... 116 18.4 Post-employment benefit obligations ................................................................................ 116 18.5 Staff severance indemnities ............................................................................................... 117 18.6 Executive compensation plan ............................................................................................ 118

Note 19 Provisions and other non-financial liabilities .................................................. 119 19.1 Types of provisions ............................................................................................................ 119 19.2 Description of other provisions .......................................................................................... 120 19.3 Changes in provisions ........................................................................................................ 122 19.4 Other non-financial liabilities, current ............................................................................... 123 Note 20 Disclosures on equity ......................................................................................... 124 20.1 Capital management .......................................................................................................... 124 20.2 Operational restrictions and financial limits ...................................................................... 125 20.3 Disclosures on share capital ............................................................................................... 126 20.4 Disclosures on reserves in Equity ...................................................................................... 127 20.5 Dividend policies ............................................................................................................... 129 20.6 Final dividends ................................................................................................................... 130 20.7 Potential and provisional dividends ................................................................................... 131 Note 21 Contingencies and restrictions ....................................................................... 132 21.1 Lawsuits and other relevant events .................................................................................... 132 21.2 Environmental contingencies ............................................................................................. 134 21.3 Tax Contingencies ............................................................................................................. 134 21.4 Association with Codelco .................................................................................................. 136 21.5 Other matters ..................................................................................................................... 136 21.6 Indirect guarantees ............................................................................................................. 136 Note 22 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature. ................................................................ 137 22.1 Revenue from operating activities customer activities ...................................................... 137 22.2 Cost of sales ....................................................................................................................... 139 22.3 Other income ..................................................................................................................... 140 22.4 Administrative expenses .................................................................................................... 140 22.5 Other expenses ................................................................................................................... 141 22.6 Other gains (losses) ............................................................................................................ 141 22.7 Impairment losses and reversals for financial assets ......................................................... 141 22.8 Summary of expenses by nature ........................................................................................ 142 22.9 Finance expenses ............................................................................................................... 143 22.10 Finance income .................................................................................................................. 143 Note 23 Reportable segments .......................................................................................... 144 23.1 Reportable segments .......................................................................................................... 144 23.2 Reportable segment disclosures: ........................................................................................ 146 23.3 Statement of comprehensive income classified by reportable segments based on groups of products ......................................................................................................................................... 148 23.4 Disclosures on geographical areas ..................................................................................... 150 23.5 Disclosures on main customers .......................................................................................... 150 23.6 Segments by geographical areas ........................................................................................ 151 Note 24 Effect of fluctuations in foreign currency exchange rates ............................ 152 Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates …………………………………………………………………………………..153

Note 26 Income tax and deferred taxes ........................................................................ 159 26.1 Current and non-current tax assets ..................................................................................... 159 26.2 Current tax liabilities ......................................................................................................... 160 26.3 Income tax and deferred taxes ........................................................................................... 161 Nota 27 Environment ..................................................................................................... 170 27.1 Disclosures of disbursements related to the environment .................................................. 170 Note 28 Events occurred after the reporting date ....................................................... 183 28.1 Authorization of the financial statements .......................................................................... 183 28.2 Disclosures on events occurring after the reporting date ................................................... 183

Consolidated Interim Financial Statements September 30, 2024 1 Consolidated Interim Statements of Financial Position Assets Note N° As of September 30, 2024 (Unaudited) As of December 31, 2023 (Audited) ThUS$ ThUS$ Current Assets Cash and cash equivalents 10.1 1,565,365 1,041,369 Other current financial assets 13.1 996,697 1,325,843 Other current non-financial assets 17 97,253 136,750 Current trade and other receivables 13.2 667,242 907,181 Current trade receivables due from related parties 12.5 22,858 43,253 Current inventories 11 1,685,228 1,774,594 Current tax assets 26.1 573,386 637,033 Total current assets other than those classified as held for sale or disposal 5,608,029 5,866,023 Non-current assets or groups of assets classified as held for sale 118 118 Total non-current assets held for sale 118 118 Total current assets 5,608,147 5,866,141 Non-current assets Other non-current financial assets 13.1 76,789 248,281 Other non-current non-financial assets 17 375,161 373,700 Non-current trade receivables 13.2 2,040 2,559 Investments accounted for under the equity method 8.1-9.1 614,512 86,417 Intangible assets other than goodwill 15.1 162,920 155,874 Goodwill 15.1 958 958 Property, plant and equipment net 16.1 4,165,599 3,609,937 Right-of-use assets 14.1 76,408 73,193 Non-current tax assets 26.1 59,555 986,274 Deferred tax assets 26.3 148,448 302,236 Total non-current assets 5,682,390 5,839,429 Total assets 11,290,537 11,705,570 The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 30, 2024 2 Consolidated Interim Statements of Financial Position Liabilities and Equity Note N° As of September 30, 2024 (Unaudited) As of December 31, 2023 (Audited) ThUS$ ThUS$ Current liabilities Other current financial liabilities 13.4 1,025,007 1,256,499 Current lease liabilities 14.2 21,003 18,192 Current trade and other payables 13.5 397,467 449,633 Current trade payables due to related parties 12.6 8,807 2,346 Other current provisions 19.1 285,183 392,322 Current tax liabilities 26.2 52,827 20,890 Current provisions for employee benefits 18.1 22,764 23,946 Other current non-financial liabilities 19.4 96,141 187,305 Total current liabilities 1,909,199 2,351,133 Non-current liabilities Other non-current financial liabilities 13.4 3,784,433 3,213,422 Non-current lease liabilities 14.2 57,927 56,966 Other non-current provisions 19.1 63,104 60,450 Deferred tax liabilities 26.3 282,421 394,688 Non-current provisions for employee benefits 18.1 70,431 62,006 Total non-current liabilities 4,258,316 3,787,532 Total liabilities 6,167,515 6,138,665 Equity Equity attributable to owners of the Parent 20 Share capital 1,577,623 1,577,643 Retained earnings 3,500,482 3,838,162 Other reserves 6,329 114,870 Equity attributable to owners of the Parent 5,084,434 5,530,675 Non-controlling interests 38,588 36,230 Total equity 5,123,022 5,566,905 Total liabilities and equity 11,290,537 11,705,570 The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 30, 2024 3 Consolidated Interim Statements of Income (Unaudited) Consolidated Interim Statements of Income Note N° For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Revenue 22.1 3,455,004 6,155,851 1,076,869 1,840,260 Cost of sales 22.2 (2,421,700) (3,481,524) (796,040) (1,086,620) Gross profit 1,033,304 2,674,327 280,829 753,640 Other income 22.3 26,848 36,426 24,284 4,238 Administrative expenses 22.4 (132,159) (126,770) (48,497) (40,140) Other expenses 22.5 (72,275) (27,772) (29,162) (5,789) Impairment of financial assets and reversal of impairment losses 22.7 1,889 (2,175) 408 (556) Others (losses) gains 22.6 (2,179) 208 (34) (1,079) Income from operating activities 855,428 2,554,244 227,828 710,314 Finance income 22.10 72,544 85,685 23,996 34,034 Finance costs 16-22.9 (155,389) (89,580) (54,107) (30,260) Share of profit (loss) from associates and joint ventures accounted for using the equity method 8.1-9.3 9,354 (897) 2,453 1,772 Foreign currency translation differences 24 (1,005) (16,238) (6,613) (18,215) Income before taxes 780,932 2,533,214 193,557 697,645 Income tax expense 26.3 (1,301,127) (719,321) (59,892) (216,056) (Losses) Net Income (520,195) 1,813,893 133,665 481,589 (Losses) Net income attributable to: Net income attributable to owners of the parent (524,489) 1,809,490 131,428 479,368 Net Income attributable to non-controlling interests 4,294 4,403 2,237 2,221 (520,195) 1,813,893 133,665 481,589 Earnings per share Note N° For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Common shares Basic earnings per share (US$ per share) 3.26 (1.8362) 6.3349 0.4601 1.6782 Diluted common shares Diluted earnings per share (US$ per share) 3.26 (1.8362) 6.3349 0.4601 1.6782 The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 30, 2024 4 Consolidated Interim Statements of Comprehensive Income (Unaudited) See note 20. The accompanying notes form an integral part of these consolidated interim financial statements. Consolidated Interim Statements of Comprehensive Income For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ (Losses) Net income (520,195) 1,813,893 133,665 481,589 Items of other comprehensive income that will not be reclassified to income for the year, before taxes Gains (losses) from measurements of defined benefit plans 1,835 (1,400) (4,239) 9,107 Gains (Losses) from financial assets measured at fair value through other comprehensive income 10,861 (2,413) 11,671 (1,445) Total other comprehensive losses that will not be reclassified to income for the year, before taxes 12,696 (3,813) 7,432 7,662 Items of other comprehensive income that will be reclassified to income for the year, before taxes Foreign currency exchange, gains (losses) 3,873 1,166 4,947 (702) Cash flow hedges- effective portion of changes in fair value 5,386 (77,284) (1,270) (158,417) Cash flow hedges-reclassified to income for the period 6,730 84,093 9,024 146,832 Total other comprehensive income that will be reclassified to income for the year 15,989 7,975 12,701 (12,287) Other items of other comprehensive income, before taxes 28,685 4,162 20,133 (4,625) Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year Income (tax) benefit related to defined benefit plans measured through other comprehensive income (481) 381 1,132 (2,754) Income (tax) benefit related to gains on financial assets irrevocably measured at fair value through other comprehensive income (4,705) 652 (3,151) 391 Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year (5,186) 1,033 (2,019) (2,363) Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year Income (tax) benefit related to gains on cash flow hedges (3,271) (1,839) (2,093) 3,127 Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to profit for the year (3,271) (1,839) (2,093) 3,127 Total other comprehensive income (loss) 20,228 3,356 16,021 (3,861) Total comprehensive income (499,967) 1,817,249 149,686 477,728 Comprehensive income attributable to Comprehensive income attributable to owners of the parent (504,286) 1,812,735 147,555 475,241 Comprehensive income attributable to non-controlling interest 4,319 4,514 2,131 2,487 (499,967) 1,817,249 149,686 477,728

Consolidated Interim Financial Statements September 30, 2024 5 Consolidated Interim Statements of Cash Flows (Unaudited) Consolidated Interim Statements of Cash Flows Note N° For the period from January to September of the year 2024 2023 ThUS$ ThUS$ Cash flows generated from (used in) operating activities Classes of cash receipts generated from operating activities Cash receipts from sales of goods and rendering of services 3,975,309 6,645,825 Cash receipts derived from sub-leases - 89 Classes of Payments Cash payments to suppliers for the provision of goods and services (2,696,880) (4,505,794) Cash payments relating to variable leases 22.8 (4,558) (3,282) Other payments related to operating activities (59,413) (67,533) Net cash generated from operating activities 1,214,458 2,069,305 Dividends received 8.1-9.1 17,867 8,313 Interest paid (194,688) (95,252) Interest paid on lease liabilities 22.9 (1,868) (1,410) Interest received 74,726 66,257 Income taxes paid (201,514) (1,350,448) Other cash inflows (outflows) (1) 67,655 (287,597) Net Cash generated (used in) from operating activities 976,636 409,168 182,234 Cash flows generated from (used in) investing activities Purchase of ownership interest in associates and joint ventures 9.4 (350,369) 4,745 Cash flows from purchase of interests in associates - (52,342) Acquisition of equity instruments (10,077) - Acquisition of subsidiaries (106,522) - Proceeds from the sale of property, plant and equipment 23 44 Acquisition of property, plant and equipment (618,319) (801,995) Proceeds from sales of intangible assets 11,026 3,193 Proceeds related to futures, forward options and swap contracts 345 29,029 Loans to related parties 570 3,435 Purchase of other long-term assets 17 (6,208) (7,720) Other cash inflows (2) (3) 329,511 (619,624) Cash flow used in from investing activities (750,020) (1,441,235) (1) Other (outflows) inflows of cash from operating activities include net increases (decreases) of value added tax, and banking expenses, taxes associated with interest payments, costs of issuance of debt and government grant. (2) Other (cash inflows) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date. (3) Other inflows (outflows) of cash from investing activities include guarantees deposits described in note 13.2. The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 30, 2024 6 Consolidated Interim Statements of Cash Flows (Unaudited) Consolidated Interim Statements of Cash Flows Note N° For the period from January to September of the year 2024 2023 ThUS$ ThUS$ Cash flows generated from (used in) financing activities Payments of lease liabilities (16,394) (11,407) Proceeds from long-term loans 850,000 100,000 Receipts from short-term loans 1,250,000 1,165,000 Loan repayments (1,714,869) (511,790) Proceeds from hedges associated to loans 759 - Dividends paid (66,612) (1,152,251) Net cash flows generated from (used in) financing activities 302,884 (410,448) Net increase in cash and cash equivalents before the effect of changes in the exchange rate 529,500 (1,442,515) Effects of exchange rate fluctuations on cash and cash equivalents (5,504) (27,326) increase in cash and cash equivalents 523,996 (1,469,841) Cash and cash equivalents at beginning 1,041,369 2,655,236 Cash and cash equivalents at end 10 1,565,365 1,185,395 The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements
September 30, 2024

SQM Solutions for human progress

Consolidated Interim Statements of Changes in Equity (Unaudited)

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	**1,577,643**	**(4,921)**	**(930)**	**122,294**	**(13,454)**	**102,989**	**11,881**	**114,870**	**3,838,162**	**5,530,675**	**36,230**	**5,566,905**
Net loss	-	-	-	-	-	-	-	-	(524,489)	(524,489)	4,294	(520,195)
Other comprehensive income	-	3,850	8,845	6,156	1,352	20,203	-	20,203	-	20,203	25	20,228
Comprehensive income	**-**	**3,850**	**8,845**	**6,156**	**1,352**	**20,203**	**-**	**20,203**	**(524,489)**	**(504,286)**	**4,319**	**(499,967)**
Equity instruments irrevocably recognized in other comprehensive income (loss)	-	-	-	(128,793)	-	-	-	(128,793)	186,809	58,016	-	58,016
Dividends (1)	-	-	-	-	-	-	-	-	-	-	(1,961)	(1,961)
Capital decrease	(20)	-	-	-	-	-	20	20	-	-	-	-
Other increases (decreases) in equity	-	1,603	-	-	-	-	(1,574)	29	-	29	-	29
Total changes in equity	**(20)**	**5,453**	**8,845**	**(122,637)**	**1,352**	**20,203**	**(1,554)**	**(108,541)**	**(337,680)**	**(446,241)**	**2,358**	**(443,883)**
Equity as of September 30, 2024	**1,577,623**	**532**	**7,915**	**(343)**	**(12,102)**	**123,192**	**10,327**	**6,329**	**3,500,482**	**5,084,434**	**38,588**	**5,123,022**

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	**1,577,643**	**(8,042)**	**(14,575)**	**(10,973)**	**(9,198)**	**(42,788)**	**11,663**	**(31,125)**	**3,350,114**	**4,896,632**	**35,369**	**4,932,001**
Net profit	-	-	-	-	-	-	-	-	1,809,490	1,809,490	4,403	1,813,893
Other comprehensive income	-	1,063	4,970	(1,762)	(1,026)	3,245	-	3,245	-	3,245	111	3,356
Comprehensive income	**-**	**1,063**	**4,970**	**(1,762)**	**(1,026)**	**3,245**	**-**	**3,245**	**1,809,490**	**1,812,735**	**4,514**	**1,817,249**
Dividends (1)	-	-	-	-	-	-	-	-	(1,463,666)	(1,463,666)	(2,316)	(1,465,982)
Other increases in equity	-	-	-	-	-	-	12	12	-	12	-	12
Total changes in equity	**-**	**1,063**	**4,970**	**(1,762)**	**(1,026)**	**3,245**	**12**	**3,257**	**345,824**	**349,081**	**2,198**	**351,279**
Equity as of September 30, 2023	**1,577,643**	**(6,979)**	**(9,605)**	**(12,735)**	**(10,224)**	**(39,543)**	**11,675**	**(27,868)**	**3,695,938**	**5,245,713**	**37,567**	**5,283,280**

(1) See Note 20.7

The accompanying notes form an integral part of these consolidated interim financial statements.

7

Notes to the Consolidated Interim Financial Statements September 30, 2024 8 Glossary The Following capitalized terms in these financial statements (including their notes) will have the following meaning: “ADS’’ American Depositary Shares; “CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce; “CCHEN’’ Chilean Nuclear Energy Commission; “CCS’’ cross currency swap; “CINIIF’’ International Financial Reporting Interpretations Committee; “CMF’’ Financial Market Commission; “Codelco” Chilean Corporación Nacional del Cobre; “Directors’ Committee” The Company’s Directors’ Committee; “Corporate Governance Committee’’ The Company’s Corporate Governance Committee; “Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee; “Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended; “Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”; “Corfo” Chilean Economic Development Agency; “DCV’’ Central Securities Depository; “DGA’’ General Directorate of Water Resources; “Board” The Company’s Board of Directors; “Dollar’’ o “US$’’ Dollars of the United States of America; “PFIC’’ Passive foreign investment company; “United States” United States of America; “FNE’’ Chilean National Economic Prosecutor's Office; “Management’’ the Company’s management; "SQM Group’’ The corporate group composed of the Company and its subsidiaries “Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada; “IASB’’ International Accounting Standards Board; “SSI’’ Staff severance indemnities; “IFRIC’’ International Financial Reporting Standards Interpretations Committee; “CPI” Consumer Price Index; “IRSW” interest rate swap; “Securities Market Law” Securities Market Law No. 18,045;

Notes to the Consolidated Interim Financial Statements September 30, 2024 9 “Corporate Law'' Law 18,046 on corporations; “ThUS$'' thousands of Dollars; “MUS$'' millions of Dollars; “IAS” International Accounting Standard; “IFRS” International Financial Reporting Standards; “ILO” International Labor Organization; “WHO” World Health Organization; “Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile; “SEC’’ Securities and Exchange Commission; “Sernageomin’’ National Geology and Mining Service; “SIC’’ Standard Interpretations Committee; “IRS”Internal Revenue Service of Chile; “SMA” Environmental Superintendent’s Office; “Company” Sociedad Química y Minera de Chile S.A.; “SOFR” Secured overnight financing rate; “SQM Industrial” SQM Industrial S.A.; “SQM NA” SQM North America Corporation; “SQM Nitratos” SQM Nitratos S.A.; “SQM Potasio” SQM Potasio SpA., formerly SQM Potasio S.A.; “SQM Salar” SQM Salar SpA., formerly SQM Salar S.A.; “Tianqi” Tianqi Lithium Corporation; “UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

Notes to the Consolidated Interim Financial Statements September 30, 2024 10 Note 1 Identification and Activities of the Company and Subsidiaries 1.1 Historical background Sociedad Química y Minera de Chile S.A. (the “Company” or “SQM”) is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9. The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000. The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity. 1.2 Main domicile where the Company performs its production activities The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia. 1.3 Codes of main activities The codes of the main activities as established by the CMF, as follows: • 1700 (Mining) • 2200 (Chemical products) • 1300 (Investment) 1.4 Description of the nature of operations and main activities The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed. (a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products. (b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components. (c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statements September 30, 2024 11 (d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan. (e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. (f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

1.5 Other background

(a) Employees

As of September 30, 2024, and December 31, 2023, the workforce was as follows:

Employees	As of September 30, 2024			As of December 31, 2023		
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	27	161	188	33	137	170
Professionals	206	3,097	3,303	190	2,663	2,853
Technicians and operators	394	4,243	4,637	364	4,295	4,659
Total	627	7,501	8,128	587	7,095	7,682

Place of work	As of September 30, 2024			As of December 31, 2023		
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	627	6,428	7,055	587	6,447	7,034
Outside Chile	-	1,073	1,073	-	648	648
Total	627	7,501	8,128	587	7,095	7,682

(b) Main shareholders

As of September 30, 2024, there were 1,139 shareholders.

Following table shows information about the main shareholders of the Company's Series A or Series B shares in circulation as of September 30, 2024, and December 31, 2023, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of September 30, 2024	No, of Series A	% of Series A shares	No, of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	-	-	21.90%
Sociedad De Inversiones Pampa Calichera S.A.	41,885,389	29.33%	1,611,227	1.13%	15.23%
The Bank Of New York Mellon ADRS	-	-	39,269,304	27.50%	13.75%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	-	11,741,414	8.22%	4.11%
AFP Habitat S.A.	614,872	0.43%	9,994,197	7.00%	3.71%
AFP Provida S.A.	-	-	9,153,291	6.41%	3.20%
Global Mining SpA	8,798,539	6.16%	-	-	3.08%
Banco Santander on behalf of foreign investors	-	-	8,499,436	5.95%	2.98%
AFP Capital S.A.	-	-	7,935,674	5.56%	2.78%
AFP Cuprum S.A.	-	-	7,213,508	5.05%	2.53%
Banco De Chile on Behalf of Non-Resident Third Parties	56,333	0.04%	4,849,150	3.40%	1.72%

12

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Shareholders as of December 31, 2023	No, of Series A	% of Series A shares	No, of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	-	-	21.90%
The Bank Of New York Mellon ADRS	-	-	46,174,681	32.33%	16.17%
Sociedad De Inversiones Pampa Calichera S.A.	42,640,389	29.86%	1,611,227	1.13%	15.49%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	-	11,744,230	8.22%	4.11%
AFP Habitat S.A.	603,789	0.42%	9,991,619	7.00%	3.71%
Global Mining SpA	8,798,539	6.16%	-	-	3.08%
Banco Santander on behalf of foreign investors	-	-	8,499,930	5.95%	2.98%
AFP Provida S.A.	-	-	8,299,626	5.81%	2.91%
AFP Cuprum S.A.	-	-	7,979,983	5.59%	2.79%
AFP Capital S.A.	-	-	7,525,912	5.27%	2.63%
Banco De Chile on behalf of Citi NA New York Clie.	67,463	0.05%	6,339,986	4.44%	2.24%

(1) As reported by DCV, which manages the Company's shareholders' register as of September 30, 2024, and Decembre 31, 2023, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM's shares. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B SQM shares as reported by Inversiones TLC SpA. Accordingly as of September 30, 2024, and December 31, 2023, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares.

(2) As September 30, 2024 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 2,973,842 Series A shares held in custody by stockbrokers and as of December 31, 2023 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 2,348,842 Series A shares held in custody by stockbrokers

13

Notes to the Consolidated Interim Financial Statements September 30, 2024 14 Note 2 Basis of presentation for the consolidated financial statements interims 2.1 Accounting period These consolidated financial interim statements cover the following periods: (a) Consolidated Interim Statements of Financial Position as of September 30, 2024 and December 31, 2023. (b) Consolidated Interim Statements of Income for the three and nine-month periods ended September 30, 2024 and 2023. (c) Consolidated Interim Statements of Comprehensive Income for the three and nine-month periods ended September 30, 2024 and 2023. (d) Consolidated Interim Statements of Changes in Equity for the nine-month periods ended September 30, 2024 and 2023. (e) Consolidated Interim Statements of Cash Flows for the nine-month periods ended September 30, 2024 and 2023. 2.2 Consolidated financial statements The interim consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IAS 34 “Interim Financial Reporting” issued by the IASB. The interim consolidated financial statements should be read together with the annual financial statements as of December 31, 2023. The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2023. There have been no changes in the methods used to calculate accounting estimates during the periods reported. IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

Notes to the Consolidated Interim Financial Statements September 30, 2024 15 2.3 Basis of measurement The consolidated financial statements have been prepared on the historical cost basis except for the following: (a) Inventories are recorded at the lower of cost and net realizable value. (b) Financial derivatives measured at fair value. (c) Certain financial investments measured at fair value with an offsetting entry in other comprehensive income. 2.4 Accounting pronouncements New accounting pronouncements (a) The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2024: Amendments and improvements Description Mandatory for annual periods beginning on or after Amendments to IAS 1 "Presentation of Financial Statements" about the classification of liabilities. This amendment clarifies that liabilities are classified as either current or non-current, depending on their rights as of the reporting date. The classification is not affected by the expectations of the entity or events after the reporting date. For example, the receipt of a waiver or non-compliance with an agreement. The amendment also clarifies what IAS 1 means when it refers to the “settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8. 01-01-2024 Amendment to IAS 1 “Non-current Liabilities with Covenants”. The amendment improves the information that an entity discloses when its payment terms are deferred, provided it complies with covenants within twelve months of issuing the financial statements. 01-01-2024 Amendment to IFRS 16, “Leases” Amendments to sale and leaseback transactions, including explanations of how an entity should recognize its right of use leased assets and how the gains or losses arising from sale and leaseback transactions should be recognized in the financial statements. 01-01-2024 Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” on supplier finance arrangements. These amendments require disclosures that improve the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. 01-01-2024 Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

(b) Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2024 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 21 - Lack of exchangeability.	This amendment affects an entity that has a transaction in a foreign currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.	01-01-2025
Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Issued in May 2024	This amendment: - Clarifies the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, introducing a new exception for certain financial liabilities settled through an electronic cash transfer system; - Clarifies and provides additional guidance for assessing whether a financial asset meets the criterion of solely payment of principal and interest (SPPI); - Adds new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) objectives); and - Updates the disclosures for equity instruments at fair value through other comprehensive income (FVOCI).	01-01-2026
Annual Improvements to IFRSs	The following improvements were published in July 2024: -IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 in paragraphs B5-B6 regarding the retrospective application exception for hedge accounting were improved. -IFRS 7 Financial Instruments: Disclosures. In relation to disclosures of gains/losses arising from derecognition of financial assets with continuing involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs with an impact on the fair value and, therefore, on part of the gain/loss from derecognition. -IFRS 9 Financial Instruments. A reference to the initial measurement of receivables was amended by eliminating the term "transaction price". -IFRS 10 Consolidated Financial Statements Some improvements were included in the description of the control assessment when there are "de facto agents". -IAS 7 Statement of Cash Flows. Paragraph 37 regarding the concept of "equity method" was amended by eliminating the reference to the "cost method".	01-01-2026
IFRS 18 Presentation and Disclosure in Financial Statements	The new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: - the structure of the statement of profit or loss; - required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and - enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.	01-01-2027
IFRS 19 Subsidiaries without Public Accountability. Disclosures.	This new standard is applied in conjunction with other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards, except for the disclosure requirements. Instead, the entity applies the reduced requirements in IFRS 19. These reduced disclosure requirements balance the information needs of the users of eligible subsidiaries' financial statements with cost savings for preparers. A subsidiary is eligible if: - It does not have public accountability; and - It has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.	01-01-2027

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company's financial statements.

16

Notes to the Consolidated Interim Financial Statements September 30, 2024 17 2.5 Basis of consolidation (a) Subsidiaries The Company established control as the basis of consolidation for its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost. Subsidiaries are consolidated through the line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group. Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant. To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

The following tables detail general information as of September 30, 2024 on the companies in which the group exercises control:

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest		
					Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio SpA (9)	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av, Pdte, Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar SpA (10)	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Peso	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Peso	-	60.6383	60.6383
Orcoma Estudios SpA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SpA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM Nueva Potasio SpA (11)	76.630.159-2	Los Militares 4290, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V. (5)	Foreign	Caya Ernesto O, Petronia 17, Orangestad	Aruba	Dollar	-	-	-
Nitratos Naturais do Chile Ltda.	Foreign	Al, Tocantis 75, 6° Andar, Conunto 608 Edif, West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P,O, Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av, José Orrantia y Av, Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al, Tocantis 75, 6° Andar, Conunto 608 Edif, West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.47000	99.5300	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000
SQM Europe N.V. (3)	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000

18

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest		
					Direct	Direct	Direct
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V. (6)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	-
SQM Lithium Specialties Limited Partnership (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A. (2)	Foreign	Edificio Plaza Bancomer	Panama	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdam	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China	China	Dollar	-	100.0000	100.0000
Soquimich LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	South Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000
Soquimich Comercial Brasil Ltda.	Foreign	Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá	Brazil	Dollar	-	100.0000	100.0000
Blue Energy Business and Trade (Shanghai) Co., Ltd. (7)	Foreign	300 Huaihai Middle Road, distrito de Huangpu, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Comercial Perú S.A.C. (8)	Foreign	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	Dollar	0.00001	999.999	100.0000
SQM India Private Limited (12)	Foreign	LEVAL 3A WING, TOWER B1 Symphony IT park, NANDED, Nanded, Pune City, Pune - 411041, Maharashtra	India	Indian Rupee	0.1000	99.9000	100.0000
Sichuan Dixin New Energy Co., LTD (*)	Foreign	No.8 Yuhui Road, Xiu wen Town, Dong po District, Meishan, Sichuan Province	China	Chinese Yuan	-	100.0000	100.0000
SQM (Shanghai) Industrial Co, Ltd. (13)	Foreign	West Nanjing Road Branch, Shanghai.	China	Dollar	-	100.0000	100.0000
Sociedad Química y Minera Maroc (14)	Foreign	Entrée Ouest, Niveau 1 Anfa Place, bd de la corniche Ain diab 20180, Casablanca, Marruecos.	Morocco	Dollar	-	100.0000	100.0000
SQM Lithium North America Corporation (15)	Foreign	2727 Paces Ferry Rd SE, Building 2, Suite 1425, Atlanta, GA.	United States of America	Dollar	-	100.0000	100.0000
SQM Lithium Europe NV (16)	Foreign	Houtdok-Noordkaai 25A, 2030 ANTWERP, Belgica	Belgium	Dollar	-	100.0000	100.0000

(1) SQM has control over Comercial Agrorama Ltda.´s management.
(2) Comercial Caiman Internacional S.A. was liquidated at September 30, 2023.
(3) On July 1, 2023, SQM Europe N.V. absorbed its subsidiary SQM International N.V.
(4) SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership have been liquidated as of December 31, 2023.
(5) During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated.
(6) During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated.
(7) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(8) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired.
(9) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(10) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(11) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.

19

Notes to the Consolidated Interim Financial Statements September 30, 2024 20 (12) On April 22, 2024, the subsidiary SQM India Private Limited was incorporated. (13) On September 18, 2024, the company SQM (Shanghai) Industrial Co., Ltd. was incorporated. (14) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated. (15) On September 17, 2024, SQM Lithium North America Corporation was incorporated. (16) On September 9, 2024, SQM Lithium Europe NV was incorporated. (*) On April 30, The Company acquired the total interest ownership in Sichuan Dixin New Energy Co. Ltd. for an amount of (ThUS$ 126,089) (ThUS$ 11.426 are yet to be paid and it is recognized as a liability at the reporting date) and recognizing an identified intangible asset for ThUS$ 9,067 (see note 14 on intangible assets). The Company entered this transaction to acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year for the Company’s lithium sulfate salts. See additional details in note 13.2. Assets and liabilities recognized upon acquisition consider the following: Certain financial statement items ThUS$ Property, plant and equipment 101,357 Intangible assets (including identified intangible assets) 11,798 Cash and cash equivalents 1,093 Current assets 33,056 Total liabilities (21,215) Total 126,089 *The valuation of assets and liabilities acquired had not been completed by the date the interim financial statements; and, therefore, it is possible that they may subsequently require adjustment by including adjustments to the identified intangible assets (one year after the transaction (May 1, 2025), as allowed by IFRS 3).

Notes to the Consolidated Interim Financial Statements September 30, 2024 50 2.6 Investments in associates and joint ventures Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. (a) Joint operations The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement. (b) Joint ventures and investments in associates Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss). Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired. Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded. Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Interim Financial Statements September 30, 2024 22 Note 3 Significant accounting policies 3.1 Classification of balances as current and non-current In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current. The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have. 3.2 Functional and presentation currency The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar. 3.3 Accounting policy for foreign currency translation (a) SQM group entities: The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows: - Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date. - Revenues and expenses of each statement of income account are converted at monthly average exchange rates. - All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves. In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements September 30, 2024 23 The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows: Currencies Closing exchange rates Average exchange rates As of September 30, 2024 As of December 31, 2023 As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ Brazilian real 5.45 4.85 5.55 4.90 New Peruvian sol 3.70 3.70 3.77 3.73 Japanese yen 143.03 140.90 143.18 143.94 Euro 0.90 0.90 0.90 0.92 Mexican peso 19.63 16.92 19.66 17.18 Australian dollar 1.44 1.46 1.48 1.49 Pound Sterling 0.75 0.78 0.76 0.79 South African rand 17.21 18.27 17.62 18.61 Chilean peso 897.68 877.12 925.31 875.06 Chinese yuan 7.00 7.12 7.08 7.15 Indian rupee 83.80 83.21 83.84 83.26 Thai Baht 32.33 34.36 33.32 34.95 Turkish lira 34.19 29.52 34.03 29.09 Korean Won 1,314.73 1,290.70 1,331.32 1,304.17 Indonesian Rupiah 15,135.00 15,399.00 15,335.28 15,502.63 United Arab Emirates dirham 3.67 3.67 3.67 3.67 Polish Zloty 3.84 3.93 3.85 3.97 UF (*) 42.23 41.94 40.97 42.04 (*) US$ per UF (b) Transactions and balances The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statements September 30, 2024 24 3.4 Consolidated statement of cash flows Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument. For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above. The statement of cash flows present cash transactions performed during the period, determined using the direct method. The Company’s accounting spolicy is to consider interest paid and finance costs, interest received and dividends received as net cash flows from operations and dividends paid as cash flows from (used in) financing activities. Other (outflows) inflows of cash from operating activities is composed as follows: Fort he period ended As of September 30, 2024 A As of September 30, 2023 ThUS$ ThUS$ Bank expenses (7,119) (13,269) Fiscal credits (5,086) (2,672) Government grants 12,745 24,387 Value added tax 85,604 (292,909) Cost of bond issuance (18,489) (3,134) Total 67,655 (287,597) 3.5 Financial assets accounting policy Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows. The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price. After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows: (a) Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents, (ii) related party receivables, (iii) trade debtors and (iv) other receivables. (b) Financial instruments at fair value. A financial asset should be measured at fair value through income or fair value through other comprehensive income, depending on the following: (i) Fair value through Other Comprehensive Income: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are

Notes to the Consolidated Interim Financial Statements September 30, 2024 25 through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. (ii) Fair value through profit or loss: Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income". (c) Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement income but to retained earnings when realized. 3.6 Financial assets impairment The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost. The impairment method used depends on whether there has been a significant increase in credit risk. The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment. The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows: - Significant financial hardship - Breach of contract due to default - Probability of going bankrupt The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue. The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 22.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line. The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management.

Notes to the Consolidated Interim Financial Statements September 30, 2024 26 3.7 Financial liabilities Management accounts for its financial liabilities at amortized cost. Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost. Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities. Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate. 3.8 Estimated fair value of financial instruments The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics. Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary: Fair value estimation Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF). The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black- Scholes method. In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes.

Notes to the Consolidated Interim Financial Statements September 30, 2024 27 Fair value estimates for disclosure purposes • Cash equivalent approximates fair value due to the short-term maturities of these instruments. • Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term. • Payables, current lease liabilities and other current financial liabilities´s fair value equal to book value due to the short-term maturity of these accounts. • The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions. 3.9 Reclassification of financial instruments When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified. 3.10 Financial instruments derecognition The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained. The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principal responsibility contained in the liability. 3.11 Derivative and hedging financial instruments Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows: a) Fair value hedge of assets and liabilities recognized (fair value hedges). b) Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations. The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items. The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.

Notes to the Consolidated Interim Financial Statements September 30, 2024 28 Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income. a) Fair value hedge Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized the statement of in income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate. b) Cash flow hedges The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income. When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income. 3.12 Derivative financial instruments not considered as hedges Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure. The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of September 30, 2024, and December 31, 2023, the Company does not have any embedded derivatives. 3.13 Deferred acquisition costs from insurance contracts Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current. 3.14 Leases (a) Right-of-use assets The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight

Notes to the Consolidated Interim Financial Statements September 30, 2024 29 line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment. (b) Lease liabilities On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment. When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset. Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement. (c) Short-term leases and low-value asset leases The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term. (d) Significant judgments in the determination of the lease term for contracts with renewal options. The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised. The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate. 3.15 Inventory measurement The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the

Notes to the Consolidated Interim Financial Statements September 30, 2024 30 condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others. For finished and in-process products, the company has three types of provisions, which are reviewed quarterly: (a) Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications. (b) Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately. (c) Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms. Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical results obtained in the inventory processes. 3.16 Non-controlling interests Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent. 3.17 Related party transactions Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction. 3.18 Property, plant and equipment Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced. In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable: (a) Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

Notes to the Consolidated Interim Financial Statements September 30, 2024 31 Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition. (b) The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results. Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets. Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date. Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred. The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements. Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value. The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of the required standard. 3.19 Depreciation of property, plant and equipment Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually. Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030. In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

Notes to the Consolidated Interim Financial Statements September 30, 2024 32 The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below: Classes of property, plant and equipment Minimum life or rate (years) Maximum life or rate (years) Life or average rate in years Mining assets (*) 5 10 8 Energy generating assets 5 15 8 Buildings 4 25 13 Supplies and accessories 4 15 8 Office equipment 5 10 9 Transport equipment 6 20 9 Network and communication equipment 4 10 7 IT equipment 3 11 7 Machinery, plant and equipment 3 28 11 Other fixed assets 3 20 9 (*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis. 3.20 Goodwill Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold. This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose. 3.21 Intangible assets other than goodwill Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights. (a) Water rights Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into: i) Finite rights with amortization using the straight-line method, and ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment. (b) Rights of way for electric lines As required for the operation of industrial plants, the Company has paid rights of way to install wires for the different electric lines on third party land.

Notes to the Consolidated Interim Financial Statements September 30, 2024 33 (c) Computer software Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights. Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received. The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives. (d) Mining property and concession rights The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets. The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030. Minimum and maximum amortization lives or rates of intangible assets: Estimated useful life or amortization rate Minimum Life or Rate Maximum Life or Rate Water rights 1 year Indefinite Rights of way Indefinite Indefinite Corfo Mining properties (1) 6 years 6 years Mining rights Unit-production method Intellectual property 9 years 15 years IT programs 1 year 7 years (1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030. 3.22 Research and development expenses Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred. 3.23 Exploration and evaluation expenses The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses: Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in

Notes to the Consolidated Interim Financial Statements September 30, 2024 34 progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. (a) Limestone and metallic exploration These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to inventories, if applicable. Costs related to metal exploration are charged the statement of to income in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage. (b) Exploration and evaluation at the Mt. Holland Project Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment. 3.24 Impairment of non-financial assets Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount. For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated. The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets. In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks. Impairment losses from continuing operations are recognized with a debit to the statement of income the categories of expenses associated with the impaired asset function. For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to the statement of income. Assets with indefinite lives are assessed for impairment annually. 3.25 Minimum dividend As required by Chilean law and regulations, the dividend policy is established by the Board of Directors and announced at the annual ordinary shareholders’ meeting. Shareholder’s approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by

Notes to the Consolidated Interim Financial Statements
September 30, 2024

unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 20.5).

3.26 Earnings per share

The basic earnings per share amounts are calculated by dividing the net income for the period attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Earnings per Share	For the period from January to September of the year		For the period from July to September of the year	
	2024	2023	2024	2023
Net income attributable to the owners of the parent (ThUS$)	(524,489)	1,809,490	131,428	479,368
Weighted average number of shares	285,637,952	285,638,456	285,637,952	285,638,456
Basic earnings per share (US$)	**(1.8362)**	**6.3349**	**0.4601**	**1.6782**
Net income attributable to the owners of the parent (ThUS$)	(524,489)	1,809,490	131,428	479,368
Weighted average number of shares	285,637,952	285,638,456	285,637,952	285,638,456
Diluted earnings per share (US$)	**(1.8362)**	**6.3349**	**0.4601**	**1.6782**
Serie A common share	142,819,048	142,819,552	142,819,048	142,819,552
Serie B common share	142,818,904	142,818,904	142,818,904	142,818,904
Total weighted average number of share	**285,637,952**	**285,638,456**	**285,637,952**	**285,638,456**

3.27 Other provisions

Provisions are recognized when:

- The Company has a present, legal or constructive obligation as the result of a past event.
- It is more likely than not that certain resources must be used, to settle the obligation.
- A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income. The expense for any provision is presented net of any reimbursements in the consolidated statement of income.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability's specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company's policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.28 Obligations related to employee termination benefits and pension commitments

Obligations towards the Company's employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment.

These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects

35

Notes to the Consolidated Interim Financial Statements September 30, 2024 36 related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”. Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions. The above is applicable except in the United States, where our subsidiary, SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 18.4). 3.29 Compensation plans Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income (see Note 18.6). 3.30 Revenue recognition Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries. Revenues are recognized when the specific conditions for each income stream are met, as follows: (a) Sale of goods The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met. Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements. (b) Sale of services Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably. (c) Income from dividends Income from dividends is recognized when the right to receive the payment is established. 3.31 Finance income and finance costs Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method.

Notes to the Consolidated Interim Financial Statements September 30, 2024 37 Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued less interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method. 3.32 Current income tax and deferred Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies. Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that a payment will be required to a taxation authority. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty. Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized. In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable. Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized. Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity. The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences. Company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met: (i) the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and (ii) it is probable that the temporary difference will not be reversed in the foreseeable future. Recognized deferred tax assets are income taxes recoverable in future periods related to: a) deductible temporary differences; b) compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and c) compensation for unused credits from prior periods. The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.

Notes to the Consolidated Interim Financial Statements September 30, 2024 38 Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements: (i) temporary differences are reversed in the foreseeable future; and (ii) there is taxable profit available against which temporary differences can be used. 3.33 Operating segment reporting IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose. An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments. Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments. 3.34 Primary accounting criteria, estimates and assumptions Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full. In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to: • Depreciation expense is determined using useful lives estimated on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16). • Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16). • Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18). • Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company

Notes to the Consolidated Interim Financial Statements September 30, 2024 39 assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements. • Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance. • Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable inventory valuation. (See Note 11). Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively. 3.35 Government grants The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received. 3.36 Environment In general, the company follows the criterion that the amounts allocated to environmental protection and impr ovement are considered as environmental expenditure. However, the amounts of certain items are considered as property, plant and equipment where appropriate.

Notes to the Consolidated Interim Financial Statements September 30, 2024 40 Note 4 Financial risk management 4.1 Financial risk management policy The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components. The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others. The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk. 4.2 Risk Factors (a) Credit risk A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement income of the Company's operations. Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6. Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe. No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2023, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2023, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts. The effect of this change was not significant for the financial statements as of December 31, 2023. Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection of the Company. These notes are accepted based on the credit quality of the issuing banks.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Financial institution	Financial assets	Rating			As of September 30, 2024
		Moody´s	ThUS$	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	A	721
Banco de Ningbo Co.	Bank notes	P-2	-	-	48
Bank of BeiJing	Bank notes	-	-	BB+u	240
Bank of China	Bank notes	P-1	A	A	5
Bank of Communications	Bank notes	P-1	A-	A	100
Bank of East Asia	Bank notes	P-2	A-	NR	1,000
Bank of JiangSu	Bank notes	P-2	-	-	678
Bank of NingBo	Bank notes	P-2	-	-	186
Bank of Ningbo Corporation Sucursal de Yuyao	Bank notes	P-2	-	-	10
Bank of Shanghai	Bank notes	Baa2	-	WD	2,971
Bank Of Suzhou	Bank notes	P-3	-	-	808
China BOHAI Bank	Bank notes	-	BBB-	-	2,500
China CITIC Bank	Bank notes	P-2	A-	BBB+u	3,879
China Construction Bank Corporation	Bank notes	-	A	A	83
China Construction Bank Corporation Xiantao Chengdong Sub-branch	Bank notes	-	A	A	2,754
China Guangfa Bank	Bank notes	P-3	BBB-	BB+u	3,673
China Merchants	Bank notes	-	A-	A-u	4,420
China Minsheng Bank	Bank notes	-	BBB-	BB+u	523
China Zheshang Bank	Bank notes	-	BBB-	-	17
HuaXia Bank	Bank notes	-	BBB-	BB+u	710
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A	A	1,857
Industrial Bank	Bank notes	P-1	AA-	AA-	2,139
Ltd. Ningbo Bank Limited Sucursal de Shanghai	Bank notes	P-2	-	-	13
Ping An Bank	Bank notes	P-2	BBB+	BB+u	812
Others	Bank notes	-	-	-	24,973
Total					**55,120**

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	-	2,061
Bank of Communications	Bank notes	P-1	A-2	-	8,783
Bank of NingBo	Bank notes	P-2	-	-	1,065
China CITIC Bank	Bank notes	P-2	A-2	-	35,477
China Construction Bank Corporation	Bank notes	-	A-1	-	1,802
China Everbright Bank	Bank notes	(P)P-2	A-2	-	2,647
China Guangfa Bank	Bank notes	P-3	A-3	-	1,245
China Merchants	Bank notes	-	A-2	-	8,661
China Minsheng Bank	Bank notes	-	A-3	-	3,097
China Zheshang Bank	Bank notes	-	A-3	-	3,167
HuaXia Bank	Bank notes	-	A-3	-	3,639
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	-	8,998
Industrial Bank	Bank notes	P-1	A-1+	-	12,177
International Bank of Macau	Bank notes	P-1	-	F1+	4,122
Shanghai Pudong Development Bank	Bank notes	P-2	A-2	-	20,549
Others	Bank notes	-	-	-	8,441
Total					**125,931**

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates.

41

Notes to the Consolidated Interim Financial Statements
September 30, 2024

The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents as of September 30, 2024.

Financial institution	Financial assets	Rating			As of September 30, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-2	-	32,526
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	21,625
Scotiabank Chile	Time deposits	-	-	F1+	132,617
Banco Estado	Time deposits	P-1	A-1	-	156,482
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	70,630
Banco Crédito e Inversiones	Investment fund	AA+	-	-	7,909
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	1,950
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	120,894
Total					**544,633**

The following financial assets correspond to term deposits over 90 days and margin call as of September 30, 2024.

Financial institution	Financial assets	Rating			As of September 30, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	172,191
Banco Morgan Stanley	Margin Call	P-1	A-2	F1	13,670
Banco Santander	Time deposits	P-1	A-2	-	430,310
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	86,073
Scotiabank Chile	Time deposits	-	-	F1+	234,983
Bank of Nova Scotia	Time deposits	P-1	A-1	F1+	50,316
Total					**987,543**

The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents.

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Santander- Santiago	Time deposits	P-1	A-2	-	6,318
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,001
Corpbanca	Time deposits	P-2	A-2	-	5,014
Banco de Chile	Time deposits	P-1	A-1	-	4,460
Scotiabank Chile	Time deposits	-	-	F1+	6,752
Banco Crédito e Inversiones	Investment fund	AA+	-	-	5,031
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	22,845
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	312,924
Total					**364,345**

42

Notes to the Consolidated Interim Financial Statements
September 30, 2024

The following financial assets correspond to term deposits over 90 days and margin call as of December 31, 2023.

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	74,459
Banco Morgan Stanley	Margin Call	P-1	A-2	F1	5,590
Banco Santander	Time deposits	P-1	A-2	-	100,083
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	372,061
Scotiabank Chile	Time deposits	-	-	F1+	319,128
Bank of Nova Scotia	Time deposits	P-1	-	-	353,592
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	91,884
Total					1,316,797

(b) Exchange risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company's business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company's costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company's statement income. By the quarter of 2024, approximately US$607 million accumulated in expenses are associated with the Peso.

As of September 30, 2024, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net asset fair value of US$9.88 million. This air is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2023, this value corresponds to a net asset amounting US$ 2.52 million.

Furthermore, as of September 30, 2024, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative time deposits in UF and in pesos, at a net liability fair value of US 17.49 million. As of December 31, 2023, a net liability fair value was recognized for an amount of US$18.30 million of net liabilities.

To ensure the difference between its assets and liabilities, the Company held the following derivative contracts as of September 30, 2024 (as the absolute value of the sum of their notional amounts): US$ 37.70 million in Chilean peso/dollar derivative contracts, US$ 50.12 million in euro/dollar derivative contracts, US$ 23.06 million in South African rand/dollar derivative contracts, US$ 351.71 million in Chinese renminbi/dollar derivative contracts, US$ 20.06 million in Australian dollar/dollar derivative contracts and US$ 8.14 million in other currencies.

43

Notes to the Consolidated Interim Financial Statements
September 30, 2024

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of September 30, 2024.

Financial institution	Financial assets	Rating		
		Moody´s	S&P	Fitch
MUFG	Derivative	P-1	-	F1
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Banco de Chile	Derivative	P-1	A-1	-
Barclays	Derivative	P-2	A-2	F1
HSBC	Derivative	P-2	A-2	F1+

(c) Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread.

As of September 30, 2024, approximately 6.3% of the Company's financial obligations are subject to variations in the SOFR rate. The long-term loans subject to SOFR plus a spread are held with Bank of Nova Scotia and Banco Santander/Kexim. The SOFR exposure is being hedged through derivatives.

(d) Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio[1], which enables it to cover current obligations with clearance. (As of September 30, 2024, this was 2.94 and 2.50 for December 31, 2023).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of September 30, 2024, the Company had unused, available revolving credit facilities with banks, for a total of US$1,697 million.

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

44

Notes to the Consolidated Interim Financial Statements
September 30, 2024

The following table shows the maturity profile of the financial liabilities according to their contractual flows.

As of September 30, 2024 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows				
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	995.36	708.62	271,51	53.91	1,034.04
Unsecured obligations	3,840.85	436.35	1,287.54	3,402.44	5,126.33
Sub total	4,836.21	1,144.97	1,559.05	3,456.35	6,160.37
Hedging liabilities	27.86	16.62	26.07	5.26	47.95
Derivative financial instruments	6.89	6.89	-	-	6.89
Sub total	34.75	23.51	26.07	5.26	54.84
Current and non-current lease liabilities (1)	78.93	23.04	58.57	4.19	85.8
Trade accounts payable and other accounts payable	397.47	397.47	-	-	397.47
Total	5,347.36	1,588.99	1,643.69	3,465.8	6,698.48

(1) Leases subject to variability are not included.

As of December 31, 2023 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows				
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	1,464.26	1,117.86	268.80	62.05	1,448.71
Unsecured obligations	2,999.17	98.88	729.56	2,733.92	3,562.36
Sub total	4,463.43	1,216.74	998.36	2,795.97	5,011.07
Hedging liabilities	25.37	24.11	30.08	1.30	55.49
Derivative financial instruments	14.81	14.81	-	-	14.81
Sub total	40.18	38.92	30.08	1.30	70.30
Current and non-current lease liabilities (1)	75.16	19.94	56.45	3.79	80.18
Trade accounts payable and other accounts payable	449.63	449.63	-	-	449.63
Total	5,028.40	1,725.23	1,084.89	2,801.06	5,611.18

(1) Leases subject to variability are not included.

As of September 30, 2024, the nominal value of the contracted cash flows in US dollars of the CCS contracts were ThUS$ 377,103 (ThUS$ 504,393 as of December 31, 2023).

4.3 Financial risk management

The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group's risk management profile.

[1] All current assets divided by all current liabilities.

45

Notes to the Consolidated Interim Financial Statements September 30, 2024 46 Note 5 Separate information on the main office, parent entity and joint action agreements 5.1 Parent’s stand-alone assets and liabilities Parent’s stand-alone assets and liabilities As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Assets 9,575,238 9,751,095 Liabilities (4,490,804) (4,220,420) Equity 5,084,434 5,530,675 5.2 Parent entity Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements September 30, 2024 47 Note 6 Board of Directors, Senior Management and Key management personnel 6.1 Remuneration of the Board of Directors and Senior Management (a) Board of directors SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three- year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2024, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company's committees: - Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Hernán Büchi Buc, with Ms. Ocqueteau and Mr. Gil as independent members. - The Company’s Health, Safety and Environment Committee: This committee is comprised of Georges de Bourguignon, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto. - Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying. During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management between January and September 2024. (b) Board of Directors’ Compensation Board members’ compensation for 2024, that is from April 25, 2024 to April 26, 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows: (i) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month. (ii) A variable gross amount payable to the Chairman and Vice President of the board of Directors, equivalent to 0.12% of net income before tax earned by the Company (the “Profit”) during the respective business year for each; and (iii) A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of net income before tax earned by the Company during the respective business year. For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year. Compensation of the Board for 2023, that is from April 25, 2023 to April 25, 2024, was determined by the Annual General Shareholders Meeting held on April 25, 2023. It is as follows: (iv) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month. (v) A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and (vi) A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

Notes to the Consolidated Interim Financial Statements September 30, 2024 48 Net income for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022. These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of September 30, 2024, amounted to ThUS$ 6,960 and as of September 30, 2023 to ThUS$ 6,802. (c) Directors’ Committee compensation Compensation for the Board of Directors is the same for both 2024 and 2023, as follows: (i) The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned. (ii) The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2023 business year, and 0.02% of the net income before tax obtained by the Company during the respective business year for 2024. For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year. Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022. These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. (d) Health, Safety and Environmental Matters Committee: The remuneration of this committee for the 2023 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2024 period, this remuneration remains unchanged. (e) Corporate Governance Committee The remuneration for this committee for the 2023 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2024 period, this remuneration remains unchanged. (f) Guarantees constituted in favor of the directors No guarantees have been constituted in favor of the directors. (g) Senior management compensation: (i) This includes monthly fixed salary and variable performance bonuses. (See Note 6.2) (ii) The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

Notes to the Consolidated Interim Financial Statements September 30, 2024 49 (iii) In addition, there are retention bonuses for its executives (see Note 18.6) (h) Guarantees pledged in favor of the Company’s management No guarantees have been pledged in favor of the Company’s management. (i) Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points. The Company’s Management and Directors do not receive or have not received any benefit during the ended September 30, 2024 and the year ended December 31, 2023 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points. 6.2 Key management personnel compensation As of September 30, 2024 and 2023, the number of the key management personnel is 174 and 155, respectively. Key management personnel compensation For the period ended September 30, 2024 For the period ended September 30, 2023 ThUS$ ThUS$ Key management personnel compensation 23,984 30,673 Please also see the description of the compensation for executives in Note 18.6.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Nota 7 Background on companies included in consolidation and non-controlling interests

7.1 Assets, liabilities and profit of consolidated subsidiaries as of and for the period ended September 30, 2024.

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents			
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	420,738	114,924	316,625	13,107	164,895	17,712	17,620
SQM Potasio SpA	1,492	1,525,796	923,910	123	1,781	(893,591)	(890,264)
Serv. Integrales de Tránsito y Transf. S.A.	2,714	29,690	9,285	6,813	19,559	1,964	1,944
Isapre Norte Grande Ltda.	914	1,210	1,108	232	2,992	37	30
Ajay SQM Chile S.A.	48,696	2,302	25,350	896	62,911	4,763	4,763
Almacenes y Depósitos Ltda.	202	-	-	-	-	(79)	(112)
SQM Salar SpA	1,929,990	2,240,500	2,414,146	326,079	1,319,079	(1,109,252)	(1,110,874)
SQM Industrial S.A.	1,250,327	1,574,098	772,918	60,462	840,793	(21,234)	(18,788)
Exploraciones Mineras S.A.	8,275	22,710	122	-	-	158	158
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	613	370	406	339	1,909	59	52
Soquimich Comercial S.A.	131,685	13,759	70,646	7,576	90,184	4,981	4,988
Comercial Agrorama Ltda.	405	1	450	11	344	10	9
Comercial Hydro S.A.	4,763	-	1	16	26	9	9
Agrorama S.A.	4	-	4,220	-	64	17	19
Orcoma SpA	510	12,629	12,164	57	-	(1,364)	(1,364)
Orcoma Estudio SpA	7,337	-	2,675	-	-	20	20
SQM MaG SpA	3,215	385	1,033	6	3,583	692	691
Sociedad Contractual Minera Búfalo	4,161	45,694	50,548	-	-	(210)	(210)
SQM Nueva Potasio SpA	-	1,172,817	-	4	-	(53,484)	(58,113)
SQM North America Corp.	195,968	13,707	191,993	617	328,608	(6,565)	(6,565)
RS Agro Chemical Trading Corporation A.V.V.	-	-	-	-	-	163	163
Nitratos Naturais do Chile Ltda.	-	143	2,935	-	-	513	513
SQM Corporation N.V.	290	130,721	3,650	-	-	6,228	6,228
SQM Ecuador S.A.	30,516	747	21,824	85	38,899	(70)	(70)
SQM Brasil Ltda.	321	-	240	1,977	-	185	185
Subtotal	**4,043,136**	**6,902,203**	**4,826,249**	**418,400**	**2,875,627**	**(2,048,338)**	**(2,048,968)**

* Information based on the stand-alone financial statements of each subsidiary.

50

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents			
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	38,767	23,902	2,349	-	-	3,891	3,891
SQM Japan Co. Ltd.	8,437	194	5,702	236	30,204	(91)	(91)
SQM Europe N.V.	549,333	4,253	150,808	2,944	996,847	27,917	27,917
SQM Indonesia S.A.	3	-	1	-	-	-	-
SQM Comercial de México S.A. de C.V.	157,991	13,246	54,436	3,541	220,668	(47)	(47)
SQM Investment Corporation N.V.	7,150	387,482	817	-	-	16,787	16,787
Royal Seed Trading Corporation A.V.V.	-	-	-	-	-	13,829	13,829
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	110	-	350	-	-	42	42
SQM Nitratos México S.A. de C.V.	106	-	14	-	-	(15)	(15)
Soquimich European Holding B.V.	21,112	497,554	518	30	-	24,702	24,702
SQM Iberian S.A.	77,096	9,056	55,238	89	108,778	(3,516)	(3,516)
SQM Africa Pty Ltd.	59,152	3,230	46,289	1,292	48,821	(2,251)	(2,251)
SQM Oceania Pty Ltd.	7,222	15	4,114	-	4,940	417	417
SQM Beijing Commercial Co. Ltd.	1,444	-	27	-	-	53	53
SQM Thailand Limited	2,784	-	-	-	-	(12)	(12)
SQM Colombia SAS	16,139	1,125	15,584	35	22,050	(2,309)	(2,309)
SQM Shanghai Chemicals Co. Ltd.	576,662	305,568	335,577	-	1,260,543	34,249	34,249
SQM Australia Pty Ltd.	203,782	1,490,659	675,862	34,320	16,827	(52,565)	(52,565)
Soquimich LLC	147,172	340	118,416	-	178,543	(14,518)	(14,518)
SQM Holland B.V.	13,449	11,114	1,459	-	18,940	(25)	(25)
Soquimich Comercial Brasil Ltda.	147	42	37	25	-	(172)	(172)
SQM Comercial Perú S.A.C.	36,746	7,519	29,632	88	33,053	(116)	(116)
SQM India Private Limited	91	70	105	27	-	(89)	(89)
Sichuan Dixin New Energy Co., LTD	40,604	106,177	31,727	-	23,992	(6,154)	(6,154)
SQM (Shanghai) Industrial Co, Ltd.	5,366	-	3,664	-	3,593	202	202
SQM Lithium Europe NV	5,554	-	-	-	-	-	-
Subtotal	**1,976,764**	**2,861,552**	**1,532,840**	**42,627**	**2,967,799**	**40,209**	**40,209**
Total	**6,019,900**	**9,763,755**	**6,359,089**	**461,027**	**5,843,426**	**(2,008,129)**	**(2,008,759)**

* Information based on the stand-alone financial statements of each subsidiary.

51

Notes to the Consolidated Interim Financial Statements
September 30, 2024

SQM Solutions for human progress

Assets and, liabilities of consolidated subsidiaries as of December 31, 2023 and profit of consolidated subsidiaries for the period ended September 30, 2023.

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents			
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	470,186	116,608	384,564	13,920	175,691	27,864	28,037
SQM Potasio S.A.	3,049	3,315,225	631,602	13,942	5,683	1,085,538	1,084,761
Serv. Integrales de Tránsito y Transf. S.A.	3,466	31,651	14,362	6,393	16,157	(838)	(800)
Isapre Norte Grande Ltda.	881	1,110	1,007	217	3,802	71	68
Ajay SQM Chile S.A.	49,181	1,963	30,233	921	65,216	4,261	4,261
Almacenes y Depósitos Ltda.	207	70	-	-	-	(4)	(64)
SQM Salar S.A.	2,616,089	2,915,254	2,475,895	312,191	4,470,717	1,304,108	1,303,172
SQM Industrial S.A.	1,190,229	1,607,194	678,255	113,005	943,176	142,252	142,567
Exploraciones Mineras S.A.	8,052	22,710	58	-	-	143	143
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	521	350	376	305	2,697	(45)	(13)
Soquimich Comercial S.A.	105,505	13,778	43,363	8,761	96,968	5,883	5,901
Comercial Agrorama Ltda.	233	28	317	10	769	211	209
Comercial Hydro S.A.	4,760	-	4	20	26	75	75
Agrorama S.A.	21	-	4,353	3	134	56	55
Orcoma SpA	466	13,863	11,986	61	-	(30)	(30)
Orcoma Estudio SpA	7,337	3	2,698	-	-	(1)	(1)
SQM MaG SpA	2,234	411	771	6	2,535	328	329
Sociedad Contractual Minera Búfalo	3,381	39,066	42,929	-	-	(517)	(517)
SQM North America Corp.	219,383	14,109	208,547	1,316	364,863	(26,005)	(26,005)
RS Agro Chemical Trading Corporation A.V.V.	6	-	163	-	-	(38)	(38)
Nitratos Naturais do Chile Ltda.	-	129	2,986	442	-	(48)	(48)
SQM Corporation N.V.	290	124,457	3,645	-	-	10,402	10,402
SQM Ecuador S.A.	40,268	823	31,582	85	40,965	(1,856)	(1,856)
SQM Brasil Ltda.	218	1	253	2,336	-	(181)	(181)
Subtotal	**4,725,963**	**8,218,803**	**4,569,949**	**473,934**	**6,189,399**	**2,551,629**	**2,550,427**

* Information based on the stand-alone financial statements of each subsidiary.

52

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents			
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	35,848	21,478	897	-	-	2,442	2,442
SQM Japan Co. Ltd.	54,419	152	51,569	218	126,654	(344)	(344)
SQM Europe N.V.	914,780	4,807	544,432	3,237	2,376,234	45,748	45,748
SQM Indonesia S.A.	3	-	-	-	-	-	-
SQM Virginia LLC	-	-	-	-	-	(4)	(4)
SQM Comercial de México S.A. de C.V.	193,647	15,081	90,871	4,549	263,191	8,351	8,351
SQM Investment Corporation N.V.	8,849	368,918	833	-	-	29,819	29,819
Royal Seed Trading Corporation A.V.V.	25	-	13,849	-	-	(55)	(55)
SQM Lithium Specialties LLP	-	-	-	-	-	(4)	(4)
Comercial Caimán Internacional S.A.	-	-	-	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	160	-	442	-	-	(34)	(34)
SQM Nitratos México S.A. de C.V.	123	-	16	-	-	10	10
Soquimich European Holding B.V.	17,884	475,959	524	30	-	38,766	38,766
SQM Iberian S.A.	55,978	7,429	28,933	134	97,011	(6,995)	(6,995)
SQM Africa Pty Ltd.	56,663	4,272	41,639	2,245	66,411	1,168	1,168
SQM Oceania Pty Ltd.	6,132	-	3,437	-	3,500	(25)	(25)
SQM Beijing Commercial Co. Ltd.	1,916	-	58	-	-	(469)	(469)
SQM Thailand Limited	3,032	-	33	-	-	-	-
SQM Colombia SAS	26,338	938	22,203	1,119	22,127	(5,907)	(5,907)
SQM Shanghai Chemicals Co. Ltd.	1,013,923	308,158	693,580	-	2,374,238	149,087	149,087
SQM International NV	-	-	-	-	-	-	-
SQM Australia Pty Ltd.	129,176	1,033,001	514,274	94,281	-	(5,076)	(5,076)
Soquimich LLC	291,479	750	248,616	-	-	-	-
SQM Korea LLC	-	-	-		385,714	(78,140)	(78,140)
SQM Holland B.V.	11,692	12,797	1,360	-	16,711	(1,470)	(1,470)
Soquimich Comercial Brasil Ltda.	-	-	-	-	-	-	-
Subtotal	**2,822,412**	**2,253,746**	**2,257,680**	**105,813**	**5,731,791**	**176,868**	**176,868**
Total	**7,548,375**	**10,472,549**	**6,827,629**	**579,747**	**11,921,190**	**2,728,497**	**2,727,295**

* Information based on the stand-alone financial statements of each subsidiary.

53

Notes to the Consolidated Interim Financial Statements September 30, 2024 54 7.2 Non-controlling interests Subsidiary % of interests in the ownership held by non- controlling interests Profit (loss) attributable to non-controlling interests for the period ended Equity, non-controlling interests for the period ended Dividends paid to non-controlling interests for the period ended September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Potasio SpA 0.0000001% - - - - - - Ajay SQM Chile S.A. 49.00000% 2,334 2,088 12,128 11,073 1,821 - Soquimich Comercial S.A. 39.36168% 1,960 2,315 26,460 26,493 1,961 2,316 Comercial Agrorama Ltda. 30.00000% - - - - - - SQM Indonesia S.A. 20.00000% - - - 1 - - SQM Thailand Limited 0.00200% - - - - - - SQM Nueva Potasio SpA 0.0000001% - - - - - - Total 4,294 4,403 38,588 37,567 3,782 2,316

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Note 8 Equity-accounted investees

8.1 Investments in associates recognized according to the equity method of accounting

As of September 30, 2024 and December 31, 2023, in accordance with criteria established in Note 2:

Associates	Equity-accounted investees		Share in income of associates accounted for using the equity method for the period ended		Share in other comprehensive income of associates accounted for using the equity method for the period ended		Share in total other comprehensive income of associates accounted for using the equity method for the period ended	
	As of September 30, 2024	As of December 31, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	18,713	17,657	4,523	2,931	-	-	4,523	2,931
Ajay Europe SARL	8,523	7,722	2,950	3,041	94	261	3,044	3,302
SAS Adionics (1)	-	19,514	(763)	-	-	-	(763)	-
Electric Era Technologies Inc. (1)	-	3,000	-	-	-	-	-	-
Altilium Metals Ltd. (1)	-	7,620	-	-	-	-	-	-
Total	**27,236**	**55,513**	**6,710**	**5,972**	**94**	**261**	**6,804**	**6,233**

(1) These investments were reclassified to other non-current financial assets. For further detail see disclosure in note 8.3 a).

55

Notes to the Consolidated Interim Financial Statements September 30, 2024 56 Associate Description of the nature of the relationship Address Country of incorporation Share of ownership in associates Dividends received for the period ending September 30, 2024 September 30, 2023 ThUS$ ThUS$ Abu Dhabi Fertilizer Industries WWL Distribution and commercialization of specialty plant nutrients in the Middle East. PO Box 71871, Abu Dhabi United Arab Emirates 37% - 633 Ajay North America Production and distribution of iodine and iodine derivatives. 1400 Industry RD Power Springs GA 30129 United States of America 49% 2,100 3,010 Ajay Europe SARL Production and distribution of iodine and iodine derivatives. Z.I. du Grand Verger BP 227 53602 Evron Cedex France 50% 3,049 4,670 SAS Adionics Lithium extraction, salt separation, water treatment for production and lithium cleaning. 17 bis Avenue des Andes Les Ulis, 91940 France 20% - - Total 5,149 8,313

Notes to the Consolidated Interim Financial Statements September 30, 2024 57 8.2 Assets, liabilities, revenue and expenses of associates Associate As of September 30, 2024 For the period ended September 30, 2024 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay North America 32,086 16,447 10,342 - 58,714 9,232 - 9,232 Ajay Europe SARL 30,974 3,650 17,578 - 56,394 5,898 3 5,901 SAS Adionics - - - - - - - - Total 63,060 20,097 27,920 - 115,108 15,130 3 15,133 Associate As of December 31, 2023 For the period ended September 30, 2023 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay North America 26,280 16,307 6,553 - 47,937 5,982 - 5,982 Ajay Europe SARL 27,263 3,197 15,015 - 60,477 6,083 (5) 6,078 SAS Adionics 19,645 12,294 5,141 917 - - - - Total 73,188 31,798 26,709 917 108,414 12,065 (5) 12,060

Notes to the Consolidated Interim Financial Statements September 30, 2024 58 8.3 Disclosures regarding interests in associates (a) Transactions for the period ended September 30, 2024: • During the third quarter of 2024, the Company lost significant influence over the investment of ThUS$18,756 in SAS Adionics and, therefore, this amount was reclassified to “Other non-current financial assets”. (b) Transactions for the period ended December 31, 2023 • During the second quarter of 2023, the Company received dividends from Abu Dhabi Fertilizer Industries WWL totaling ThUS$ 633, which were presented under "Other gains (losses). • During the third quarter of 2023, the Company invested ThUS$20,383 to acquire a 20% interest in Adionics Société par actions simplifiée. • During the third quarter of 2023, the Company invested ThUS$7,620 to acquire a 3% interest in Altilium Metals Ltd., and ThUS$3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. The Company has certain protective rights, specific rights over share transfers and first refusal rights in future capital increases over these investments. The Company concluded that the Group does not have significant influence over these investments and as such these investments have been reclassified to Other non current financial assets as of September 30, 2024.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Note 9 Joint Ventures

9.1 Investment in joint ventures accounted for under the equity method of accounting.

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method for the period ended		Share on other comprehensive income joint ventures accounted for using the equity method for the period ended		Share on total comprehensive income of joint ventures accounted for using the equity method for the period ended	
	As of September 30, 2024	As of December 31, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	8,370	19,490	2,439	(7,261)	(577)	902	1,862	(6,359)
Pavoni & C. SpA	7,871	7,870	205	392	33	(51)	238	341
Covalent Lithium Pty Ltd. (1)	-	-	(760)	991	90	101	(670)	101
Pirra Lithium Pty Ltd.	3,544	3,544	-	-	-	-	-	-
Azure Minerals	567,491	-	-	-	-	-	-	-
Total	587,276	30,904	1,884	(5,878)	(454)	952	1,430	(5,917)

(1) Investments accounted for using the equity method with a negative value are included within "Other non-current provisions" in the amount of ThUS$1,437. The effects resulting from the share in the profit (loss) of this joint venture as of September 30, 2024 amount to ThUS$ (760), and are included within "other gains (losses)".

59

Notes to the Consolidated Interim Financial Statements
September 30, 2024

(1) The amounts shown in the following table represent those used in the recognition of the equity method for SQM Vitas Fzco:

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method, for the period ended		Share on other comprehensive income of joint ventures accounted for using the equity method, for the period ended		Share on total comprehensive income of joint ventures accounted for using the equity method, for the period ended	
	As of September 30, 2024	As of December 31, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (*)	-	-	-	(4,217)	-	-	-	(4,217)
SQM Vitas Perú S.A.C. (**)	-	2,488	(866)	(3,166)	-	-	(866)	(3,166)
Total	**-**	**2,488**	**(866)**	**(7,383)**	**-**	**-**	**(866)**	**(7,383)**

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	Dividends received for the year ending	
					September 30, 2024	September 30, 2023
					ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	12,500	-
Pavoni & C. SpA	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	218	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Brasil Agroindustria (*)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	0%	-	-
SQM Vitas Perú S.A.C. (**)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	0%	-	-
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets.	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	40%	-	-
Azure Minerals (***)	In charge of the development of the world-class Andover lithium deposits.	51 Point Samson-Roebourne Rd, Roebourne WA 6718	Australia	50%	-	-
Total					**12,718**	**-**

(*) As of December 31, 2023, the investment in SQM Vitas Brasil Agroindustria was sold.

(**) As of March 27, 2024, all SQM Vitas Perú S.A.C. shares had been acquired by the Company. As of December 31, 2023, Vitas Fzco's ownership interest in SQM Vitas Peru was 99.99999%.

(***) SH Mining Pty Ltd. holds 30.57% interest in Azure Minerals.

60

Notes to the Consolidated Interim Financial Statements
September 30, 2024

9.2 Assets, liabilities, revenue and expenses from joint ventures

Joint Venture	As of September 30, 2024				For the period ended September 30, 2024			
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current				
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	16,790	-	50	-	-	(6,074)	(1,099)	(7,173)
SQM Vitas Perú S.A.C. (*)	39,072	8,578	33,547	196	17,672	1,731	-	1,731
Pavoni & C. SpA (*)	13,148	6,405	9,315	909	19,571	411	5	416
Covalent Lithium Pty Ltd.	10,582	1,139	8,474	6,121	-	(1,521)	-	(1,521)
Pirra Lithium Pty Ltd.	-	-	-	-	-	-	-	-
Azure Minerals	26,250	11,395	5,784	35	-	-	-	-
Total	**105,842**	**27,517**	**57,170**	**7,261**	**37,243**	**(5,453)**	**(1,094)**	**(6,547)**

Joint Venture	As of December 31, 2023				For the period ended September 30, 2023			
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current				
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	34,056	-	52	-	-	242	-	242
SQM Vitas Brasil Agroindustria (*)	-	-	-	-	-	-	-	-
SQM Vitas Perú S.A.C. (*)	40,327	8,954	36,898	220	34,764	(6,333)	-	(6,333)
Pavoni & C. SpA (*)	11,879	6,407	8,146	814	17,072	783	(29)	754
Covalent Lithium Pty Ltd.	6,980	2,602	7,106	4,009	-	1,982	-	1,982
Pirra Lithium Pty Ltd.	-	-	-	-	-	-	-	-
Total	**93,242**	**17,963**	**52,202**	**5,043**	**51,836**	**(3,326)**	**(29)**	**(3,355)**

(*) The financial figures figures exclude consolidation adjustments (unrealized gains and losses).

61

Notes to the Consolidated Interim Financial Statements
September 30, 2024

9.3 Other Joint Venture disclosures

Joint Venture	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities	
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	10,714	28,012	-	-	-	-
SQM Vitas Brasil Agroindustria	-	-	-	-	-	-
SQM Vitas Perú S.A.C.	1,092	2,318	-	-	-	-
Pavoni & C. SpA	50	838	2,726	2,043	-	-
Covalent Lithium Pty Ltd.	4,367	1,865	-	-	-	-
Pirra Lithium Pty Ltd.	-	-	-	-	-	-
Azure Minerals	21,797	-	-	-	-	-
Total	**38,020**	**33,033**	**2,726**	**2,043**	**-**	**-**

Joint Venture	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending	
	As of September 30, 2024	As of September 30, 2023	As of September 30, 2024	As of September 30, 2023	As of September 30, 2024	As of September 30, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	-	-	(1)	-	-	-
SQM Vitas Brasil Agroindustria	-	-	-	-	-	-
SQM Vitas Perú S.A.C.	(109)	(269)	(70)	(149)	(342)	923
Pavoni & C. SpA	(78)	(141)	(376)	(355)	(182)	(404)
Covalent Lithium Pty Ltd.	(212)	(251)	(16)	(14)	(1,406)	-
Total	**(399)**	**(661)**	**(463)**	**(518)**	**(1,930)**	**519**

62

Notes to the Consolidated Interim Financial Statements September 30, 2024 63 9.4 Disclosure of interests in joint ventures a) Transactions conducted in 2024 • On March 27, 2024, the Company acquired 100% interest ownership in SQM Vitas Perú S.A.C., starting its consolidation in the second quarter of 2024. The purchase price was for ThUS$ 10,116. • During the first quarter of 2024, the share percentage in Pirra Lithium Pty Ltd increased to 40% for an amount of ThUS$ 3,544. • On May 9, 2024, the company acquired an additional 30.57% of Azure Minerals for ThUS$350,369 through SH Mining Pty Ltd., bringing total interest to 50%. As of December 31, 2023, the Company held a 19.43% interest, presented in other non-current financial assets. Further details are available in the description in Note 13.1. b) Transactions conducted in 2023 • On December 19, 2023, the joint venture SQM Vitas Fzco sold its 100% interest in SQM Vitas Brasil, generating an effect on the consolidated financial statements of a loss of ThUS$2.6. Prior to the sale of Vitas Brasil, Vitas Brasil distributed dividends to SQM Vitas Fzco for ThUS$14,282. Subsequently, in 2024 SQM Vitas Fzco distributed and paid dividends to the Company in the amount of ThUS$12,500. • During the fourth quarter of 2023, the Company made an investment of ThUS$3,544 in Pirra Lithium Pty Ltd with an equity interest of 37.5%. The Company has the right to nominate a director and anti-dilution rights in terms of its shareholding. In addition, it has the right to nominate a member of the technical committee in charge of exploration plans and budgets. • On December 19, 2023, the Company made on agreement with SQM Vitas to acquire 50% of the SQM Vitas Peru joint venture, which will be completed during the second quarter of 2024 subject to compliance with certain regulatory requirements. 9.5 Joint Operations. In 2017, the Company acquired 50% of assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project consists of designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide. As of September 30, 2024, a total of US$832 million has been contributed to the Mt Holland lithium project.

Notes to the Consolidated Interim Financial Statements September 30, 2024 64 Note 10 Cash and cash equivalents 10.1 Types of cash and cash equivalents As of September 30, 2024 and December 31, 2023, cash and cash equivalents are detailed as follows: Cash As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Cash on hand 104 33 Cash in banks 1,020,578 676,282 Other demand deposits 50 709 Total Cash 1,020,732 677,024 Cash equivalents As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Short-term deposits, classified as cash equivalents 413,880 23,545 Short-term investments, classified as cash equivalents 130,753 340,800 Total cash equivalents 544,633 364,345 Total cash and cash equivalents 1,565,365 1,041,369 10.2 Short-term investments, classified as cash equivalents As of September 30, 2024 and December 31, 2023, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in: Institution As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Legg Mason - Western Asset Institutional Cash Reserves 120,894 312,924 JP Morgan US dollar Liquidity Fund Institutional 1,950 22,845 Banco Crédito e Inversiones 7,909 5,031 Total 130,753 340,800 Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market.

Notes to the Consolidated Interim Financial Statements September 30, 2024 65 10.3 Amount restricted cash balances The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions. According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis. As of September 30, 2024, and December 31, 2023 pledged assets are as follows: Restricted cash balances As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Isapre Norte Grande Ltda. 1,047 950 Total 1,047 950

Notes to the Consolidated Interim Financial Statements
September 30, 2024

10.4 Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of September 30, 2024
						ThUS$	ThUS$	ThUS$
Banco Santander	Fixed term	Dollar	0.20%	09-23-2024	10-07-2024	600	1	601
Banco Santander	Fixed term	Peso	0.11%	09-30-2024	10-07-2024	1,671	-	1,671
Banco Santander	Fixed term	Dollar	0.46%	08-07-2024	10-17-2024	30,000	254	30,254
Banco Crédito e Inversiones	Fixed term	Dollar	0.47%	08-05-2024	10-17-2024	70,000	630	70,630
Banco Itaú CorpBanca	Fixed term	Dollar	0.29%	09-12-2024	10-02-2024	1,600	4	1,604
Banco Itaú CorpBanca	Fixed term	Dollar	0.45%	09-24-2024	12-05-2024	20,000	21	20,021
Scotiabank Chile	Fixed term	Dollar	0.18%	09-24-2024	07-10-2024	1,000	1	1,001
Scotiabank Chile	Fixed term	Dollar	0.28%	09-26-2024	10-16-2024	1,000	1	1,001
Scotiabank Chile	Fixed term	Dollar	0.21%	09-30-2024	10-15-2024	2,500	-	2,500
Scotiabank Chile	Fixed term	Peso	0.47%	09-30-2024	10-15-2024	90,082	14	90,096
Scotiabank Chile	Fixed term	Peso	0.48%	09-30-2024	10-30-2024	38,013	6	38,019
Banco Estado	Fixed term	Dollar	0.20%	09-26-2024	10-11-2024	3,000	2	3,002
Banco Estado	Fixed term	Dollar	0.45%	09-10-2024	11-20-2024	71,000	223	71,223
Banco Estado	Fixed term	Dollar	0.45%	09-10-2024	12-05-2024	82,000	257	82,257
Total						**412,466**	**1,414**	**413,880**

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2023
						ThUS$	ThUS$	ThUS$
Banco Santander	Fixed term	Dollar	0.39%	12-11-2023	01-05-2024	5,000	16	5,016
Banco Santander	Fixed term	Dollar	0.28%	12-21-2023	01-08-2024	1,300	2	1,302
Banco Crédito e Inversiones	Fixed term	Dollar	0.80%	12-28-2023	02-16-2024	1,000	-	1,000
Itaú Corpbanca	Fixed term	Dollar	0.27%	12-18-2023	01-05-2024	3,000	6	3,006
Itaú Corpbanca	Fixed term	Dollar	0.54%	12-04-2023	01-08-2024	2,000	8	2,008
Scotiabank Chile	Fixed term	Dollar	0.45%	12-18-2023	01-16-2024	2,700	5	2,705
Scotiabank Chile	Fixed term	Dollar	0.23%	12-20-2023	01-04-2024	2,200	4	2,204
Scotiabank Chile	Fixed term	Peso	0.16%	12-29-2023	01-05-2024	1,140	1	1,141
Scotiabank Chile	Fixed term	Dollar	0.78%	12-13-2023	01-31-2024	700	2	702
Banco de Chile	Fixed term	Dollar	0.70%	12-27-2023	02-09-2024	1,850	1	1,851
Banco de Chile	Fixed term	Dollar	1.02%	12-04-2023	02-05-2024	1,300	6	1,306
Banco de Chile	Fixed term	Dollar	0.77%	12-14-2023	01-31-2024	1,300	4	1,304
Total						**23,490**	**55**	**23,545**

66

Notes to the Consolidated Interim Financial Statements September 30, 2024 67 Note 11 Inventories The composition of inventory at each period-end is as follows: Type of inventory As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Raw material 56,678 61,098 Production supplies 90,688 77,810 Products-in-progress 659,475 744,217 Finished product 878,387 891,469 Total 1,685,228 1,774,594 As of September 30, 2024, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 464,477 and as of December 31, 2023 was ThUS$ 503,318 (including products in progress), As of September 30, 2024, bulk inventories recognized within work in progress were ThUS$ 219,804, while as of December 31, 2023 this value amounted to ThUS$ 221,559. As of September 30, 2024, bulk inventories recognized as part of finished products amounted to ThUS$ 142,578, while as of December 31, 2023, this balance was ThUS$ 164,029. As of September 30, 2024 and December 31, 2023, inventory allowances amounted to ThUS$ 144,350 and ThUS$ 133,768, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off- specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15). For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences. The breakdown of inventory allowances is detailed as follows: Type of inventory As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Raw material and supplies for production 4,957 7,724 Products in progress 83,418 104,970 Finished product 55,975 21,074 Total 144,350 133,768 The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statements September 30, 2024 68 As of September 30, 2024 and December 31, 2023, movements in provisions are detailed as follows: Reconciliation As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Beginning balance 133,768 104,057 Increase 11,834 32,926 Additional provision for differences in inventories 2,219 455 Provision used (3,471) (3,670) Total changes 10,582 29,711 Final balance 144,350 133,768 For further details, see accounting policy for inventory measurement in Note 3.15

Notes to the Consolidated Interim Financial Statements September 30, 2024 69 Note 12 Related party disclosures 12.1 Related party disclosures Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. 12.2 Relationships between the parent and the entity Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

12.3 Detailed identification of related parties and subsidiaries

As of September 30, 2024 and December 31, 2023, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio SpA (9)	Chile	Dollar	Subsidiary
79.770.780-5	Serv. Integrales de Tránsito y Transf. S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary
79.626.800-K	SQM Salar SpA (10)	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda. (1)	Chile	Peso	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SpA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SpA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
76.630.159-2	SQM Nueva Potasio SpA (11)	Chile	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States of America	Dollar	Subsidiary
Foreign	RS Agro Chemical Trading Corporation A.V.V. (5)	Aruba	Dollar	Subsidiary
Foreign	Nitratos Naturais do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQMC Holding Corporation.	United States of America	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	SQM Europe N.V. (3)	Belgium	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	North American Trading Company (4)	United States of America	Dollar	Subsidiary
Foreign	SQM Virginia LLC (4)	United States of America	Dollar	Subsidiary
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V. (6)	Aruba	Dollar	Subsidiary
Foreign	SQM Lithium Specialties Limited Partnership (4)	United States of America	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A. (2)	Panama	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Nitratos México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary

70

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	SQM África Pty Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Oceanía Pty Ltd.	Australia	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	Soquimich LLC	South Korea	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	Blue Energy Business and Trade (Shanghai) Co., Ltd. (7)	China	Chinese Yuan	Subsidiary
Foreign	SQM Comercial Perú S.A.C. (8)	Peru	Dollar	Subsidiary
Foreign	SQM India Private Limited (12)	India	Indian Rupee	Subsidiary
Foreign	Sichuan Dixin New Energy Co., Ltd. (13)	China	Chinese Yuan	Subsidiary
Foreign	SQM (Shanghai) Industrial Co, Ltd. (14)	China	Dollar	Subsidiary
Foreign	SQM Lithium Europe NV (15)	Belgium	Dollar	Subsidiary
Foreign	SQM Lithium North America Corporation (16)	United States of America	Dollar	Subsidiaria
Foreign	Sociedad Química y Minera Maroc (17)	Marocco	Moroccan Dirham	Subsidiaria
Foreign	Ajay North America	United States of America	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	SQM Vitas Fzco	United Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Pavoni & C, SpA.	Italy	Euro	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pirra Lithium Pty Ltd.	Australia	Australian Dollar	Joint venture
Foreign	Azure Minerals	Australia	Australian Dollar	Joint venture
Foreign	SH Mining Pty Ltd	Australia	Australian Dollar	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	Brazilian real	Other related parties

(1) SQM has control over the management of Comercial Agrorama Ltda.
(2) Comercial Caimán Internacional S.A. has been liquidated as of September 30, 2023.
(3) On July 1, 2023, SQM Europe N.V. absorbed the subsidiary SQM International N.V.
(4) SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership have been liquidated as of December 31, 2023.
(5) RS Agro Chemical Trading Corporation A.V.V. was liquidated during the first quarter of 2024.
(6) Royal Seed Trading Corporation A.V.V. was liquidated during the first quarter of 2024.
(7) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(8) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. In April 2024, SQM Vitas Perú S.A.C. changed its corporate name to SQM Comercial Perú S.A.C.
(9) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(10) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(11) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.
(12) The subsidiary SQM India Private Limited was incorporated on April 22, 2024.
(13) The subsidiary Sichuan Dixin New Energy Co., Ltd. was acquired on April 30, 2024.
(14) SQM (Shanghai) Industrial Co., Ltd. was incorporated on September 18, 2024.
(15) On September 9, 2024, the subsidiary SQM Lithium Europe NV was incorporated.
(16) On September 17, 2024, the subsidiary SQM Lithium North America Corporation was incorporated.
(17) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated.

71

Notes to the Consolidated Interim Financial Statements September 30, 2024 72 The following other related parties correspond to mining contractual corporations. Tax ID No. Name Country of origin Functional currency Relationship N/A Sociedad Contractual Minera Pampa Unión Chile Peso Other related parties Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified: Tax ID No Name Country of origin Nature 90.193.000-7 El Mercurio S.A.P. Chile Other related parties 92.580.000-7 Empresa Nacional de Telecomunicaciones S.A. Chile Other related parties 96.806.980-2 Entel PCS Telecomunicaciones S.A. Chile Other related parties 97.004.000-5 Banco de Chile Chile Other related parties 99.012.000-5 Compañía de Seguros de Vida Consorcio Nacional Chile Other related parties 65.614.340-1 Corporación Endeavor Chile Chile Other related parties 82.135.600-8 Instituto Chileno administración empresas Chile Other related parties 65.204.189-2 Fundación para el desarrollo Social Chile Other related parties

Notes to the Consolidated Interim Financial Statements
September 30, 2024

12.4 Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

For the period ended September 30, 2024, and 2023, the detail of significant transactions with related parties is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	As of September 30, 2024	As of September 30, 2023
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	36,664	35,996
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	3,049	4,670
Foreign	Ajay North America LL.C.	Associate	United States of America	Venta de productos	36,784	23,812
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	2,100	3,010
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	-	633
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	-	7,119
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	6,577	8,831
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	5,345	3,810
Foreign	Pavoni & CPA	Joint venture	Italy	Dividends	218	-
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dividends	12,500	-
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(43,484)	(14,391)
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(41)	(355)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(6)	-
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(90)	(94)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(468)	(797)
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(51)	(1)
Chile	Corporación Endeavor Chile	Other related parties	Chile	Service Provider	(48)	(1)
Chile	Fundación para el desarrollo social	Other related parties	Chile	Sale of scrap	3	-

73

Notes to the Consolidated Interim Financial Statements
September 30, 2024

12.5 Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of September 30, 2024	As of December 31, 2023
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	12,086	8,932
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	8,038	4,393
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	5
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	-	27,115
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	232
Foreign	Pavoni & C. SpA	Joint venture	Italy	Euro	2,729	2,576
Total					**22,858**	**43,253**

As of September 30, 2024 and December 31, 2023, receivables are net of provision for ThUS$ 460 and ThUS$ 800, respectively.

12.6 Current trade payables due to related:

Tax ID No	Name	Nature	Country of origin	Currency	As of September 30, 2024	As of December 31, 2023
					ThUS$	ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	2,915	2,346
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dollar	5,892	-
Total					**8,807**	**2,346**

12.7 Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

74

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Note 13 Financial instruments

13.1 Types of other current and non-current financial assets

Description of other financial assets	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
Financial assets at amortized cost (1)	987,543	1,316,797
Derivative financial instruments		
- For hedging	7,396	8,527
- Non-hedging (2)	1,758	519
Total other current financial assets	**996,697**	**1,325,843**
Financial assets at fair value through other comprehensive income (4) (5) (6) (7)	63,911	232,268
Derivative financial instruments		
- For hedging	12,858	15,993
Other financial assets at amortized cost	20	20
Total other non-current financial assets	**76,789**	**248,281**

Institution	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
Banco de Crédito e Inversiones	172,191	74,459
Banco Morgan Stanley (3)	13,670	5,590
Banco Santander	430,310	100,083
Banco Itaú CorpBanca	86,073	372,061
Scotiabank Chile	234,983	319,128
Bank of Nova Scotia	50,316	353,592
Sumitomo Mitsui Banking	-	91,884
Total	**987,543**	**1,316,797**

(1) Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.

(2) Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3) As of September 30, 2024, collateral guarantees total ThUS$ 13,670, which are related to hedging derivative instruments. As December 31, 2023 there are collateral guarantees recorded for ThUS$5,590.

(4) During the first quarter of 2023, the Company made an investment of ThUS$13,480 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). In the third and fourth quarter, the Company made additional investments of ThUS$12,904 and ThUS$4,317, respectively, to maintain its percentage of ownership.

On May 9, 2024, the Company acquired an additional interest in this entity thus reaching a 50% shareholding (for further details see note 9.4 letter a)) and, therefore, this investment was reclassified to investments in joint ventures. On reclassification, the accumulated amount of ThUS$ 186,809 corresponding to the valuation held in the reserve for gains and losses on financial assets was transferred to retained earnings.

(5) In the first quarter of 2024, the Company invested an additional ThUS$ 4,380 in Altilium Metals Ltd., bringing the total investment to ThUS$ 12,000 and increasing its interest in the associate to 11%. During the third quarter of 2023, the Company invested ThUS$ 7,620 to acquire a 3% interest in Altilium Metals Ltd.

(6) In the first quarter of 2024, the Company contributed ThUS$ 1,285 to acquire a 14.86% interest in Salinity Solutions Ltd. During the third quarter of 2023, the Company contributed ThUS$ 3,000 to acquire a 6.82% interest in Electric Era Technologies Inc.

(7) During the third quarter of 2024 and as a result of the Company's loss of significant influence over this investment (for further details see note 8.3 letter a), the investment in SAS Adionics previously held as investment in associates was reclassified to other non-current financial assets when the Company irrevocably classified it as equity financial assets measured at fair value through other comprehensive income.

Considering that these investments (5) (6) and (7) are recent, their carrying amount is estimated to approximate their fair value.

75

Notes to the Consolidated Interim Financial Statements
September 30, 2024

13.2 Trade and other receivables

Trade and other receivables	As of September 30, 2024			As of December 31, 2023		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	542,705	-	542,705	784,422	-	784,422
Prepayments, current	92,939	-	92,939	74,630	-	74,630
Other receivables, current	18,988	2,040	21,028	18,163	2,559	20,722
Guarantee deposits (1)	12,610	-	12,610	29,966	-	29,966
Total trade and other receivables	**667,242**	**2,040**	**669,282**	**907,181**	**2,559**	**909,740**

See discussion about credit risk in Note 4.2.

Trade and other receivables	As of September 30, 2024			As of December 31, 2023		
	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	544,923	(2,218)	542,705	787,667	(3,245)	784,422
Prepayments, current	93,723	(784)	92,939	75,414	(784)	74,630
Other receivables, current	21,657	(2,669)	18,988	21,209	(3,046)	18,163
Guarantee deposits (1)	12,610	-	12,610	29,966	-	29,966
Other receivables, non-current	2,040	-	2,040	2,559	-	2,559
Total trade and other receivables	**674,953**	**(5,671)**	**669,282**	**916,815**	**(7,075)**	**909,740**

(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

The transaction became effective in April 2024, with the acquisition of all the shares of Sichuan Dixin New Energy Co. Ltd. and the recognition of an intangible asset for ThUS$ 9,067 (see note 15, Intangible assets). Regarding the deposit of CNY 204.5 million (ThUS$ 28,152) granted to the seller in the first quarter of 2023, ThUS$ 16,071 has been reimbursed with the remaining amount being used as a guarantee while certain requirements established in the contract are fulfilled.

76

Notes to the Consolidated Interim Financial Statements
September 30, 2024

As of September 30, 2024 and December 31, 2023, the renegotiated portfolio represented 0% of total trade receivables.

(a) Impairment provision for doubtful receivables

As of September 30, 2024							
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	ThUS$	ThUS$
Expected Loss Rate on	0%	1%	6%	6%	86%	-	-
Total Gross Book Value	523,371	17,159	1,920	983	1,490	544,923	23,318
Impairment Estimate	577	194	112	58	1,277	2,218	460

As of December 31, 2023							
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	ThUS$	ThUS$
Expected Loss Rate on	0%	2%	7%	2%	39%	-	-
Total Gross Book Value	758,781	18,732	2,684	3,509	3,961	787,667	44,053
Impairment Estimate	1,007	422	197	67	1,552	3,245	800

As of September 30, 2024 and December 31, 2023, movements in provisions are as follows:

Provisions	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
Impairment provision of accounts receivable at the beginning of the year	**7,875**	**10,193**
Decrease	(1,889)	(202)
Write-off of receivables	-	(1,351)
Difference in exchange rate	145	(765)
Impairment provision of accounts receivable at the reporting date	**6,131**	**7,875**
The allowance for impairment of accounts receivable is analyzed below		
Trade and other receivables	2,218	3,245
Current other receivables	3,453	3,830
Trade receivables with related parties	460	800
Impairment provision of Accounts Receivable	**6,131**	**7,875**

77

Notes to the Consolidated Interim Financial Statements
September 30, 2024

13.3 Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of September 30, 2024	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity
Type of Instrument: Cross currency interest rate swaps and Forwards				
Cash flow hedge derivatives				
Short term	7,396	23,017	-	-
Long term	12,858	4,848	-	-
Subtotal	20,254	27,865	(18,453)	10,842
Type of Instrument: Forwards				
Non-hedging derivatives disbursement SQM Australia Pty				
Short term	-	-	-	-
Long term	-	-	-	-
Subtotal	-	-	-	-
Underlying Investments Hedge	20,254	27,865	(18,453)	10,842
Type of Instrument: Forwards/Options				
Non-hedge derivatives with effect on income				
Short term	1,758	6,889	-	-
Underlying Investments Hedge	1,758	6,889	9,490	-
Total Instruments	22,012	34,754	(8,963)	10,842

As of December 31, 2023	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity
Type of Instrument: Cross currency interest rate swaps and Forwards				
Cash flow hedge derivatives				
Short term	7,038	30,442	-	-
Long term	15,993	8,368	-	-
Subtotal	23,031	38,810	(13,067)	(2,712)
Type of Instrument: Forwards				
Non-hedging derivatives disbursement SQM Australia Pty				
Short term	1,489	-	-	-
Long term	-	52	-	1,437
Subtotal	1,489	52	-	1,437
Underlying Investments Hedge	24,520	38,862	(13,067)	(1,275)
Type of Instrument: Forwards/Options				
Non-hedge derivatives with effect on income				
Short term	519	14,795	-	-
Underlying Investments Hedge	519	14,795	5,401	-
Total Instruments	25,039	53,657	(7,666)	(1,275)

On August 2023, the Company recouponed the CCS with Santander Bank who had hedged the Series Q bond, by moving the UF/USD exchange rate upwards. This change increased the USD value of the bond by ThUS$16,440 and its interest payable. Santander Bank paid the company ThUS$17,320.

78

Notes to the Consolidated Interim Financial Statements September 30, 2024 79 The balances in the “Total Realized” column consider the interim effects of the contracts in effect from January 1 to September 30, 2024, and from January 1 to December 31, 2023. Reconciliation of asset and liability hedging derivatives As of December 31, 2023 Cash flow Profit (loss) Equity and other As of September 30, 2024 Debt hedging derivatives 2,520 4,888 (10,011) 12,480 9,877 Investment hedging derivatives (18,300) (1,972) 1,711 1,073 (17,488) Hedging derivatives – cash requirements for Australia’s business 1,437 2,452 (2,452) (1,437) - Non-hedging derivatives (14,275) (345) 9,489 - (5,131) Derivative contract maturities are detailed as follows: Series Contract amount Currency Maturity date ThUS$ H 84,662 UF 01/05/2025 O 58,748 UF 02/01/2030 P 134,228 UF 01/15/2028 Q 123,370 UF 06/01/2030 Effectiveness The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms. The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

Notes to the Consolidated Interim Financial Statements September 30, 2024 80 13.4 Financial liabilities Other current and non-current financial liabilities As of September 30, 2024 and December 31, 2023, the detail is as follows: Other current and non-current financial liabilities As of September 30, 2024 As of December 31, 2023 Currents Non-Current Total Currents Non-Current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Liabilities at amortized cost Bank borrowings 695,364 296,379 991,743 1,164,262 295,518 1,459,780 Unsecured obligations 299,737 3,483,206 3,782,943 46,999 2,909,485 2,956,484 Derivative financial instruments For hedging 23,017 4,848 27,865 30,443 8,419 38,862 Non-hedging 6,889 - 6,889 14,795 - 14,795 Total 1,025,007 3,784,433 4,809,440 1,256,499 3,213,422 4,469,921

Notes to the Consolidated Interim Financial Statements
September 30, 2024

a) Bank borrowings, current:

As of September 30, 2024, the detail of this caption is as follows:

Debtor			Creditor			Currency	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country					
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	12/19/2024	6.15%	6.67%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	12/23/2024	4.82%	6.39%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/26/2025	6.10%	6.10%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02/14/2025	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/21/2025	5.27%	5.27%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	09/02/2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	07/10/2025	5.77%	5.77%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03/07/2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03/07/2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/25/2025	5.84%	5.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	06/19/2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/07/2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07/11/2025	5.53%	5.53%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	12/12/2024	5.71%	5.71%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/08/2025	5.22%	5.22%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/17/2025	5.86%	5.86%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	11/05/2024	5.83%	5.83%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/06/2025	6.06%	6.06%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/26/2025	6.10%	6.10%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	08/08/2025	5.34%	5.34%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06/16/2025	5.90%	5.90%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	11/05/2024	5.83%	5.83%

81

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Debtor	Creditor	Nominal amounts as of September 30, 2024			Current amounts as of September 30, 2024				
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	-	-	3,782	-	3,782	-	3,782
SQM S.A.	Banco Santander/Kexim	-	-	-	1,794	-	1,794	-	1,794
SQM S.A.	Scotiabank Chile	-	25,000	25,000	-	25,521	25,521	-	25,521
SQM S.A.	Banco Estado	-	15,000	15,000	-	15,553	15,553	-	15,553
SQM S.A.	Banco Estado	-	30,000	30,000	-	30,154	30,154	-	30,154
SQM S.A.	Banco Estado	-	80,000	80,000	-	80,275	80,275	-	80,275
SQM S.A.	JPMorgan	-	50,000	50,000	-	50,657	50,657	-	50,657
SQM Industrial S.A.	Banco Itau	-	20,000	20,000	-	20,546	20,546	-	20,546
SQM Industrial S.A.	Banco Itau	-	20,000	20,000	-	20,285	20,285	-	20,285
SQM Industrial S.A.	Banco Itau	-	10,000	10,000	-	10,273	10,273	-	10,273
SQM Industrial S.A.	Banco Itau	-	40,000	40,000	-	40,629	40,629	-	40,629
SQM Industrial S.A.	Banco Itau	-	30,000	30,000	-	30,476	30,476	-	30,476
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,235	-	20,235	-	20,235
SQM Industrial S.A.	Banco Estado	-	30,000	30,000	-	30,204	30,204	-	30,204
SQM Industrial S.A.	Banco Estado	-	50,000	50,000	-	50,568	50,568	-	50,568
SQM Salar SpA	Banco Itau	20,000	-	20,000	20,282	-	20,282	-	20,282
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	51,144	51,144	-	51,144
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	51,042	51,042	-	51,042
SQM Salar SpA	Banco de Chile	-	40,000	40,000	-	40,279	40,279	-	40,279
SQM Salar SpA	Banco de Chile	-	70,000	70,000	-	71,159	71,159	-	71,159
SQM Salar SpA	Banco Itau	10,000	-	10,000	10,141	-	10,141	-	10,141
SQM Salar SpA	Banco Itau	-	20,000	20,000	-	20,365	20,365	-	20,365
Total		50,000	630,000	680,000	56,234	639,130	695,364	-	695,364

82

Notes to the Consolidated Interim Financial Statements
September 30, 2024

As of December 31, 2023

Debtor			Creditor			Currency	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country					
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06/21/2024	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/21/2024	4.49%	6.36%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JP Morgan	Chile	Dollar	Upon maturity	05/28/2024	6.69%	6.69%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	05/17/2024	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	08/26/2024	6.88%	6.88%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/30/2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02/20/2024	6.18%	6.18%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06/10/2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	04/18/2024	6.01%	6.01%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	10/17/2024	5.84%	6.46%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	05/24/2024	6.17%	6.17%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05/16/2024	5.85%	5.85%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/17/2024	6.07%	6.07%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/30/2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07/18/2024	5.92%	6.15%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06/10/2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05/16/2024	5.85%	5.85%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06/21/2024	6.25%	6.25%

83

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Debtor	Creditor	Nominal amounts as of December 31, 2023			Current amounts as of December 31, 2023				
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	-	-	-	406	406	-	406
SQM S.A.	Banco Santander	-	120,000	120,000	-	124,383	124,383	-	124,383
SQM S.A.	Banco Santander	-	200,000	200,000	-	204,625	204,625	-	204,625
SQM S.A.	Banco JP Morgan	-	50,000	50,000	-	50,288	50,288	-	50,288
SQM S.A.	Banco Santander/Kexim	-	-	-	-	177	177	-	177
SQM S.A.	Scotiabank Chile	-	25,000	25,000	-	25,898	25,898	-	25,898
SQM S.A.	Banco Estado	15,000	-	15,000	15,569	-	15,569	-	15,569
SQM S.A.	Banco Estado	-	20,000	20,000	-	20,695	20,695	-	20,695
SQM S.A.	BCI	-	100,000	100,000	-	104,176	104,176	-	104,176
SQM S.A.	BCI	-	100,000	100,000	-	101,238	101,238	-	101,238
SQM S.A.	BCI	-	50,000	50,000	-	51,825	51,825	-	51,825
SQM S.A.	Banco Itaú	-	10,000	10,000	-	10,309	10,309	-	10,309
SQM Industrial S.A.	Banco de Chile	-	30,000	30,000	-	31,077	31,077	-	31,077
SQM Industrial S.A.	Banco Itaú	-	20,000	20,000	-	20,618	20,618	-	20,618
SQM Salar S.A.	Banco Itaú	-	10,000	10,000	-	10,311	10,311	-	10,311
SQM Salar S.A.	Banco Itaú	-	20,000	20,000	-	20,618	20,618	-	20,618
SQM Salar S.A.	Scotiabank Chile	-	50,000	50,000	-	51,864	51,864	-	51,864
SQM Salar S.A.	Scotiabank Chile	-	50,000	50,000	-	51,797	51,797	-	51,797
SQM Salar S.A.	Banco Estado	-	70,000	70,000	-	71,913	71,913	-	71,913
SQM Salar S.A.	Banco Estado	-	80,000	80,000	-	82,779	82,779	-	82,779
SQM Salar S.A.	Banco de Chile	-	40,000	40,000	-	41,436	41,436	-	41,436
SQM Salar S.A.	Banco de Chile	-	70,000	70,000	-	72,260	72,260	-	72,260
Total		15,000	1,115,000	1,130,000	15,569	1,148,693	1,164,262	-	1,164,262

84

Notes to the Consolidated Interim Financial Statements
September 30, 2024

b) Unsecured obligations, current:

As of September 30, 2024, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	0.39%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	11/07/2024	Dollar	Semiannual	Upon maturity	2.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	07/22/2024	Dollar	Semiannual	Upon maturity	3.43%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2024	Dollar	Semiannual	Upon maturity	3.14%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11/07/2024	Dollar	Semiannual	Upon maturity	6.44%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	03/10/2025	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.00%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2024	UF	Semiannual	Upon maturity	1.51%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.10%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	12/01/2024	UF	Semiannual	Upon maturity	2.32%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Company	Country	Series	Nominal amounts as of September 30, 2024			Carrying amounts of maturities as of September 30, 2024				
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-	251,884	251,884	-	251,884	251,884	(144)	251,740
SQM S.A.	Chile	ThUS$450,000	7,597	-	7,597	7,597	-	7,597	(677)	6,920
SQM S.A.	Chile	ThUS$400,000	-	3,211	3,211	-	3,211	3,211	(235)	2,976
SQM S.A.	Chile	ThUS$700,000	-	1,361	1,361	-	1,361	1,361	(555)	806
SQM S.A.	Chile	ThUS$750,000	19,365	-	19,365	19,365	-	19,365	(1,611)	17,754
SQM S.A.	Chile	ThUS$850,000	-	2,597	2,597	-	2,597	2,597	(1,766)	831
SQM S.A.	Chile	H	-	16,322	16,322	-	16,322	16,322	(172)	16,150
SQM S.A.	Chile	O	-	391	391	-	391	391	(81)	310
SQM S.A.	Chile	P	-	851	851	-	851	851	(12)	839
SQM S.A.	Chile	Q	1,433	-	1,433	1,433	-	1,433	(22)	1,411
Total			**28,395**	**276,617**	**305,012**	**28,395**	**276,617**	**305,012**	**(5,275)**	**299,737**

85

Notes to the Consolidated Interim Financial Statements
September 30, 2024

As of December 31, 2023

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2024	Dollar	Semiannual	Upon maturity	0.80%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2024	Dollar	Semiannual	Upon maturity	2.39%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2024	Dollar	Semiannual	Upon maturity	3.62%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	03/10/2024	Dollar	Semiannual	Upon maturity	3.30%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	05/07/2024	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2024	UF	Semiannual	Upon maturity	1.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.41%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2024	UF	Semiannual	Upon maturity	2.41%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Company	Country	Series	Nominal amounts as of December 31, 2023			Carrying amounts of maturities as of December 31, 2023				
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$450,000	-	2,869	2,869	-	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	-	7,508	7,508	-	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	-	7,554	7,554	-	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	-	7,312	7,312	-	7,312	7,312	(1,521)	5,791
SQM S.A.	Chile	H	17,599	-	17,599	17,599	-	17,599	(172)	17,427
SQM S.A.	Chile	O	987	-	987	987	-	987	(82)	905
SQM S.A.	Chile	P	1,871	-	1,871	1,871	-	1,871	(12)	1,859
SQM S.A.	Chile	Q	-	359	359	-	359	359	(21)	338
Total			40,167	10,540	50,707	40,167	10,540	50,707	(3,708)	46,999

86

Notes to the Consolidated Interim Financial Statements
September 30, 2024

c) Classes of bank borrowings, non-current

The following table shows the details of bank borrowings as of September 30, 2024:

Debtor			Creditor			Currency	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country				
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	Dollar	Upon maturity	6.15%	6.67%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.82%	6.39%

Debtor	Creditor	Nominal non-current maturities as of September 30, 2024				Carrying amounts of maturities as of September 30, 2024					
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	200,000	-	-	200,000	200,000	-	-	200,000	(1,019)	198,981
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,602)	97,398
Total		200,000	-	100,000	300,000	200,000	-	100,000	300,000	(3,621)	296,379

As of December 31, 2023

Debtor			Creditor			Currency	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country				
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	Dollar	Upon maturity	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	5.49%	6.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2023				Carrying amounts of maturities as of December 31, 2023					
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	-	200,000	-	200,000	-	200,000	(1,648)	198,352
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,834)	97,166
Total		-	200,000	100,000	300,000	-	200,000	100,000	300,000	(4,482)	295,518

87

Notes to the Consolidated Interim Financial Statements
September 30, 2024

d) Unsecured obligations, non-current

The following table shows the details of "unsecured debentures that accrue non-current interest" as of September 30, 2024:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	09/10/2034	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of September 30, 2024						Carrying amounts of maturities as of September 30, 2024							
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(2,483)	447,517
ThUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,702)	394,298
ThUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,371)	685,629
ThUS$750	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(12,996)	737,004
ThUS$850	-	-	-	-	850,000	850,000	-	-	-	-	850,000	850,000	(15,448)	834,552
H	-	-	-	-	69,106	69,106	-	-	-	-	69,106	69,106	(732)	68,374
O	-	-	-	-	63,347	63,347	-	-	-	-	63,347	63,347	(598)	62,749
P	-	-	-	-	126,694	126,694	-	-	-	-	126,694	126,694	(31)	126,663
Q	-	-	-	-	126,695	126,695	-	-	-	-	126,695	126,695	(275)	126,420
Total	-	-	-	-	3,535,842	3,535,842	-	-	-	-	3,535,842	3,535,842	(52,636)	3,483,206

88

Notes to the Consolidated Interim Financial Statements
September 30, 2024

As of December 31, 2023

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	4.24%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of December 31, 2023						Carrying amounts of maturities as of December 31, 2023							
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250,000	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(36)	249,964
ThUS$450,000	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(2,991)	447,009
ThUS$400,000	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,879)	394,121
ThUS$700,000	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,787)	685,213
ThUS$750,000	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(13,437)	736,563
H	-	-	-	-	83,887	83,887	-	-	-	-	83,887	83,887	(861)	83,026
O	-	-	-	-	62,915	62,915	-	-	-	-	62,915	62,915	(659)	62,256
P	-	-	-	-	125,830	125,830	-	-	-	-	125,830	125,830	(40)	125,790
Q	-	-	-	-	125,830	125,830	-	-	-	-	125,830	125,830	(287)	125,543
Total	250,000	-	-	-	2,698,462	2,948,462	250,000	-	-	-	2,698,462	2,948,462	(38,977)	2,909,485

89

Notes to the Consolidated Interim Financial Statements
September 30, 2024

13.5 Trade and other payables

a) Details trade and other payables

Details trade and other payables	As of September 30, 2024			As of December 31, 2023		
	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	374,395	-	374,395	441,780	-	441,780
Other accounts payable	1,311	-	1,311	2,163	-	2,163
Prepayments from customers	21,761	-	21,761	5,690	-	5,690
Total	**397,467**	**-**	**397,467**	**449,633**	**-**	**449,633**

As of September 30, 2024 and December 31, 2023, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

Type of Supplier	Amounts according to payment periods as of September 30, 2024						
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total ThUS$
Goods	244,016	2,227	1,653	54	50	-	248,000
Services	112,098	55	14	10	65	-	112,242
Others	33,081	7	-	-	-	-	33,088
Total	**389,195**	**2,289**	**1,667**	**64**	**115**	**-**	**393,330**

Type of Supplier	Amounts according to payment periods as of December 31, 2023						
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total ThUS$
Goods	246,789	2,654	2	-	1,653	-	251,098
Services	142,625	243	4	-	65	-	142,937
Others	50,335	-	-	-	7	-	50,342
Total	**439,749**	**2,897**	**6**	**-**	**1,725**	**-**	**444,377**

90

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Suppliers past due on payments

Type of Supplier	Amounts according to payment periods as of September 30, 2024						
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total ThUS$
Goods	783	662	12	10	-	-	1,467
Services	965	72	28	3	141	-	1,209
Others	117	2	-	-	31	-	150
Total	**1,865**	**736**	**40**	**13**	**172**	**-**	**2,826**

Type of Supplier	Amounts according to payment periods as of December 31, 2023						
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total ThUS$
Goods	864	158	77	66	185	-	1,350
Services	1,557	57	24	8	19	-	1,665
Others	10	9	-	-	59	-	78
Total	**2,431**	**224**	**101**	**74**	**263**	**-**	**3,093**

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of September 30, 2024, the Company has purchase orders amounting to ThUS$ 176,135 and ThUS$ 224,307 as of December 31, 2023.

91

Notes to the Consolidated Interim Financial Statements September 30, 2024 92 13.6 Financial asset and liability categories a) Financial Assets Description of financial assets As of September 30, 2024 As of December 31, 2023 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Cash and cash equivalent 1,565,365 - 1,565,365 1,041,369 - 1,041,369 Trade receivables due from related parties at amortized cost 22,858 - 22,858 43,253 - 43,253 Financial assets measured at amortized cost 987,543 20 987,563 1,316,797 20 1,316,817 Trade and other receivables 667,242 2,040 669,282 907,181 2,559 909,740 Total financial assets measured at amortized cost 3,243,008 2,060 3,245,068 3,308,600 2,579 3,311,179 Financial instruments for hedging purposes 7,396 12,858 20,254 8,527 15,993 24,520 Derivative financial instruments with effect in profit or loss (non-hedging) 1,758 - 1,758 519 - 519 Financial assets classified as at fair value through other comprehensive income - 63,911 63,911 - 232,268 232,268 Total financial assets at fair value 9,154 76,769 85,923 9,046 248,261 257,307 Total financial assets 3,252,162 78,829 3,330,991 3,317,646 250,840 3,568,486

Notes to the Consolidated Interim Financial Statements September 30, 2024 93 b) Financial Liabilities Description of financial liabilities As of September 30, 2024 As of December 31, 2023 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ For hedging purposes through other comprehensive income 23,017 4,848 27,865 30,443 8,419 38,862 Held for trading at fair value through profit or loss 6,889 - 6,889 14,795 - 14,795 Financial liabilities at fair value 29,906 4,848 34,754 45,238 8,419 53,657 Bank loans 695,364 296,379 991,743 1,164,262 295,518 1,459,780 Unsecured obligations 299,737 3,483,206 3,782,943 46,999 2,909,485 2,956,484 Lease Liabilities 21,003 57,927 78,930 18,192 56,966 75,158 Trade and other payables 397,467 - 397,467 449,633 - 449,633 Total financial liabilities at amortized cost 1,413,571 3,837,512 5,251,083 1,679,086 3,261,969 4,941,055 Total financial liabilities 1,443,477 3,842,360 5,285,837 1,724,324 3,270,388 4,994,712

Notes to the Consolidated Interim Financial Statements September 30, 2024 94 13.7 Fair value measurement of finance assets and liabilities The fair value hierarchy is detailed as follows: (a) Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1. (b) Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. (c) Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Interim Financial Statements September 30, 2024 95 Fair value measurement of assets and liabilities As of September 30, 2024 Measurement Methodology Carrying Amount at Amortized Cost Fair value (disclosure purposes) Fair Amount registered Level 1 Level 2 Level 3 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Financial Assets Cash and cash equivalents 1,565,365 1,565,365 - 1,565,365 - - Other current financial assets - Time deposits 987,543 987,543 - - 987,543 - - Derivative financial instruments - Forwards - - 1,584 - 1,584 - - Options - - 174 - 174 - - Hedging assets - - 7,283 - 7,283 - - Swaps - - 113 - 113 - Non-current accounts receivable 2,040 2,040 - - - - Other non-current financial assets: - Other 20 20 - - 20 - - Equity instruments - - 63,911 63,911 - - - Hedging assets – swaps - - 12,858 12,858 - - Other current financial liabilities - Bank borrowings 695,364 695,364 - - 695,364 - - Derivative instruments - - - - - - - Forwards - - 6,524 - 6,524 - - Options - - 365 - 365 - - Hedging-debt - - 5,417 - 5,417 - - Hedging-investments - - 17,600 - 17,600 - - Cash flow hedges - - - - - - Unsecured obligations 299,737 299,737 - - 299,737 - Other non-current financial liabilities - Bank borrowings 296,379 296,379 - - 296,379 - - Unsecured obligations 3,483,206 3,483,206 - - 3,483,206 - - Non-current hedging liabilities - - 4,848 - 4,848 -

Notes to the Consolidated Interim Financial Statements September 30, 2024 96 Fair value measurement of assets and liabilities As of December 31, 2023 Measurement Methodology Carrying Amount at Amortized Cost Fair value (disclosure purposes) Fair Amount registered Level 1 Level 2 Level 3 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Financial Assets Cash and cash equivalents 1,041,369 1,041,369 - 1,041,369 - - Other current financial assets - Time deposits 1,316,797 1,316,797 - - 1,316,797 - - Derivative financial instruments - Forwards - - 324 - 324 - - Options - - 195 - 195 - - Hedging assets - - 8,527 - 8,527 - - Swaps - - - - - - Non-current accounts receivable 2,559 2,559 - - - - Other non-current financial assets: - Other 20 20 - - 20 - - Equity instruments - - 232,268 232,268 - - - Hedging assets – Swaps - - 15,993 15,993 - - Other current financial liabilities - Bank borrowings 1,164,262 1,164,262 - - 1,164,262 - - Derivative instruments - - - - - - - Forwards - - 14,525 - 14,525 - - Options - - 270 - 270 - - Hedging liabilities – Swaps - - 12,143 - 12,143 - - Swaps hedges, investments - - 18,300 - 18,300 - - Unsecured obligations 46,999 46,999 - - 46,999 - Other non-current financial liabilities - Bank borrowings 295,518 295,518 - - 295,518 - - Unsecured obligations 2,909,485 2,909,485 - - 2,909,485 - - Non-current hedging liabilities - - 8,419 - 8,419 -

Notes to the Consolidated Interim Financial Statements
September 30, 2024

13.8 Reconciliation of net debt and lease liabilities.

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The table below presents net debt/cash ass described in Note 20.1 plus current and non-current lease liabilities to complete its analysis.

Net debt	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
Cash and cash equivalents	1,565,365	1,041,369
Other current financial assets	996,697	1,325,843
Other non-current financial hedge assets	12,858	15,993
Other current financial liabilities	(1,025,007)	(1,256,499)
Lease liabilities, current	(21,003)	(18,192)
Other non-current financial liabilities	(3,784,433)	(3,213,422)
Non-current lease liabilities	(57,927)	(56,966)
Total	**(2,313,450)**	**(2,161,874)**

Cash and cash equivalents	As of December 31, 2023	From cash flow			Not from cash flow		As of September 30, 2024 Amounts from loans
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others	
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,416,264)	(385,131)	189,041	18,489	(180,821)	-	(4,774,686)
Financial instruments derived from hedging	(22,000)	(759)	5,647	-	(5,632)	12,480	(10,264)
Derivatives for investment hedges	(18,300)	-	-	(1,972)	1,598	1,073	(17,601)
Non-hedging derivatives in other financial liabilities	(14,795)	-	-	-	7,906	-	(6,889)
Current and non-current lease liabilities	(75,158)	16,394	1,868	-	(22,034)	-	(78,930)
Hedging derivatives – cash requirements for Australia's business	1,437	-	-	2,452	(2,452)	(1,437)	-
Current and Non-Current Financial Liabilities	**(4,545,080)**	**(369,496)**	**196,556**	**18,969**	**(201,435)**	**12,116**	**(4,888,370)**
Cash and cash equivalents	1,041,369	-	(29,981)	518,492	35,485	-	1,565,365
Deposits that do not qualify as cash and cash equivalents	1,316,797	-	(44,745)	(327,539)	43,030	-	987,543
Debt hedging derivative financial instruments	24,520	-	-	-	(4,379)	-	20,141
Derivatives for investment hedges	-	-	-	-	113	-	113
Non-hedging derivatives on other financial assets	520	-	-	(345)	1,583	-	1,758
Current and Non-Current Financial Assets	**2,383,206**	**-**	**(74,726)**	**190,608**	**75,832**	**-**	**2,574,920**
Total	**(2,161,874)**	**(369,496)**	**121,830**	**209,577**	**(125,603)**	**12,116**	**(2,313,450)**

97

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Cash and cash equivalents	As of December 31, 2022	From cash flow			Not from cash flow		As of December 31, 2023
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others	
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,848,875)	(1,534,282)	117,145	18,346	(168,598)	-	(4,416,264)
Financial instruments derived from hedging	(39,681)	(18,927)	4,077	-	11,731	20,800	(22,000)
Derivatives for investment hedges	(29,984)	-	-	(10,082)	18,171	3,595	(18,300)
Non-hedging derivatives in other financial liabilities	(5,816)	-	-	-	(8,979)	-	(14,795)
Current and non-current lease liabilities	(61,734)	15,914	2,038	-	(31,376)	-	(75,158)
Current and Non-Current Financial Liabilities	**(2,986,090)**	**(1,537,295)**	**123,260**	**8,264**	**(179,051)**	**24,395**	**(4,546,517)**
Cash and cash equivalents	2,655,236	-	(53,539)	(1,615,863)	55,535	-	1,041,369
Deposits that do not qualify as cash and cash equivalents	950,167	-	(49,226)	341,742	74,114	-	1,316,797
Debt hedging derivative financial instruments	29,620	-	-	-	(5,100)	-	24,520
Derivatives for investment hedges	-	-	-	-	-	-	-
Non-hedging derivatives on other financial assets	4,174	-	-	(18,034)	14,380	-	520
Hedging derivatives – cash requirements for Australia's business	7,139	-	-	1,183	(1,183)	(5,702)	1,437
Current and Non-Current Financial Assets	**3,646,336**	**-**	**(102,765)**	**(1,290,972)**	**137,746**	**(5,702)**	**2,384,643**
Total	**660,246**	**(1,537,295)**	**20,495**	**(1,282,708)**	**(41,305)**	**18,693**	**(2,161,874)**

98

Notes to the Consolidated Interim Financial Statements September 30, 2024 99 Note 14 Right-of-use assets and lease liabilities 14.1 Right-of-use assets Reconciliation of changes in right-of-use assets as of September 30, 2024, net value Land Buildings Other property, plant and equipment Transport equipment Machinery, plant and equipment Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Opening Balance 18,299 25,458 - 855 28,581 73,193 Additions 6 1,670 - 177 16,877 18,730 Depreciation expenses (538) (5,420) - (793) (9,940) (16,691) Transfer to property, plant and equipment - - - - - - Other increases (decreases) 993 47 - 294 (158) 1,176 Total changes 461 (3,703) - (322) 6,779 3,215 Closing balance 18,760 21,755 - 533 35,360 76,408 Reconciliation of changes in right-of-use assets as of December 31, 2023, net value Land Buildings Other property, plant and equipment Transport equipment Machinery, plant and equipment Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Opening Balance 18,320 17,839 - 1,805 22,903 60,867 Additions 894 13,714 - 37 18,686 33,331 Depreciation expenses (687) (4,509) - (987) (11,088) (17,271) Transfer to property, plant and equipment - - - - - - Other increases (decreases) (228) (1,586) - - (1,920) (3,734) Total changes (21) 7,619 - (950) 5,678 12,326 Closing balance 18,299 25,458 - 855 28,581 73,193 The Company’s lease activities included the following aspects: (a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate, (b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company. (c) These are not subject to restrictions or agreements imposed by contracts. There were no sales transactions with leasebacks in the period.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

14.2 Lease liabilities

Lease liabilities	As of September 30, 2024		As of December 31, 2023	
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	21,003	57,927	18,192	56,966
Total	**21,003**	**57,927**	**18,192**	**56,966**

(a) As of September 30, 2024, and December 31, 2023, current lease liabilities are analyzed as follows:

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of September 30, 2024			Amounts at amortized cost as of September 30, 2024		
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.00-9	SQM S.A.	Chile	Contract supplier	UF	3.50%	7	-	7	7	-	7
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.49%	2,265	6,790	9,055	1,991	6,065	8,056
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.47%	361	1,082	1,443	337	1,026	1,363
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	1.02%	51	69	120	52	68	120
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.30%	476	1,399	1,875	406	1,207	1,613
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.50%	6	-	6	6	-	6
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	352	996	1,348	321	925	1,246
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	3	6	9	1	4	5
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.35%	1	3	4	1	3	4
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.54%	842	2,297	3,139	838	2,286	3,124
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.05%	719	1,669	2,388	669	1,567	2,236
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	7.29%	566	564	1,130	535	494	1,029
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	97	293	390
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	4.86%	77	224	301	69	204	273
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	355	1,071	1,426	295	944	1,239
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	6.83%	4	14	18	5	13	18
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	14	45	59
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.83%	36	104	140	34	103	137
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	10	27	37	9	26	35
Foreign	SQM Comercial Brasil	Brazil	Contract supplier	Brazilian real	3.22%	5	13	18	4	13	17
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	21	28	6	20	26
Total						**6,279**	**16,759**	**23,038**	**5,697**	**15,306**	**21,003**

100

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of December 31,2023			Amounts at amortized cost as of December 31, 2023		
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.00-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	20	46	66	19	46	65
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.02%	344	1,034	1,378	321	977	1,298
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.54%	1,492	4,040	5,532	1,400	3,718	5,118
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.58%	726	1,863	2,589	645	1,640	2,285
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	18	43	61	18	42	60
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	374	1,123	1,497	336	956	1,292
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.16%	2	7	9	2	2	4
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	6.80%	1	2	3	1	2	3
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.93%	725	1,896	2,621	721	1,884	2,605
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	3.74%	711	2,131	2,842	633	1,953	2,586
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	9.73%	262	789	1,051	240	747	987
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	121	364	485	94	287	381
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	3.67%	106	267	373	97	244	341
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	344	1,007	1,351	267	820	1,087
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	2.45%	5	17	22	5	17	22
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	48	63	14	44	58
Total						**5,266**	**14,677**	**19,943**	**4,813**	**13,379**	**18,192**

101

Notes to the Consolidated Interim Financial Statements
September 30, 2024

(b) As of September 30, 2024, and December 31, 2023, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of September 30, 2024				Amounts at amortized cost as of September 30, 2024			
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.47%	13,329	1,798	1,468	16,595	12,623	1,717	1,443	15,783
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.47%	985	1,087	146	2,218	939	1,058	145	2,142
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	3,730	4,507	-	8,237	3,356	4,340	-	7,696
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.95%	1,687	498	121	2,306	1,602	487	117	2,206
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	17	26	31	74	8	12	37	57
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.52%	565	76	-	641	540	75	-	615
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	7.48%	832	670	-	1,502	720	636	-	1,356
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.46%	1,968	-	-	1,968	1,914	-	-	1,914
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.29%	4,976	19,293	-	24,269	3,737	17,973	-	21,710
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	653	625	201	1,479	587	555	150	1,292
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	12.66%	21	-	-	21	19	-	-	19
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	485	485	2,222	3,192	402	414	2,071	2,887
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	61	31	-	92	59	30	-	89
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	8.01%	89	-	-	89	88	-	-	88
Foreign	SQM Soquimich Brasil	Brazil	Contract supplier	Brazilian real	2.62%	17	12	-	29	15	10	-	25
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	27	-	-	27	27	-	-	27
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	21	-	-	21	21	-	-	21
Total						29,463	29,108	4,189	62,760	26,657	27,307	3,963	57,927

102

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of December 31,2023				Amounts at amortized cost as of December 31, 2023			
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	2.61%	1,176	1,079	-	2,255	1,133	1,064	-	2,197
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.88%	6,185	3,728	-	9,913	5,901	3,630	-	9,531
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.06%	3,799	5,594	311	9,704	3,348	5,312	310	8,970
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	1,844	969	181	2,994	2,020	938	173	3,131
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	37	81	8	12	41	61
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	4.99%	524	265	-	789	484	260	-	744
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	6.79%	91	-	-	91	90	-	-	90
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.25%	3,197	1,131	-	4,328	3,040	1,105	-	4,145
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.92%	5,624	18,236	-	23,860	5,618	16,916	-	22,534
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	1,276	591	659	2,526	1,182	483	581	2,246
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	2.17%	1	-	-	1	1	-	-	1
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	485	485	2,586	3,556	393	405	2,383	3,181
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	61	61	16	138	58	60	17	135
Total						24,281	32,165	3,790	60,236	23,276	30,185	3,505	56,966

103

Notes to the Consolidated Interim Financial Statements September 30, 2024 104 Other lease disclosures Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 69,363 and ThUS$ 64,266 for the periods ended September 30, 2024, and 2023. See Note 22.8. Expenses related to variable payments not included in the measurement of lease liabilities under IFRS 16 amounted to ThUS$ 4,558 and ThUS$ 3,282 for the periods ending September 30, 2024, and 2023, respectively. As of September 30, 2024, there is no income from subleasing right-of-use assets. As of September 30, 2023, it amounted to ThUS$ 5. Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statements September 30, 2024 105 Note 15 Intangible assets and goodwill 15.1 Reconciliation of changes in intangible assets and goodwill As of September 30, 2024 Intangible assets and goodwill Useful life Net Value ThUS$ IT programs Finite 2,541 Mining rights Finite 133,655 Water rights and rights of way Indefinite 4,909 Water rights Finite 4,738 Intellectual property Finite 13,902 Other intangible assets Finite 3,175 Intangible assets other than goodwill 162,920 Goodwill Indefinite 958 Total Intangible Asset 163,878 As of December 31, 2023 Intangible assets and goodwill Useful life Net Value ThUS$ IT programs Finite 3,190 Mining rights Finite 134,924 Water rights and rights of way Indefinite 4,909 Water rights Finite 7,580 Intellectual property Finite 5,201 Other intangible assets Finite 70 Intangible assets other than goodwill 155,874 Goodwill Indefinite 958 Total Intangible Asset 156,832

Notes to the Consolidated Interim Financial Statements
September 30, 2024

a) Movements in identifiable intangible assets as of September 30, 2024 and December 31, 2023:

Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2024	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Additions	13	-	-	-	9,067	388	-	9,468
Amortization for the period	(960)	(1,139)	-	(2,842)	(605)	(110)	-	(5,656)
Impairment losses recognized in income for the period	-	-	-	-	-	-	-	-
Other increases / decreases for foreign currency exchange rates	(30)	-	-	-	-	96	-	66
Other increases (decreases)	328	(130)	-	-	239	2,731	-	3,168
Subtotales	(649)	(1,269)	-	(2,842)	8,701	3,105	-	7,046
As of September 30, 2024	2,541	133,655	4,909	4,738	13,902	3,175	958	163,878
Historical cost	37,492	162,559	7,420	18,000	16,521	5,515	4,501	252,008
Accumulated amortization	(34,951)	(28,904)	(2,511)	(13,262)	(2,619)	(2,340)	(3,543)	(88,130)
At January 1, 2023	3,249	140,873	4,909	11,369	5,850	86	967	167,303
Additions	197	196	-	-	-	15	-	408
Amortization for the year	(1,451)	(4,684)	-	(3,789)	(649)	(28)	-	(10,601)
Impairment losses recognized in income for the year (1)	-	-	-	-	-	-	(9)	(9)
Other increases / decreases for foreign currency exchange rates	6	-	-	-	-	(3)	-	3
Other increases (decreases)	1,189	(1,461)	-	-	-	-	-	(272)
Subtotales	(59)	(5,949)	-	(3,789)	(649)	(16)	(9)	(10,471)
As of December 31, 2023	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Historical cost	37,181	162,689	7,420	18,000	7,215	2,300	4,501	239,306
Accumulated amortization	(33,991)	(27,765)	(2,511)	(10,420)	(2,014)	(2,230)	(3,543)	(82,474)

(1) See Note 22.5

106

Notes to the Consolidated Interim Financial Statements September 30, 2024 107 b) Movements in identifiable goodwill as of September 30, 2024 and December 31, 2023: Accumulated impairment Movements in identifiable goodwill Goodwill at the beginning of period January 1, 2024 Additional recognition Impairment losses recognized in income for the period (-) Total increase (decrease) As of September 30, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Industrial S.A. - - - - - SQM Iberian S.A. 148 - - - 148 SQM Investment Corporation 86 - - - 86 Soquimich European Holding B.V. (*) - - - - - SQM Potasio SpA 724 - - - 724 Total Increase (decreases) 958 - - - 958 Ending balance 958 - - - 958 Accumulated impairment Movements in identifiable goodwill Goodwill at the beginning of period January 1, 2023 Additional recognition Impairment losses recognized in income for the period (-) Total increase (decrease) As of December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Iberian S.A. 148 - - - 148 SQM Investment Corporation 86 - - - 86 Soquimich European Holding B.V. (*) 9 - (9) (9) - SQM Potasio S.A. 724 - - - 724 Total Increase (decreases) 967 - (9) (9) 958 Ending balance 967 - (9) (9) 958 (*) Based on an impairment analysis conducted by management, this goodwill was adjusted for based on the assessment that its partial or total book value is not recoverable.

Notes to the Consolidated Interim Financial Statements September 30, 2024 108 Note 16 Property, plant and equipment As of September 30, 2024, and December 31, 2023, the detail of property, plant and equipment is as follows: 16.1 Types of property, plant and equipment Description of types of property, plant and equipment As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Property, plant and equipment, net Land 24,698 23,481 Buildings 296,200 285,487 Other property, plant and equipment 75,851 62,739 Transport equipment 8,476 9,165 Supplies and accessories 4,105 4,139 Office equipment 1,191 1,158 Network and communication equipment 1,283 1,605 Mining assets 162,194 154,715 IT equipment 2,628 2,092 Energy generating assets 2,417 2,893 Constructions in progress 2,235,975 1,834,041 Machinery, plant and equipment 1,350,581 1,228,422 Total 4,165,599 3,609,937 Property, plant and equipment, gross Land 24,698 23,481 Buildings 890,621 851,706 Other property, plant and equipment 313,159 291,053 Transport equipment 22,143 22,143 Supplies and accessories 32,037 31,132 Office equipment 13,553 13,346 Network and communication equipment 11,715 11,644 Mining assets 364,983 341,837 IT equipment 30,806 29,384 Energy generating assets 38,929 38,929 Constructions in progress 2,235,975 1,834,041 Machinery, plant and equipment 4,499,292 4,189,794 Total 8,477,911 7,678,490 Accumulated depreciation and value impairment of property, plant and equipment, total Accumulated depreciation and impairment of buildings (594,421) (566,219) Accumulated depreciation and impairment of other property, plant and equipment (237,308) (228,314) Accumulated depreciation and impairment of transport equipment (13,667) (12,978) Accumulated depreciation and impairment of supplies and accessories (27,932) (26,993) Accumulated depreciation and impairment of office equipment (12,362) (12,188) Accumulated depreciation and impairment of network and communication equipment (10,432) (10,039) Accumulated depreciation and impairment of mining assets (202,789) (187,122) Accumulated depreciation and impairment of IT equipment (28,178) (27,292) Accumulated depreciation and impairment of energy generating assets (36,512) (36,036) Accumulated depreciation and impairment of machinery, plant and equipment (3,148,711) (2,961,372) Total (4,312,312) (4,068,553)

Notes to the Consolidated Interim Financial Statements September 30, 2024 109 Description of classes of property, plant and equipment As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Property, plant and equipment, net Pumps 56,358 61,385 Conveyor Belt 15,111 16,589 Crystallizer 52,602 56,930 Plant Equipment 253,948 285,653 Tanks 36,075 39,422 Filter 63,182 69,246 Electrical equipment/facilities 99,717 110,255 Other Property, Plant & Equipment 260,656 68,967 Site Closure 36,320 40,696 Piping 127,064 142,013 Well 132,860 156,621 Pond 30,193 34,957 Spare Parts (1) 186,495 145,688 Total 1,350,581 1,228,422 (1) The reconciliation of the spare parts provisions as of September 30, 2024, and December 31, 2023 is as follows: Reconciliation As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance 58,600 52,072 Increase in provision 4,435 6,528 Closing balance 63,035 58,600

Notes to the Consolidated Interim Financial Statements
September 30, 2024

SQM Solutions for human progress

16.2 Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of September 30, 2024, and December 31, 2023:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Additions	-	24	528	-	38	62	3	-	464	-	611,427	552	613,098
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation for the year	-	(28,036)	(9,052)	(689)	(938)	(180)	(393)	(15,667)	(1,251)	(477)	-	(175,302)	(231,985)
Impairment (2)	-	-	-	-	-	-	-	-	-	-	-	(11,008)	(11,008)
Increase (decrease) in foreign currency translation difference	-	800	-	-	11	1	-	-	3	-	-	2,738	3,553
Reclassifications	(116)	10,672	21,587	-	489	89	68	23,146	1,223	-	(242,889)	185,731	-
Other increases (decreases) (1)	1,333	27,253	49	-	366	61	-	-	97	1	33,396	119,448	182,004
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,217	10,713	13,112	(689)	(34)	33	(322)	7,479	536	(476)	401,934	122,159	555,662
Equity as of September 30, 2024	24,698	296,200	75,851	8,476	4,105	1,191	1,283	162,194	2,628	2,417	2,235,975	1,350,581	4,165,599
Historical cost	24,698	890,621	313,159	22,143	32,037	13,553	11,715	364,983	30,806	38,929	2,235,975	4,499,292	8,477,911
Accumulated depreciation	-	(594,421)	(237,308)	(13,667)	(27,932)	(12,362)	(10,432)	(202,789)	(28,178)	(36,512)	-	(3,148,711)	(4,312,312)
Equity at January 1, 2023	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Additions	-	-	545	-	52	8	208	-	207	-	1,091,840	2,347	1,095,207
Disposals	-	-	-	-	-	-	-	-	(1)	-	-	(17)	(18)
Depreciation for the year	-	(37,315)	(13,337)	(1,155)	(1,809)	(230)	(670)	(16,603)	(890)	(749)	-	(179,989)	(252,747)
Impairment (2)	-	-	-	-	-	-	-	-	-	-	-	(47,059)	(47,059)
Increase (decrease) in foreign currency translation difference	(6)	(7)	(35)	(1)	-	(7)	-	-	(3)	-	-	(39)	(98)
Reclassifications	-	48,677	40,657	801	1,099	31	195	111,059	(447)	389	(588,635)	386,174	-
Other increases (decreases) (1)	5	219	(51)	33	(1)	1	-	(25)	79	-	2,328	85,226	87,814
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	(1)	11,574	27,779	(322)	(659)	(197)	(267)	94,431	(1,055)	(360)	505,533	246,643	883,099
Equity as of December 31, 2023	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Historical cost	23,481	851,706	291,053	22,143	31,132	13,346	11,644	341,837	29,384	38,929	1,834,041	4,189,794	7,678,490
Accumulated depreciation	-	(566,219)	(228,314)	(12,978)	(26,993)	(12,188)	(10,039)	(187,122)	(27,292)	(36,036)	-	(2,961,372)	(4,068,553)

(1) The net balance of "Other Increases (Decreases)" corresponds to all those items that are reclassified to or from "Property, Plant and Equipment" and they can have the following origin: (i) work in progress which is expensed to statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to "Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

(2) See Note 22.5. Corresponds to impairment of specific assets, identified and related to the iodine business, for which it was defined these will not be considered to be used in the operation due to their specific characteristics.

110

Notes to the Consolidated Interim Financial Statements September 30, 2024 111 16.3 Detail of property, plant and equipment pledged as guarantee There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment. 16.4 Cost of capitalized interest, property, plant and equipment The rates and costs for capitalized interest in the period of property, plant and equipment are detailed as follows: Capitalized interest costs September 30, 2024 September 30, 2023 ThUS$ ThUS$ Weighted average capitalization rate of capitalized interest costs 5% 5% Amount of interest costs capitalized in the period ThUS$ 48,255 30,826

Notes to the Consolidated Interim Financial Statements September 30, 2024 112 Note 17 Other current and non-current non-financial assets As of September 30, 2024, and December 31, 2023, the detail of “Other Current and Non-current Assets” is as follows: Other non-financial assets, current As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Domestic Value Added Tax 40,414 63,973 Foreign Value Added Tax 33,913 24,889 Prepaid mining licenses 8,314 1,299 Prepaid insurance 4,000 15,022 Other prepayments 4,410 3,204 Reimbursement of Value Added Tax to exporters 886 19,929 Other taxes 3,200 6,142 Other assets 2,116 2,292 Total 97,253 136,750 Other non-financial assets, non-current As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Exploration and evaluation expenses 61,110 57,458 Guarantee deposits 1,047 950 Foreign VAT (1) 305,486 308,084 Other non-current assets 7,518 7,208 Total 375,161 373,700 (1) Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months. Movements in expenditure on exploration projects and ground studies as of September 30, 2024, and December 31, 2023: Conciliation As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance 57,458 44,023 Changes Additions 6,208 12,002 Reclassifications from/to short-term (inventory) (345) 1,049 Amortization of ground studies (492) (2,131) Reclassification from construction in progress (1,719) 2,515 Total changes 3,652 13,435 Ending balance (*) 61,110 57,458 As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted. (*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term).

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Mineral resource exploration, evaluation and Exploitation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a) Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of September 30, 2024 and December 31, 2023, there were no disbursements for this concept.

(b) Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of September 30, 2024, and December 31, 2023, this amounts to ThUS$13,964 and ThUS$9,062.

(c) Economically feasible: Exploration and assessment expenditures resulting in studies concluding that their economic feasibility is viable are classified under "Other non-current non-financial assets".

Prospecting	Type of Exploration	As of September 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	55,333	50,844
Total		**55,333**	**50,844**

(1) The value presented for Chile is composed as of September 2024 for ThUS 12,084 corresponding to non-metallic explorations and evaluations and ThUS$ 43,249 associated with metallic explorations. In December 2023, the amounts of non-metallic and metallic explorations were ThUS$ 13,803 ThUS$ 37,041, respectively.

Prospecting conciliation	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	**50,844**	**36,327**
Additions	6,208	12,002
Reclassifications from Exploration in execution - Chile	(1,719)	2,515
Reclassifications to Exploration in Exploitation - Chile	-	-
Total changes	**4,489**	**14,517**
Total	**55,333**	**50,844**

(d) In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as current assets in the "Inventories in process" and the remaining portion is classified as "Other Non-current Non-Financial Assets".

Short-term exploitation reconciliation	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	**651**	**1,700**
Amortization of ground studies	-	-
Reclasifications from/to short term (inventories)	345	(1,049)
Total changes	**345**	**(1,049)**
Total	**996**	**651**

113

Notes to the Consolidated Interim Financial Statements September 30, 2024 114 Long-term exploitation reconciliation As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance 6,614 7,696 Amortization of ground studies (492) (2,131) Reclasifications from/to short term (inventories) (345) 1,049 Total changes (837) (1,082) Total 5,777 6,614

Notes to the Consolidated Interim Financial Statements September 30, 2024 115 Note 18 Employee benefits 18.1 Provisions for employee benefits Classes of benefits and expenses by employee As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Current Performance bonds and operational targets 22,764 23,946 Total 22,764 23,946 Non-current Profit sharing and bonuses 27,299 18,428 Severance indemnity payments 43,132 43,578 Total 70,431 62,006 18.2 Policies on defined benefit plan This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows: a) Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators. b) Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3. c) Obligations after employee retirement, described in Note 18.4. d) Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Interim Financial Statements September 30, 2024 116 18.3 Other long-term benefits The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees. Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. Benefit payment conditions The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980. Methodology The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”. 18.4 Post-employment benefit obligations Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities. For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company. As of September 30, 2024, and December 31, 2023, the value of assets associated with the SQM NA pension plan amounts to ThUS$5,095.

Notes to the Consolidated Interim Financial Statements September 30, 2024 117 18.5 Staff severance indemnities As of September 30, 2024, and December 31, 2023, severance indemnities calculated at the actuarial value are as follows: Staff severance indemnities As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance (43,578) (34,899) Current cost of service (1,132) (4,624) Interest cost (2,123) (2,236) Actuarial gain loss 1,773 (5,947) Exchange rate difference 959 769 Benefits paid during the year 969 3,359 Total (43,132) (43,578) (a) Actuarial assumptions The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions: Actuarial assumptions As of September 30, 2024 As of December 31, 2023 Annual/Years Mortality rate RV–2020/CB–2020 RV – 2020/CB-2020 Discount interest rate 4.96% 5.32% Inflation rate 3.00% 3.00% Voluntary retirement rate: Men 3.82% 3.82% Annual Women 3.82% 3.82% Annual Salary increase 4.01% 4.01% Annual Retirement age: Men 65 65 Years Women 60 60 Years

Notes to the Consolidated Interim Financial Statements September 30, 2024 118 (b) Sensitivity analysis of assumptions As of September 30, 2024, and December 31, 2023, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following: Sensitivity analysis as of September 30, 2024 Effect + 100 basis points Effect - 100 basis points ThUS$ ThUS$ Discount rate (2,310) 2,599 Employee turnover rate (303) 339 Sensitivity analysis as of December 31, 2023 Effect + 100 basis points Effect - 100 basis points ThUS$ ThUS$ Discount rate (2,575) 2,898 Employee turnover rate (338) 378 Sensitivity relates to an increase/decrease of 100 basis points. 18.6 Executive compensation plan The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of September 30, 2024: I) Financial target compensation plan (a) Plan characteristics This compensation plan is paid in cash. (b) Plan participants and payment dates A total of 40 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026. This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$ 26,999 and ThUS$ 18,428 as of September 30, 2024 and December 31, 2023 respectively. The income statement was charged with ThUS$ 8,571 and ThUS$ 6,615 during the periods ended September 30, 2024 and 2023, respectively.

Notes to the Consolidated Interim Financial Statements September 30, 2024 119 Note 19 Provisions and other non-financial liabilities 19.1 Types of provisions Types of provisions As of September 30, 2024 As of December 31, 2023 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Provision for legal complaints (1) 9,932 121 10,053 106 1,195 1,301 Provision for dismantling, restoration and rehabilitation cost (2) - 61,517 61,517 - 58,459 58,459 Other provisions current (3) 275,251 1,466 276,717 392,216 796 393,012 Total 285,183 63,104 348,287 392,322 60,450 452,772 (1) These provisions correspond to legal expenses of issues pending resolution. (2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms. (3) See Note 19.2.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

19.2 Description of other provisions

Current provisions, other short-term provisions	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
Rent under lease contract (1)	244,020	354,205
Provision for additional tax related to foreign loans	2,532	1,641
End of agreement bonus	3,761	6,979
Other bonuses to workers	5,408	6,933
Other bonuses, general staff	3,372	-
Directors' per diem allowance	3,857	4,676
Miscellaneous provisions	12,301	17,782
Total	**275,251**	**392,216**

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo's rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018 and amended in 2020, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar's total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

120

Notes to the Consolidated Interim Financial Statements September 30, 2024 121 The fee structure is as follows: Price US$/MT Li2CO3 Lease rental rate $0 - $4,000 6.8% $4,000 - $5,000 8.0% $5,000 - $6,000 10.0% $6,000 - $7,000 17.0% $7,000 - $10,000 25.0% > $10,000 40.0% Price US$/MT LiOH Lease rental rate $0 - $5,000 6.8% Over $5,000 - $6,000 8.0% Over $6,000 - $7,000 10.0% Over $7,000 - $10,000 17.0% Over $10,000 - $12,000 25.0% Over $12,000 40.0% Price US$/MT KCl Lease rental rate $0 - $300 3.0% Over $300 - $400 7.0% Over $400 - $500 10.0% Over $500 - $600 15.0% Over $600 20.0% On May 31, 2024, the Company reported having entered into an association agreement with Codelco to develop extractive and productive activities to produce lithium products, potassium products and other products extracted from Corfo's properties in the Salar de Atacama, through the merger by incorporation of Codelco's subsidiary, Minera Tarar SpA, into the Company's subsidiary, SQM Salar SpA, subject to the terms established in the Association Agreement. The effectiveness of the association agreement is subject to a series of conditions precedent, as well as the execution of contracts with Corfo to (i) increase the amount of lithium that SQM Salar SpA can exploit from the Salar de Atacama between the years 2025 and 2030 and (ii) establish the right to exploit lithium from the Salar de Atacama between the years 2031 and 2060. To date there are no impacts to the consolidated financial statements arising from this agreement.

Notes to the Consolidated Interim Financial Statements September 30, 2024 122 19.3 Changes in provisions Description of items that gave rise to changes as of September 30, 2024 Legal complaints Provision for dismantling, restoration and rehabilitation cost Other provisions Total ThUS$ ThUS$ ThUS$ ThUS$ Total provisions, initial balance 1,301 58,459 393,012 452,772 Changes Additional provisions 9,685 3,164 601,501 614,350 Provision used - - (704,129) (704,129) Increase (decrease) in foreign currency exchange 148 - (321) (173) Others (1,081) (106) (13,346) (14,533) Total Increase (decreases) 8,752 3,058 (116,295) (104,485) Total 10,053 61,517 276,717 348,287 Description of items that gave rise to changes as of December 31, 2023 Legal complaints Provision for dismantling, restoration and rehabilitation cost Other provisions Total ThUS$ ThUS$ ThUS$ ThUS$ Total provisions, initial balance 53,709 53,995 1,253,495 1,361,199 Changes Additional provisions 266 12,127 1,922,666 1,935,059 Provision used (52,707) - (2,771,422) (2,824,129) Increase (decrease) in foreign currency exchange 33 - (871) (838) Others - (7,663) (10,856) (18,519) Total Increase (decreases) (52,408) 4,464 (860,483) (908,427) Total 1,301 58,459 393,012 452,772

Notes to the Consolidated Interim Financial Statements September 30, 2024 123 19.4 Other non-financial liabilities, current Description of other liabilities As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Tax withholdings 2,153 8,750 Other non-income taxes payable 759 - VAT payable 17,010 33,782 Guarantees received 1,021 1,021 Accrual for dividend 2,568 67,219 Monthly provisional tax payables 6,786 26,160 Deferred income (1) 20,546 4,144 Withholdings from employees and salaries payable 9,544 9,333 Accrued vacations 34,917 35,902 Other current liabilities 837 994 Total 96,141 187,305 (1) Deferred income corresponds mainly to payments received in advance for the sale of goods, which will be recognized in income in the short term.

Notes to the Consolidated Interim Financial Statements September 30, 2024 124 Note 20 Disclosures on equity The detail and movements of equity accounts are shown in the consolidated statement of changes in equity. 20.1 Capital management The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company. Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establishes a maximum consolidated indebtedness level of 1 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting. The Company’s controls over capital management are based on the following ratios: Capital Management As of September 30, 2024 As of December 31, 2023 Description (1) Calculation (1) Net Financial Debt/cash (ThUS$) 2,234,520 2,086,717 Financial Debt – Financial Resources Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non- current Liquidity 2.94 2.50 Current Assets divided by Current Liabilities Total Current Assets / Total Current Liabilities ROE (6.14) % 36.28% Net income for the year divided by Total Equity Net income for the year / Equity Adjusted EBITDA (ThUS$) 1,155,438 3,180,071 Adjusted EBITDA EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences, EBITDA (ThUS$) 1,190,615 3,226,202 EBITDA Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax ROA 15.59% 32.20% Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments (Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM) Indebtedness 0.44 0.37 Net Financial Debt on Equity Net Financial Debt / Total Equity The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the Company. Also, the Company is also committed to provide quarterly financial information. There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

20.2 Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0. As of September 30, 2024 this ratio was 0.44.

The financial restrictions with respect to the bonds issued by the Company for the periods ended September 30, 2024, and December 31, 2023.

As of September 30, 2024	Financial restrictions			
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction				
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.44	0.44	0.44	0.44
Fulfilled YES/NO	yes	yes	yes	yes

As of December 31, 2023	Financial restrictions			
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction				
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20,1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.37	0.37	0.37	0.37
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

125

Notes to the Consolidated Interim Financial Statements September 30, 2024 126 20.3 Disclosures on share capital Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid. Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences: (a) require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and (b) require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B. The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993. The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted. The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations. Detail of capital classes in shares: Type of capital in preferred shares As of September 30, 2024 As of December 31, 2023 Series A Series B Series A Series B Description of type of capital in shares Number of authorized shares 142,818,904 142,818,904 142,819,552 142,818,904 Number of fully subscribed and paid shares 142,818,904 142,818,904 142,819,552 142,818,904 Number of subscribed, partially paid shares - - - - Increase (decrease) in the number of current shares - - - - Number of outstanding shares 142,818,904 142,818,904 142,818,904 142,818,904 Number of shares owned by the Company or its subsidiaries or associates - - 648 - Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares - - - - Capital amount in shares ThUS$ 134,730 1,442,893 134,750 1,442,893 Total number of subscribed shares 142,818,904 142,818,904 142,819,552 142,818,904

Notes to the Consolidated Interim Financial Statements September 30, 2024 127 20.4 Disclosures on reserves in Equity As of September 30, 2024, and December 31, 2023 the composition is as follows: Disclosure of reserves within shareholders' equity As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Reserve for currency exchange conversion (1) 532 (4,921) Reserve for cash flow hedges (2) 7,915 (930) Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3) (343) 122,294 Reserve for actuarial gains or losses in defined benefit plans (4) (12,102) (13,454) Other reserves 10,327 11,881 Total 6,329 114,870 (1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar. (2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification. (3) Reserve related to the fair value variation of equity financial instruments. (4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Movements in other reserves and changes in ownership interest were as follows:

Movements	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves		
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2023	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
As of December 31, 2023	3,121	126	-	(5,836)	-	190,509	-	218	188,138	-	188,138
Movement of reserves	-	18,566	-	-	-	-	-	-	18,566	-	18,566
Impact to Income statement	-	-	(5,047)	-	1,580	-	(57,242)	-	-	(60,709)	(60,709)
As of December 31, 2023	(4,921)	(1,275)	345	(17,991)	4,537	175,428	(53,134)	11,881	163,122	(48,252)	114,870
Movement of reserves	5,453	5,386	-	764	-	(175,948)	-	(1,554)	(165,899)	-	(165,899)
Impact to Income statement	-	6,730	-	-	-	-	-	-	6,730	-	6,730
Income taxes	-	-	(3,271)	-	588	-	53,311	-	-	50,628	50,628
Balances as of September 30, 2024	532	10,841	(2,926)	(17,227)	5,125	(520)	177	10,327	3,953	2,376	6,329

(1) See details on reserves for foreign currency translation differences in Note 24, letter a).

128

Notes to the Consolidated Interim Financial Statements September 30, 2024 129 Other reserves This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries, associates and joint ventures that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method. Subsidiary – Associate – Joint ventures As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ SQM Iberian S.A. 9,464 9,464 SQM Europe NV 354 1,957 Soquimich European holding B.V. 828 828 Soquimich Comercial S.A. (393) (393) SQM Vitas Fzco. 85 85 Pavoni & C. SpA 7 7 SAS Adionics - 116 SQM Australia Pty Ltd 239 94 Other (701) (721) SQM Iberian S.A. (1,677) (1,677) Orcoma Estudios SpA 2,121 2,121 Total Other reserves 10,327 11,881 20.5 Dividend policies As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year. Dividend policy for commercial year 2024 Company’s dividend policy for the 2024 business year was agreed upon by the Board of Directors on April 25, 2024. On that occasion, the following was decided: (a) Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2024. (b) Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company’s Board of Directors deems that such increase does not materially and adversely affect the Company’s ability to make its investments and to comply with the estimates on future cash use, also considering the following financial parameters: (i) 100% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times. (ii) 80% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

Notes to the Consolidated Interim Financial Statements September 30, 2024 130 (iii) 60% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times. (c) Distribute and pay interim dividends in 2024 and the first quarter of 2025, interim dividends, which will be charged against the aforementioned final dividend. (d) In the ordinary meeting to be held in 2025, the Company’s Board of Directors will propose a final dividend discounting the amount of interim dividends previously distributed, considering that it does not materially and negatively affect the Company’s ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders’ meeting. (e) Any remaining amount from the net income from 2024 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it. (f) The payment of additional dividends is not being considered. It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event. 20.6 Final dividends On April 25, 2024, the 49th ordinary general shareholders' meeting of the Company was held, at which it was agreed to distribute and pay an amount of US$0.21339 per share, which the Company must payment to complete the amount of US$2.11386 as a final dividend. Such final dividend already considers the first interim dividend of US$0.78760 per share, the second interim dividend of US$0.60940 per share and the third interim dividend of US$0.50347 per share, which were paid during 2023.

Notes to the Consolidated Interim Financial Statements September 30, 2024 131 20.7 Potential and provisional dividends Dividends discounted from equity were as follows: Dividends As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Interim dividend - 542,847 Final dividend - 920,819 Dividend according to policy - 60,953 Owners of the Parent - 1,524,619 Dividend eventual - - Dividend according to policy 1,961 6,266 Non-controlling interests 1,961 6,266 Dividends discounted from equity for the period 1,961 1,530,885

Notes to the Consolidated Interim Financial Statements September 30, 2024 132 Note 21 Contingencies and restrictions In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions: 21.1 Lawsuits and other relevant events (a) In December 2010, the city of Lindsay in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. On February 5, 2024, the Court ordered the resumption of proceedings, as they had been suspended. On August 29, 2024, the parties ended the lawsuit by means of an out-of-court settlement and the plaintiff filed a dismissal of the lawsuit, which was accepted by the court. (b) In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2 million. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. On February 1, 2024, the Santiago Court of Appeals revoked the first instance ruling and issued another one in its place, partially accepting the claim, ordering the Company to pay the total amount of ThUS$52. The Company has filed an appeal on the merits, which is pending. On July 9, 2024, the parties ended the lawsuit by means of an out-of- court settlement, and the plaintiff filed a dismissal of the lawsuit, which was accepted by the court. (c) In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. On August 6, 2024, SQM Salar was sentenced to pay CLP$ 80 million plus indexation. On August 13, 2024, SQM Salar and the Company filed a complaint appeal before the Court of Appeals of Santiago, which is pending. (d) Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration, and its resolution is currently pending. (e) On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. Both proceedings are awaiting a ruling. (f) In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant. (g) In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived

Notes to the Consolidated Interim Financial Statements September 30, 2024 133 from the breach of an electrical installation contract. The case has reached the evidence stage. The amount of the lawsuit is approximatel ThUS$ 542. (h) In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330. (i) In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. The lawsuit is being heard by the Abu Dhabi. (j) In May 2023, Mr. Luis Guillermo Benítez Peña and 17 other employees filed a lawsuit against a contractor, the Company and six other companies with the Labor Court of San Miguel for indirect dismissal, annulment of dismissal and payment of employment benefits The proceeding is in the ruling stage. On August 28, 2024, a ruling was issued rejecting the claim against the Company. The main defendants filed an appeal for annulment before the Court of Appeals of San Miguel, which is pending. The amount of the lawsuit is approximately ThUS$358. (k) In January 2024, Mr. José Luis Carreño Soto filed a lawsuit for protection of fundamental rights against a contractor company and the Company before the Labor Court of Antofagasta. The case is in the trial stage. The amount of the lawsuit is approximately ThUS$227. (l) In February 2024, Mr. Emiliano Malebrán Pallauta, Mr. Rubén Valenzuela González and Mr. José Aguilera Flores filed a lawsuit against the Company through the Labor Court of Iquique for protection of fundamental rights and secondarily for wrongful dismissal and collection of unpaid wages and severance pay. The case is currently in the evidentiary stage. The lawsuit totals approximately ThUS$369. (m) In February 2024, Mr. Manuel Jesús Lobos Cortés filed a lawsuit against the Company through the Labor Court of Iquique for damages caused by occupational illness. The proceeding is in the evidentiary stage. The lawsuit totals approximately ThUS$279. (n) In June 2024, the subsidiary Sichuan Dixin New Energy Co., Ltd. was notified of a civil lawsuit filed by Hebei Leheng Energy Saving Equipment Co., Ltd. in its capacity as joint and several co-debtor for disputes arising from a construction contract between the plaintiff and the defendant Xinyu Xinyihe New Material Technology Co., Ltd. The amount of the claim is approximately MUS$2. The case is being heard in the People's Court of Dongpo District, Meishan, Sichuan Province. The trial hearing is suspended and the date for its resumption has not yet been setb. The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Notes to the Consolidated Interim Financial Statements September 30, 2024 134 Soquimich Comercial S.A., subsidiaries have been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million. The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect. 21.2 Environmental contingencies Through a ruling dated November 28, 2016, which was amended by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables in the follow-up plan, and other matters. SQM Salar submitted a compliance program that was accepted by the SMA, although rendered null and void by the Environmental Court of Antofagasta in December 2019. In October 2020, the SMA made further observations to the compliance program, which were addressed through the submission of a reformulated compliance program, incorporating improvements in line with the Antofagasta Environmental Court ruling. On August 29, 2022, the SMA approved the compliance program submitted by SQM Salar, which was subjected to a claim filed by the Council of Atacameño Peoples with the Antofagasta Environmental Court. On June 11, 2024, the Environmental Court of Antofagasta agreed to reject in its entirety the claim filed by Asociación Indígena Consejo de Pueblos Atacameños. No appeals were filed against this ruling, and the lawsuit was terminated. 21.3 Tax Contingencies Claims for the application of the specific tax on mining activities associated with lithium exploitation. The Chilean IRS has sought to extend the specific mining tax to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the Chilean IRS has charged SQM a total of US$ 986.3 million, paid by SQM, in respect of the specific mining tax applied to lithium, corresponding to tax years 2012 to 2023 (business years 2011 to 2022). SQM Salar has filed seven tax claims against the IRS. The total amount involved in these claims is US$ 201.3 million and the Company has a pending claim for US$ 785.0 million. Both amounts, already paid by SQM Salar, totaled US$986.3 million as of December 31, 2023, including an amount paid in excess of US$59.5 million, an amount of taxes claimed (net of the corporate tax effect) of US$818.0 million and an amount of US$108.8 million for interest and penalties. On April 5, 2024, the Court of Appeals of Santiago issued a ruling regarding one of the Claims, tax case No. 312-2022, and reversed the ruling that had previously been issued by the Tax and Customs Court of the Metropolitan Region, which upheld the public law nullity action filed by SQM Salar, corresponding to settlements for tax years 2017 and 2018. Although the ruling of the Court of Appeals of Santiago does not affect the other claims filed by SQM Salar against the Chilean IRS, and is still subject to appeal by SQM Salar, it resulted in a review of the accounting treatment of the tax claims by the Company's Board of Directors. Consequently, the Company recognized a tax expense of US$1,103.3 million for the nine-month period ended September 30, 2024 (US$926.7 million corresponding to business years 2011 to 2022, US$162.7 million, to business year 2023 and US$13.9 million for the period through September 2024), which corresponds to the impact that the interpretation of the ruling by the Santiago Court of Appeals could have on the Claims. At September 30, 2024 and December 31, 2023, the Company records non-current tax receivables of US$59.5 million and US$986.3 million, respectively. The claims are as follows. (a) On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income

Notes to the Consolidated Interim Financial Statements September 30, 2024 135 taxes and (ii) US$ 6.3 million is associated interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim and the deadline to file an appeal is pending. (b) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. On November 4, 2024, a ruling was issued rejecting the tax claim, and the deadline to file an appeal is pending. (c) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against liquidation No. 207 issued by the Chilean IRS, relating to the 2016 tax year. The amount involved is MMUS$ 5.5 of which (i) MMUS$ 1.2 relates to amounts paid in excess, (ii) MMUS$ 3.8 relates to the tax claimed (net of the effect on corporate tax), and (iii) MMUS$ 0.5 relates to interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim and the deadline to file an appeal is pending. (d) On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS. (e) On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. The trial is currently at the discussion stage. (f) On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage. (g) On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage. The assessments and pending claims are as follows: On December 19, 2023, the Chilean IRS invoiced the Company for a sum of US$785 million for the tax year 2023 (covering the 2022 business year), pertaining to the specific tax on mining activities. Within this total, US$785 million represents the tax claimed net of corporate income tax, while US$10.9 million accounts for excess tax payments, and US$ 774.1 million corresponds to the tax claimed plus interest, net of first category tax. The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax yea r (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settl ements in the future covering this year. The Company's estimate for the amount that could be settled by the SII, co rresponding to the business year 2023 until September 30, 2024, amounts to MUS$ 176.7 (net of first category tax ), without considering interest and penalties. Others claims.

Notes to the Consolidated Interim Financial Statements September 30, 2024 136 (a) Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. The case is awaiting sentencing. (b) SQM Salar maintains a tax claim with the Fourth Tax and Customs Court of the Metropolitan Region, due to the rejection of expenses for donations in the amount of ThUS$209.1. The case is awaiting the issuance of the resolution that receives the case as evidence. (c) SQM Salar has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 of August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319.4 and is awaiting the issuance of the resolution that receives the case as e vidence. (d) The Company has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Assessment No. 16 of August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The questioned donations were made to the same beneficiary institutions referred to in the previous liquidation. The case amounts of ThUS$511 and is awaiting the issuance of the resolution that receives the case as evidence. 21.4 Association with Codelco On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. The Company became a party to these proceedings on August 1, 2024. The proceeding is awaiting pleadings before the Court of Appeals of Santiago, a court that on various occasions has decided not to grant Tianqi's requests to suspend the effects of the association. 21.5 Other matters The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the Foreign Corrupt Practices Act (FCPA). The Company has received a request for information and subpoena from the SEC requesting information related to our business operations, compliance program, and allegations of potential violations of the FCPA and other anti-corruption laws. The SEC has said that the investigation is a non-public, fact-finding inquiry and we are not aware that any conclusion has been reached by the SEC. Management has undertaken an internal review to identify information to respond to the SEC's request thus actively cooperating in the review. 21.6 Indirect guarantees As of September 30, 2024, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Note 22 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature.

22.1 Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a) Geographic areas:

For the period ended September 30, 2024							
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	70,117	1,610	518	25,805	767	14,839	113,656
Latin America and the Caribbean	88,214	12,747	4,071	69,041	5,988	3,216	183,277
Europe	129,273	287,376	81,260	33,257	15,022	407	546,595
North America	280,102	125,268	53,226	48,267	33,842	703	541,408
Asia and Others	149,611	315,756	1,570,225	28,538	5,340	598	2,070,068
Total	717,317	742,757	1,709,300	204,908	60,959	19,763	3,455,004

For the period ended September 30, 2023							
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	76,554	1,205	1,692	24,942	934	798	106,125
Latin America and the Caribbean	54,554	16,025	6,947	77,917	8,317	188	163,948
Europe	101,047	272,172	232,941	26,783	17,106	15,731	665,780
North America	321,628	94,898	111,132	57,018	36,206	900	621,782
Asia and Others	136,381	289,715	4,035,961	41,587	93,857	715	4,598,216
Total	690,164	674,015	4,388,673	228,247	156,420	18,332	6,155,851

137

Notes to the Consolidated Interim Financial Statements September 30, 2024 138 (b) Main product and service lines: Products and Services For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Specialty plant nutrition 717,317 690,164 249,067 221,747 - Sodium Nitrates 15,453 23,209 2,253 9,356 - Potassium nitrate and sodium potassium nitrate 412,005 375,465 134,795 112,283 - Specialty Blends 181,710 176,892 75,023 67,042 - Other specialty fertilizers 108,149 114,598 36,996 33,066 Iodine and derivatives 742,757 674,015 233,480 213,039 Lithium and derivatives 1,709,300 4,388,673 497,213 1,277,893 Potassium 204,908 228,247 68,208 75,150 Industrial chemicals 60,959 156,420 18,600 43,367 Other 19,763 18,332 10,301 9,064 Total 3,455,004 6,155,851 1,076,869 1,840,260

Notes to the Consolidated Interim Financial Statements September 30, 2024 139 22.2 Cost of sales Cost of sales broken down by nature of expense: Nature of expense For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Raw materials and consumables used (556,448) (530,457) (180,987) (200,327) Classes of employee benefit expenses (254,907) (234,417) (95,068) (89,432) Depreciation expense (231,985) (182,767) (85,103) (67,560) Depreciation of Right-of-use Assets (IFRS 16) (13,257) (9,048) (6,519) (3,890) Amortization expense (5,281) (10,406) (2,014) (2,204) Investment plan expenses (28,242) (15,545) (4,024) (6,246) Provision for materials, spare parts and supplies (4,335) (6,283) (1,457) (2,833) Contractors (266,114) (184,889) (95,624) (61,381) Operating leases (68,327) (60,536) (23,119) (18,012) Mining patents (12,768) (5,634) (4,931) (1,969) Operational transportation (68,897) (69,732) (14,239) (20,654) Freight / product transportation costs (175,086) (166,473) (51,174) (55,663) Purchase of products from third parties (289,716) (336,622) (98,688) (130,645) Insurance (36,573) (43,773) (11,692) (13,413) Corfo rights and other agreements (314,033) (1,728,530) (67,233) (463,400) Expenses related to variable lease payments (contracts under IFRS 16) (4,558) (3,282) (1,911) (1,069) Variation in gross inventory (78,784) 90,893 (29,652) 1,055 Variation in inventory provision (10,582) (7,088) 5,395 12,831 Other (1,807) 23,065 (28,000) 38,192 Total (2,421,700) (3,481,524) (796,040) (1,086,620)

Notes to the Consolidated Interim Financial Statements
September 30, 2024

22.3 Other income

Other income	For the period from January to September of the year		For the period from July to September of the year	
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,441	1,541	605	573
Fines charged to suppliers	29	3,740	35	36
Amounts recovered from insurance	167	822	41	38
Overestimate of provisions for third-party obligations	251	1,026	32	579
Sale of assets classified as property, plant and equipment	-	3	-	-
Sales of materials, spare parts and supplies	12	170	(264)	257
Easements, pipelines and roads	8,500	3,193	8,500	2,193
Options on mining properties	2,112	176	2,000	176
Reimbursement of mining patents and notary expenses	414	321	-	4
Government Grants (1)	12,745	24,387	12,745	(1)
Others	1,177	1,047	590	383
Total	**26,848**	**36,426**	**24,284**	**4,238**

(1) The Company received an unconditional government grant for US$ 12,745 in September 2024, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category.

22.4 Administrative expenses

Administrative expenses	For the period from January to September of the year		For the period from July to September of the year	
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(65,574)	(58,687)	(24,824)	(15,623)
Marketing costs	(5,048)	(4,909)	(1,128)	(1,318)
Amortization expenses	(375)	(352)	(135)	(125)
Entertainment expenses	(4,034)	(3,851)	(835)	(764)
Advisory services	(17,718)	(18,584)	(7,421)	(6,361)
Lease of buildings and facilities	(1,259)	(3,730)	840	(994)
Insurance	(3,012)	(2,957)	(1,379)	(1,257)
Office expenses	(9,730)	(9,477)	(4,116)	(4,116)
Contractors	(7,889)	(7,653)	(3,293)	(3,169)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(3,434)	(2,334)	(1,219)	(885)
Other expenses	(14,086)	(14,236)	(4,987)	(5,528)
Total	**(132,159)**	**(126,770)**	**(48,497)**	**(40,140)**

140

Notes to the Consolidated Interim Financial Statements September 30, 2024 141 22.5 Other expenses Other expenses For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Impairment losses / reversals of impairment losses recognized in income for the year Properties, plant and equipment (11,008) (9,624) (134) 967 Goodwill - (9) - - Impairment of materials, spare parts and supplies 3,625 - (6) - Subtotal (7,383) (9,633) (140) 967 Other expenses, by nature Legal expenses (14,380) 17,512 (4,705) 4,045 VAT and other unrecoverable taxes (1,790) (2,235) (536) (578) Fines paid (214) (225) (129) 76 Investment plan expenses (6,893) (6,401) (2,922) (1,642) Other company organization expenses (4,236) - (1,291) - Exploration expenses (9) (17) (9) (17) Contributions and donations (10,201) (23,671) (3,157) (6,114) Provision for work closure 1,165 - - - Contract expenses in locations (12,641) (2,490) (5,676) (2,490) Other operating expenses (15,693) (612) (10,597) (36) Subtotal (64,892) (18,139) (29,022) (6,756) Total (72,275) (27,772) (29,162) (5,789) 22.6 Other gains (losses) Other (losses) For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Adjustment to prior periods due to applying the equity method 206 (347) 63 (26) Impairment of investments in associates - (420) - (1,053) Others (2,385) 975 (97) - Totals (2,179) 208 (34) (1,079) 22.7 Impairment losses and reversals for financial assets (Impairment) reversal of value of financial assets For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ (Impairment) reversal of value of financial assets (See Note 13.2) 1,889 (2,175) 408 (556) Total 1,889 (2,175) 408 (556)

Notes to the Consolidated Interim Financial Statements September 30, 2024 142 22.8 Summary of expenses by nature The following summary considers notes 22.2, 22.4 and 22.5 Expenses by nature For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Raw materials and consumables (556,448) (530,457) (180,987) (200,327) Employee benefit expenses (320,481) (293,104) (119,892) (105,055) Depreciation expense (231,985) (182,767) (85,103) (67,560) Depreciation of right-of-use assets (16,691) (11,382) (7,738) (4,775) Impairment of properties, plant and equipment, intangible and Goodwill (7,383) (9,633) (140) 967 Amortization expense (5,656) (10,758) (2,149) (2,329) Legal and judicial expenses (14,380) 17,512 (4,705) 4,045 Investment plan expenses (35,135) (21,946) (6,946) (7,888) Exploration expenses (9) (17) (9) (17) Provision for materials, spare parts and supplies (4,335) (6,283) (1,457) (2,833) Contractors (286,644) (195,032) (104,593) (67,040) Operational leases (69,586) (64,266) (22,279) (19,006) Mining patents (12,768) (5,634) (4,931) (1,969) Operational transportation (68,897) (69,732) (14,239) (20,654) Freight and product transportation costs (175,086) (166,473) (51,174) (55,663) Purchase of products from third parties (289,716) (336,622) (98,688) (130,645) Corfo rights and other agreements (314,033) (1,728,530) (67,233) (463,400) Expenses related to variable lease payments (contracts under IFRS 16) (4,558) (3,282) (1,911) (1,069) Insurance (39,585) (46,730) (13,071) (14,670) Consultant and advisor services (17,718) (18,584) (7,421) (6,361) Variation in gross inventory (78,784) 90,893 (29,652) 1,055 Variation in inventory provision (10,582) (7,088) 5,395 12,831 Other expenses (65,674) (36,151) (54,776) 19,814 Total expenses by nature (2,626,134) (3,636,066) (873,699) (1,132,549)

Notes to the Consolidated Interim Financial Statements September 30, 2024 143 22.9 Finance expenses Finance expenses For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Interest expense from bank borrowings and overdrafts (4,124) (2,801) (1,683) (835) Interest expense from bonds (112,840) (75,159) (39,468) (24,271) Interest expense from loans (70,087) (33,058) (23,519) (19,908) Reversal of capitalized interest expenses 48,255 30,826 18,512 12,336 Financial expenses for restoration and rehabilitation provisions (4,901) 5,290 (4,244) 6,710 Interest on lease agreement (1,868) (1,410) (776) (606) Loss on debt redemption and extinguishment (982) - (982) - Other finance costs (8,842) (13,268) (1,947) (3,686) Total (155,389) (89,580) (54,107) (30,260) 22.10 Finance income Finance income For the period from January to September of the year For the period from July to September of the year 2024 2023 2024 2023 ThUS$ ThUS$ ThUS$ ThUS$ Interest from term deposits 47,817 57,160 16,355 22,901 Interest from marketable securities 9,577 23,085 1,799 9,103 Interest from maintenance of minimum bank balance in current account 2,394 10 628 4 Other finance income 12,209 2,310 5,025 769 Other finance interests 547 3,120 189 1,257 Total 72,544 85,685 23,996 34,034

Notes to the Consolidated Interim Financial Statements September 30, 2024 144 Note 23 Reportable segments 23.1 Reportable segments (a) General information: The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance. These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 23.2). The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates. (b) Factors used to identify segments on which a report should be presented: The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies. (c) Description of the types of products and services from which each reportable segment obtains its income from ordinary activities The operating segments are as follows: (i) Specialty plant nutrients (ii) Iodine and its derivatives (iii) Lithium and its derivatives (iv) Industrial chemicals (v) Potassium (vi) Other products and services (d) Description of income sources for all the other segments Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 23.2 and 23.3 due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statements September 30, 2024 145 (e) Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments". For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to co- production processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc. The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales. (f) Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category. (g) Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

23.2 Reportable segment disclosures:

Operating segment items for as of September 30, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Unallocated amounts	Total as of and for the period ended September 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	717,317	742,757	1,709,300	60,959	204,908	19,763	3,455,004	-	3,455,004
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	**717,317**	**742,757**	**1,709,300**	**60,959**	**204,908**	**19,763**	**3,455,004**	**-**	**3,455,004**
Costs of sales	(581,875)	(332,120)	(1,271,613)	(37,167)	(176,733)	(22,192)	(2,421,700)	-	(2,421,700)
Administrative expenses	-	-	-	-	-	-	-	(132,159)	(132,159)
Finance expense	-	-	-	-	-	-	-	(155,389)	(155,389)
Depreciation and amortization expense	(48,808)	(41,848)	(144,642)	(3,861)	(15,135)	(38)	(254,332)	-	(254,332)
The entity's interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	9,354	9,354
Income before taxes	135,442	410,637	437,687	23,792	28,175	(2,429)	1,033,304	(252,372)	780,932
Income tax expense	-	-	-	-	-	-	-	(1,301,127)	(1,301,127)
Net income (loss)	**135,442**	**410,637**	**437,687**	**23,792**	**28,175**	**(2,429)**	**1,033,304**	**(1,553,499)**	**(520,195)**
Assets	-	-	-	-	-	-	-	**11,290,537**	**11,290,537**
Equity-accounted investees	-	-	-	-	-	-	-	614,512	614,512
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	470,318	470,318
Liabilities	-	-	-	-	-	-	-	**6,167,515**	**6,167,515**
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	1,889	1,889
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	(7,383)	(7,383)
Cash flows									
Cash flows from operating activities	-	-	-	-	-	-	-	976,636	976,636
Cash flows used in investing activities	-	-	-	-	-	-	-	(750,020)	(750,020)
Cash flows from financing activities	-	-	-	-	-	-	-	302,884	302,884

146

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Operating segment items as of and for the period ended September 30, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Unallocated amounts	Total as of and for the period ended September 30, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	690,164	674,015	4,388,673	156,420	228,247	18,332	6,155,851	-	6,155,851
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	**690,164**	**674,015**	**4,388,673**	**156,420**	**228,247**	**18,332**	**6,155,851**	**-**	**6,155,851**
Costs of sales	(502,763)	(256,848)	(2,396,847)	(130,029)	(173,973)	(21,064)	(3,481,524)	-	(3,481,524)
Administrative expenses	-	-	-	-	-	-	-	(126,770)	(126,770)
Finance expense	-	-	-	-	-	-	-	(89,580)	(89,580)
Depreciation and amortization expense	(50,896)	(39,402)	(90,840)	(11,029)	(12,651)	(89)	(204,907)	-	(204,907)
The entity's interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	(897)	(897)
Income before taxes	187,401	417,167	1,991,826	26,391	54,274	(2,732)	2,674,327	(141,113)	2,533,214
Income tax expense	-	-	-	-	-	-	-	(719,321)	(719,321)
Net income (loss)	**187,401**	**417,167**	**1,991,826**	**26,391**	**54,274**	**(2,732)**	**2,674,327**	**(860,434)**	**1,813,893**
Assets	-	-	-	-	-	-	-	**10,970,555**	**10,970,555**
Equity-accounted investees	-	-	-	-	-	-	-	89,788	89,788
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	1,754,002	1,754,002
Liabilities	-	-	-	-	-	-	-	**5,687,275**	**5,687,275**
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	(2,175)	(2,175)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	(9,633)	(9,633)
Cash flows									
Cash flows from operating activities	-	-	-	-	-	-	-	409,168	409,168
Cash flows used in investing activities	-	-	-	-	-	-	-	(1,441,235)	(1,441,235)
Cash flows from financing activities	-	-	-	-	-	-	-	(410,448)	(410,448)

147

Notes to the Consolidated Interim Financial Statements
September 30, 2024

23.3 Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of September 30, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	717,317	742,757	1,709,300	60,959	204,908	19,763	-	3,455,004
Costs of sales	(581,875)	(332,120)	(1,271,613)	(37,167)	(176,733)	(22,192)	-	(2,421,700)
Gross profit	**135,442**	**410,637**	**437,687**	**23,792**	**28,175**	**(2,429)**	**-**	**1,033,304**
Other incomes by function	-	-	-	-	-	-	26,848	26,848
Administrative expenses	-	-	-	-	-	-	(132,159)	(132,159)
Other expenses by function	-	-	-	-	-	-	(72,275)	(72,275)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	1,889	1,889
Others losses	-	-	-	-	-	-	(2,179)	(2,179)
Financial income	-	-	-	-	-	-	72,544	72,544
Financial costs	-	-	-	-	-	-	(155,389)	(155,389)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	9,354	9,354
Exchange differences	-	-	-	-	-	-	(1,005)	(1,005)
Profit (loss) before taxes	**135,442**	**410,637**	**437,687**	**23,792**	**28,175**	**(2,429)**	**(252,372)**	**780,932**
Income tax expense	-	-	-	-	-	-	(1,301,127)	(1,301,127)
Profit (loss) net	**135,442**	**410,637**	**437,687**	**23,792**	**28,175**	**(2,429)**	**(1,553,499)**	**(520,195)**

148

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Items in the statement of comprehensive income as of September 30, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	690,164	674,015	4,388,673	156,420	228,247	18,332	-	6,155,851
Costs of sales	(502,763)	(256,848)	(2,396,847)	(130,029)	(173,973)	(21,064)	-	(3,481,524)
Gross profit	**187,401**	**417,167**	**1,991,826**	**26,391**	**54,274**	**(2,732)**	**-**	**2,674,327**
Other incomes by function	-	-	-	-	-	-	36,426	36,426
Administrative expenses	-	-	-	-	-	-	(126,770)	(126,770)
Other expenses by function	-	-	-	-	-	-	(27,772)	(27,772)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(2,175)	(2,175)
Others gains	-	-	-	-	-	-	208	208
Financial income	-	-	-	-	-	-	85,685	85,685
Financial costs	-	-	-	-	-	-	(89,580)	(89,580)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	(897)	(897)
Exchange differences	-	-	-	-	-	-	(16,238)	(16,238)
Profit (loss) before taxes	**187,401**	**417,167**	**1,991,826**	**26,391**	**54,274**	**(2,732)**	**(141,113)**	**2,533,214**
Income tax expense	-	-	-	-	-	-	(719,321)	(719,321)
Profit (loss) net	**187,401**	**417,167**	**1,991,826**	**26,391**	**54,274**	**(2,732)**	**(860,434)**	**1,813,893**

149

Notes to the Consolidated Interim Financial Statements September 30, 2024 150 23.4 Disclosures on geographical areas As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts. 23.5 Disclosures on main customers With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

23.6 Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the period ended September 30, 2024	113,656	183,277	546,595	541,408	2,070,068	3,455,004
Non-current assets at September 30, 2024						
Investment accounted for under the equity method	-	-	16,394	18,714	579,404	614,512
Intangible assets other than goodwill	64,608	479	5,736	602	91,495	162,920
Goodwill	-	86	148	724	-	958
Property, plant and equipment, net	3,225,823	6,714	13,583	6,824	912,655	4,165,599
Right-of-use assets	39,744	295	3,354	7,110	25,905	76,408
Other non-current assets	64,587	33	-	4,918	305,623	375,161
Non-current assets	3,394,762	7,607	39,215	38,892	1,915,082	5,395,558

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the period ended September 30, 2023	106,125	163,948	665,780	621,782	4,598,216	6,155,851
Non-current assets at December 31, 2023						
Investment accounted for under the equity method	-	22,490	42,726	17,657	3,544	86,417
Intangible assets other than goodwill	67,671	360	6,440	876	80,527	155,874
Goodwill	-	86	148	724	-	958
Property, plant and equipment, net	2,888,778	776	14,485	6,322	699,576	3,609,937
Right-of-use assets	32,359	19	3,716	8,619	28,480	73,193
Other non-current assets	60,363	18	-	5,099	308,220	373,700
Non-current assets	3,049,171	23,749	67,515	39,297	1,120,347	4,300,079

151

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Note 24 Effect of fluctuations in foreign currency exchange rates

(a) Reserves for foreign currency exchange differences:

For the periods ended September 30, 2024, and December 31, 2023, are detailed as follows:

Details	September 30, 2024	December 31, 2023
	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:		
Comercial Hydro S.A.	1,004	1,004
Comercial Agrorama Ltda.	200	188
Isapre Norte Grande Ltda.	(165)	(147)
Agrorama S.A.	749	730
SQM Vitas Fzco	(1,741)	(1,164)
Ajay Europe	(1,435)	(1,529)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
SQM Europe	-	(1,983)
SQM Australia Pty Ltd.	(1,724)	(1,643)
Sichuan Dixin New Energy Co. Ltd	4,185	-
Others	162	326
Total	**532**	**(4,921)**

(b) Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(c) Reasons to use one presentation currency and a different functional currency

- A relevant portion of the revenues of these subsidiaries are associated with the local currency.
- The cost structure of these companies is affected by the local currency.

152

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates

a) Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of September 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,315,873	855,001
Cash and cash equivalents	CLP	40,674	3,425
Cash and cash equivalents	CNY	62,113	31,362
Cash and cash equivalents	EUR	12,004	11,183
Cash and cash equivalents	GBP	42	26
Cash and cash equivalents	AUD	121,950	108,883
Cash and cash equivalents	MXN	608	649
Cash and cash equivalents	AED	5	6
Cash and cash equivalents	JPY	924	899
Cash and cash equivalents	NOK	-	8
Cash and cash equivalents	ZAR	6,415	10,559
Cash and cash equivalents	KRW	4,753	19,364
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		**1,565,365**	**1,041,369**
Other current financial assets	USD	996,633	879,612
Other current financial assets	BRL	64	10
Other current financial assets	CLP	-	446,221
Subtotal other current financial assets		**996,697**	**1,325,843**
Other current non-financial assets	USD	15,635	22,092
Other current non-financial assets	AUD	4,313	4,870
Other current non-financial assets	CLF	163	227
Other current non-financial assets	CLP	42,205	85,079
Other current non-financial assets	CNY	2,646	529
Other current non-financial assets	EUR	329	1,304
Other current non-financial assets	COP	364	294
Other current non-financial assets	MXN	2,309	2,014
Other current non-financial assets	THB	-	2
Other current non-financial assets	JPY	21,409	2,267
Other current non-financial assets	ZAR	536	41
Other current non-financial assets	KRW	7,344	18,031
Subtotal other non-financial current assets		**97,253**	**136,750**
Trade and other receivables	USD	416,922	516,261
Trade and other receivables	BRL	-	8
Trade and other receivables	PEN	17,217	-
Trade and other receivables	CLF	1,300	1,330
Trade and other receivables	CLP	84,970	61,146
Trade and other receivables	CNY	83,871	282,117
Trade and other receivables	EUR	36,283	25,542
Trade and other receivables	GBP	322	147
Trade and other receivables	MXN	1,193	670
Trade and other receivables	AED	2,490	1,467
Trade and other receivables	JPY	463	382
Trade and other receivables	AUD	2,482	2,598
Trade and other receivables	ZAR	15,798	12,295
Trade and other receivables	COP	3,543	3,210
Trade and other receivables	KRW	388	8
Subtotal trade and other receivables		**667,242**	**907,181**
Receivables from related parties	USD	19,927	40,236
Receivables from related parties	EUR	2,931	3,017
Subtotal receivables from related parties		**22,858**	**43,253**

153

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Class of assets	Currency	As of September 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
Current inventories	USD	1,685,228	1,774,594
Subtotal Current Inventories		**1,685,228**	**1,774,594**
Current tax assets	USD	551,973	611,841
Current tax assets	BRL	2	2
Current tax assets	CLP	1,093	3,637
Current tax assets	CNY	348	-
Current tax assets	EUR	9,258	13,556
Current tax assets	MXN	5,752	5,216
Current tax assets	PEN	1,792	-
Current tax assets	JPY	-	11
Current tax assets	ZAR	224	29
Current tax assets	COP	2,741	2,741
Current tax assets	KRW	2	-
Current tax assets	AUD	201	-
Subtotal current tax assets		**573,386**	**637,033**
Non-current assets or groups of assets classified as held for sale	USD	118	118
Subtotal Non-current assets or groups of assets classified as held for sale		**118**	**118**
Total current assets		**5,608,147**	**5,866,141**
Other non-current financial assets	USD	76,789	248,281
Subtotal Other non-current financial assets		**76,789**	**248,281**
Other non-current non-financial assets	USD	69,676	65,616
Other non-current non-financial assets	CNY	305,485	308,084
Subtotal Other non-current non-financial assets		**375,161**	**373,700**
Other receivables, non-current	USD	751	705
Other receivables, non-current	CLF	9	9
Other receivables, non-current	MXN	349	179
Other receivables, non-current	KRW	278	667
Other receivables, non-current	CLP	653	999
Subtotal Other receivables, non-current		**2,040**	**2,559**
Investments classified using the equity method of accounting	USD	31,426	76,532
Investments classified using the equity method of accounting	AED	322	2,778
Investments classified using the equity method of accounting	EUR	11,729	7,107
Investments classified using the equity method of accounting	AUD	571,035	-
Subtotal Investments classified using the equity method of accounting		**614,512**	**86,417**
Intangible assets other than goodwill	USD	162,920	155,874
Subtotal intangible assets other than goodwill		**162,920**	**155,874**
Purchases goodwill, gross	USD	958	958
Subtotal Purchases goodwill, gross		**958**	**958**
Property, plant and equipment	USD	4,165,599	3,609,937
Subtotal property, plant and equipment		**4,165,599**	**3,609,937**
Right-of-use assets	USD	76,408	73,193
Subtotal Right-of-use assets		**76,408**	**73,193**
Non-current tax assets	USD	59,555	986,274
Subtotal non-current tax assets		**59,555**	**986,274**
Deferred Tax Assets	USD	148,448	302,236
Subtotal Deferred Tax Assets		**148,448**	**302,236**
Total non-current assets		**5,682,390**	**5,839,429**
Total assets		**11,290,537**	**11,705,570**

154

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Class of liability	Currency	As of September 30, 2024			As of December 31, 2023		
		Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities							
Other current financial liabilities	USD	110,814	895,483	1,006,297	773,314	462,656	1,235,970
Other current financial liabilities	CLF	-	18,710	18,710	20,191	338	20,529
Subtotal other current financial liabilities		**110,814**	**914,193**	**1,025,007**	**793,505**	**462,994**	**1,256,499**
Lease liabilities, current	USD	-	12,354	12,354	-	9,293	9,293
Lease liabilities, current	CLF	-	1,732	1,732	-	2,284	2,284
Lease liabilities, current	MXN	-	3,265	3,265	-	3,573	3,573
Lease liabilities, current	EUR	-	449	449	-	438	438
Lease liabilities, current	BRL	-	17	17	-	-	-
Lease liabilities, current	AUD	-	3,124	3,124	-	2,604	2,604
Lease liabilities, current	COP	-	27	27	-	-	-
Lease liabilities, current	INR	-	35	35	-	-	-
Subtotal Lease liabilities, current		**-**	**21,003**	**21,003**	**-**	**18,192**	**18,192**
Trade and other payables	USD	65,077	9,721	74,798	87,043	7,310	94,353
Trade and other payables	CLF	3,218	-	3,218	3,614	-	3,614
Trade and other payables	BRL	12	-	12	12	-	12
Trade and other payables	THB	-	-	-	4	-	4
Trade and other payables	CLP	172,051	2,849	174,900	227,990	52	228,042
Trade and other payables	CNY	42,470	800	43,270	28,562	-	28,562
Trade and other payables	EUR	64,459	-	64,459	52,883	6,399	59,282
Trade and other payables	GBP	45	-	45	18	-	18
Trade and other payables	MXN	-	965	965	1,499	-	1,499
Trade and other payables	AUD	33,809	-	33,809	32,439	7	32,446
Trade and other payables	ZAR	1,419	-	1,419	984	-	984
Trade and other payables	AED	-	-	-	-	-	0
Trade and other payables	CHF	21	-	21	21	-	21
Trade and other payables	COP	377	-	377	302	-	302
Trade and other payables	CAD	10	-	10	2	-	2
Trade and other payables	KRW	140	-	140	492	-	492
Trade and other payables	INR	-	12	12	-	-	-
Trade and other payables	NOK	12	-	12	-	-	-
Subtotal trade and other payables		**383,120**	**14,347**	**397,467**	**435,865**	**13,768**	**449,633**
Trade payables due to related parties	USD	-	5,892	5,892	-	-	-
Trade payables due to related parties	AUD	2,915	-	2,915	2,346	-	2,346
Subtotal Trade payables due to related parties		**3,058**	**5,827**	**8,807**	**2,346**	**-**	**2,346**
Other current provisions	USD	151,709	116,813	268,522	384,972	6,793	391,765
Other current provisions	CLP	408	-	408	332	-	332
Other current provisions	JPY	16,253	-	16,253	225	-	225
Subtotal other current provisions		**168,370**	**116,813**	**285,183**	**385,529**	**6,793**	**392,322**

155

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Class of liability	Currency	As of September 30, 2024			As of December 31, 2023		
		Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	42,283	42,283	-	9,805	9,805
Current tax liabilities	CLP	-	61	61	-	513	513
Current tax liabilities	EUR	-	4,880	4,880	-	4,850	4,850
Current tax liabilities	CNY	-	4,879	4,879	-	356	356
Current tax liabilities	JPY	-	-	-	-	-	-
Current tax liabilities	AUD	-	272	272	-	169	169
Current tax liabilities	ZAR	-	-	-	-	-	-
Current tax liabilities	KRW	-	-	-	-	5,197	5,197
Current tax liabilities	PEN	-	288	288	-	-	-
Current tax liabilities	COP	-	164	164	-	-	-
Subtotal current tax liabilities		-	**52,827**	**52,827**	-	**20,890**	**20,890**
Provisions for employee benefits, current	USD	21,002	-	21,002	21,575	-	21,575
Provisions for employee benefits, current	AUD	834	-	834	492	-	492
Provisions for employee benefits, current	EUR	-	-	-	560	-	560
Provisions for employee benefits, current	MXN	174	-	174	202	-	202
Provisions for employee benefits, current	PEN	80	-	80	-	-	-
Provisions for employee benefits, current	CLP	674	-	674	1,117	-	1,117
Subtotal Provisions for employee benefits, current		**22,764**	-	**22,764**	**23,946**	-	**23,946**
Other current non-financial liabilities	USD	41,678	626	42,304	57,114	61,037	118,151
Other current non-financial liabilities	BRL	24	-	24	17	-	17
Other current non-financial liabilities	CLP	32,611	1,396	34,007	32,780	24,787	57,567
Other current non-financial liabilities	CNY	11,924	-	11,924	134	-	134
Other current non-financial liabilities	EUR	2,255	-	2,255	669	969	1,638
Other current non-financial liabilities	MXN	1,450	-	1,450	966	16	982
Other current non-financial liabilities	PEN	112	-	112	-	-	-
Other current non-financial liabilities	JPY	29	22	51	49	-	49
Other current non-financial liabilities	COP	162	-	162	202	-	202
Other current non-financial liabilities	ARS	698	-	698	-	-	-
Other current non-financial liabilities	ZAR	-	35	35	550	-	550
Other current non-financial liabilities	KRW	3,119	-	3,119	8,015	-	8,015
Subtotal other current non-financial liabilities		**94,062**	**2,079**	**96,141**	**100,496**	**86,809**	**187,305**
Total current liabilities		**782,045**	**1,127,154**	**1,909,199**	**1,741,687**	**609,446**	**2,351,133**

156

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Class of liability	Currency	As of September 30, 2024					
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities							
Other non-current financial liabilities	USD	198,981	-	97,398	-	3,103,848	3,400,227
Other non-current financial liabilities	CLF	-	-	-	-	384,206	384,206
Subtotal Other non-current financial liabilities		**198,981**	**-**	**97,398**	**-**	**3,488,054**	**3,784,433**
Non-current lease liabilities	USD	-	17,921	-	4,348	-	22,269
Non-current lease liabilities	CLP	-	-	-	19	-	19
Non-current lease liabilities	CLF	-	7,695	-	-	-	7,695
Non-current lease liabilities	MXN	-	-	-	3,270	-	3,270
Non-current lease liabilities	EUR	-	-	-	2,976	-	2,976
Non-current lease liabilities	AUD	-	-	-	21,698	-	21,698
Subtotal non-current lease liabilities		**-**	**25,616**	**-**	**32,311**	**-**	**57,927**
Other non-current provisions	USD	-	28,955	-	-	34,149	63,104
Subtotal Other non-current provisions		**-**	**28,955**	**-**	**-**	**34,149**	**63,104**
Deferred tax liabilities	USD	-	282,421	-	-	-	282,421
Subtotal Deferred tax liabilities		**-**	**282,421**	**-**	**-**	**-**	**282,421**
Provisions for employee benefits, non-current	USD	283	12,670	-	-	14,431	27,384
Provisions for employee benefits, non-current	CLP	42,340	-	-	-	-	42,340
Provisions for employee benefits, non-current	MXN	270	-	-	-	-	270
Provisions for employee benefits, non-current	AUD	165	-	-	-	-	165
Provisions for employee benefits, non-current	JPY	215	-	-	-	-	215
Provisions for employee benefits, non-current	EUR	57	-	-	-	-	57
Subtotal Provisions for employee benefits, non-current		**43,330**	**12,670**	**-**	**-**	**14,431**	**70,431**
Total non-current liabilities		**242,311**	**349,662**	**97,398**	**32,311**	**3,536,634**	**4,258,316**
Total liabilities							**6,167,515**

157

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Class of liability	Currency	As of December 31, 2023					
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities							
Other non-current financial liabilities	USD	249,963	195,833	99,685	-	2,271,326	2,816,807
Other non-current financial liabilities	CLF	-	-	-	-	396,615	396,615
Subtotal Other non-current financial liabilities		**249,963**	**195,833**	**99,685**	**-**	**2,667,941**	**3,213,422**
Non-current lease liabilities	USD	-	13,059	-	4,843	-	17,902
Non-current lease liabilities	CLP	-	-	-	21	-	21
Non-current lease liabilities	CLF	-	8,971	-	-	-	8,971
Non-current lease liabilities	MXN	-	-	-	4,235	-	4,235
Non-current lease liabilities	EUR	-	-	-	3,315	-	3,315
Non-current lease liabilities	AUD	-	-	-	22,522	-	22,522
Subtotal non-current lease liabilities		**-**	**22,030**	**-**	**34,936**	**-**	**56,966**
Other non-current provisions	USD	-	27,599	-	-	32,851	60,450
Subtotal Other non-current provisions		**-**	**27,599**	**-**	**-**	**32,851**	**60,450**
Deferred tax liabilities	USD	-	394,688	-	-	-	394,688
Subtotal Deferred tax liabilities		**-**	**394,688**	**-**	**-**	**-**	**394,688**
Provisions for employee benefits, non-current	USD	10,008	8,066	-	-	440	18,514
Provisions for employee benefits, non-current	CLP	42,813	-	-	-	-	42,813
Provisions for employee benefits, non-current	MXN	314	-	-	-	-	314
Provisions for employee benefits, non-current	AUD	-	-	-	-	91	91
Provisions for employee benefits, non-current	JPY	218	-	-	-	-	218
Provisions for employee benefits, non-current	EUR	56	-	-	-	-	56
Subtotal Provisions for employee benefits, non-current		**53,409**	**8,066**	**-**	**-**	**531**	**62,006**
Total non-current liabilities		**303,372**	**648,216**	**99,685**	**34,936**	**2,701,323**	**3,787,532**
Total liabilities							**6,138,665**

b) Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

Foreign currency exchange rate changes	For the period from January to September of the year	
	2024	2023
	ThUS$	ThUS$
Foreign currency translation (loss)	(1,005)	(16,238)
Foreign currency translation reserve	3,873	1,166
Total	**2,868**	**(15,072)**

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

158

Notes to the Consolidated Interim Financial Statements September 30, 2024 159 Note 26 Income tax and deferred taxes Tax receivables as of September 30, 2024, and December 31, 2023, are as follows: 26.1 Current and non-current tax assets (a) Current Current tax assets As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Monthly provisional income tax payments, Chilean companies (1) 104,311 584,382 Monthly provisional income tax payments, foreign companies 24,368 26,741 Corporate tax credits (2) 3,835 1,918 1st category tax absorbed by tax losses (3) - 1,872 Taxes in recovery process (4) 440,872 22,120 Total 573,386 637,033 (b) Non-current Non-current tax assets As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Total tax paid by SQM Salar (see note 21.3) 59,555 986,274 Total 59,555 986,274 (1) The monthly provisional income tax payments of Chilean companies are presented net of the liability related to the specific tax of US$176.7 million on lithium mining activity. See note 21.3 Tax contingencies. (2) These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad. (3) This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Interim Financial Statements September 30, 2024 160 26.2 Current tax liabilities Current tax liabilities As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Chilean income tax 14,247 636 Foreign company income tax 38,580 20,254 Total 52,827 20,890 Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%. The Specific mining tax is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama the SQM Salar SpA., and 5% for caliche the SQM Nitratos S.A. extraction operations. The income tax rate for the main countries where the Company operates is presented below: Country Income tax Income tax 2024 2023 Spain 25% 25% Belgium 25% 25% Mexico 30% 30% United States 21% +3% 21% + 3% South Africa 27% 27% South Korea 24% (2) 24% (2) China 25%+12% (1) 25%+12% (1) (1) Additional tax of 12% on VAT payable. (2) Sliding scale from 9% to 24% of taxable income.

Notes to the Consolidated Interim Financial Statements September 30, 2024 161 26.3 Income tax and deferred taxes (a) Deferred tax assets and liabilities as of September 30, 2024 Description of deferred tax assets and liabilities as of September 30, 2024 Net position Assets Liabilities ThUS$ ThUS$ Unrealized loss 178,153 - Property, plant and equipment and capitalized interest (1) - (291,424) Restoration and rehabilitation provision 6,772 - Manufacturing expenses - (152,890) Employee benefits and unemployment insurance - (9,024) Vacation accrual 9,172 - Inventory provision 24,644 - Supply provision 21,175 - Other employee benefits 9,938 - Research and development expenses - (17,254) Bad debt provision 602 - Provision for legal complaints and expenses 1,411 - Loan acquisition expenses - (17,347) Financial instruments recorded at market value 1,295 - Specific tax on mining activity - (1,452) Specific tax on mining activity lithium 6,804 - Tax loss benefit 97,425 - Other - (2,229) Foreign items (other) 256 - Balances to date 357,647 (491,620) Net balance (133,973) (1) This includes right-of-use assets.

Notes to the Consolidated Interim Financial Statements September 30, 2024 162 (b) Deferred tax assets and liabilities as of December 31, 2023 Description of deferred tax assets and liabilities as of December 31, 2023 Net position Assets Liabilities ThUS$ ThUS$ Unrealized loss 321,340 - Property, plant and equipment and capitalized interest (1) - (240,056) Restoration and rehabilitation provision 6,336 - Manufacturing expenses - (159,879) Employee benefits and unemployment insurance - (9,438) Vacation accrual 9,373 - Inventory provision 34,718 - Supply provision 14,405 - Other employee benefits 6,561 - Research and development expenses - (16,046) Bad debt provision 1,957 - Provision for legal complaints and expenses 2,932 - Loan acquisition expenses - (12,735) Financial instruments recorded at market value - (52,016) Specific tax on mining activity - (3,303) Tax loss benefit 23,340 - Other - (20,016) Foreign items (other) 75 - Balances to date 421,037 (513,489) Net balance (92,452) (1) This item includes right-of-use assets. Deferred tax assets and liabilities in the consolidated statement of financial position as of September 30, 2024, and December 31, 2023, are as follows: Movements of deferred tax assets and liabilities As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Deferred tax assets 148,448 302,236 Deferred tax liabilities (282,421) (394,688) Total (133,973) (92,452)

Notes to the Consolidated Interim Financial Statements September 30, 2024 163 (c) Reconciliation of changes in deferred tax assets (liabilities) as of September 30, 2024 Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of September 30, 2024 Deferred tax asset (liability) at beginning of period Deferred tax (expense) benefit recognized in profit loss for the year Deferred taxes related to items (credited) charged directly to equity Total change in deferred taxes Deferred tax asset (liability) at end of period ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Unrealized loss 321,340 (143,187) - (143,187) 178,153 Property, plant and equipment and capitalized interest (240,056) (51,368) - (51,368) (291,424) Restoration and rehabilitation provision 6,336 436 - 436 6,772 Manufacturing expenses (159,879) 6,989 - 6,989 (152,890) Employee benefits and unemployment insurance (9,438) 910 (496) 414 (9,024) Vacation accrual 9,373 (201) - (201) 9,172 Inventory provision 34,718 (10,074) - (10,074) 24,644 Supply provision 14,405 6,770 - 6,770 21,175 Derivative financial instruments - 3,271 (3,271) - - Other employee benefits 6,561 3,377 - 3,377 9,938 Research and development expenses (16,046) (1,208) - (1,208) (17,254) Bad debt provision 1,957 (1,355) - (1,355) 602 Provision for legal complaints and expenses 2,932 (1,521) - (1,521) 1,411 Loan approval expenses (12,735) (4,612) - (4,612) (17,347) Financial instruments recorded at market value (52,016) - 53,311 53,311 1,295 Specific tax on mining activity (3,303) 1,836 15 1,851 (1,452) Specific tax on mining activity lithium - 6,804 - 6,804 6,804 Tax loss benefit 23,340 74,085 - 74,085 97,425 Others (20,016) 17,787 - 17,787 (2,229) Foreign items (other) 75 (1,687) 1,868 181 256 Total temporary differences, unused losses and unused tax credits (92,452) (92,948) 51,427 (41,521) (133,973)

Notes to the Consolidated Interim Financial Statements
September 30, 2024

(d) Reconciliation of changes in deferred tax assets (liabilities) as of December 31, 2023

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2023	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	655,695	(334,355)	-	(334,355)	321,340
Property, plant and equipment and capitalized interest	(244,560)	4,504	-	4,504	(240,056)
Restoration and rehabilitation provision	4,685	1,651	-	1,651	6,336
Manufacturing expenses	(139,383)	(20,496)	-	(20,496)	(159,879)
Employee benefits and unemployment insurance	(8,995)	(2,020)	1,577	(443)	(9,438)
Vacation accrual	7,650	1,723	-	1,723	9,373
Inventory provision	27,512	7,206	-	7,206	34,718
Supply provision	11,915	2,490	-	2,490	14,405
Derivative financial instruments	-	5,047	(5,047)	-	-
Other employee benefits	1,177	5,384	-	5,384	6,561
Research and development expenses	(12,294)	(3,752)	-	(3,752)	(16,046)
Bad debt provision	715	1,242	-	1,242	1,957
Provision for legal complaints and expenses	6,827	(3,895)	-	(3,895)	2,932
Loan approval expenses	(8,793)	(3,942)	-	(3,942)	(12,735)
Financial instruments recorded at market value	5,226	-	(57,242)	(57,242)	(52,016)
Specific tax on mining activity	(5,799)	2,491	5	2,496	(3,303)
Tax loss benefit	10,059	13,281	-	13,281	23,340
Others	2,913	(22,929)	-	(22,929)	(20,016)
Foreign items (other)	96	(21)	-	(21)	75
Total temporary differences, unused losses and unused tax credits	**314,646**	**(346,391)**	**(60,707)**	**(407,098)**	**(92,452)**

(e) Deferred taxes related to benefits for tax losses

The Company's tax loss carryforwards were mainly generated by losses incurred in foreign subsidiaries.

As of September 30, 2024, and December 31, 2023, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
Chile	23,914	16,087
Foreign	73,511	7,253
Total	**97,425**	**23,340**

The tax losses as of September 30, 2024, which are the basis for these deferred taxes, correspond mainly to SQM Potasio SpA., Orcoma SpA., SCM Búfalo, SQM North América Corp., SQM Holland B. V., SQM Iberian S.A., Sichuan Dixin New Energy Co. Ltd., SQM Colombia S.A.A. and Soquimich LLC, SQM Comercial Perú S.A.C. and SQM Australia Pty Ltd.

164

Notes to the Consolidated Interim Financial Statements September 30, 2024 165 (f) Movements in deferred tax assets and liabilities Movements in deferred tax assets and liabilities as of September 30, 2024 and December 31, 2023 are detailed as follows: Movements in deferred tax assets and liabilities Assets (liabilities) As of September 30, 2024 As of December 31, 2023 ThUS$ ThUS$ Deferred tax assets and liabilities, net opening balance (92,452) 314,646 Increase (decrease) in deferred taxes in profit or loss (92,948) (346,391) Increase (decrease) deferred taxes in equity 51,427 (60,707) Total (133,973) (92,452) (g) Disclosures on income tax (expenses) benefit Current and deferred tax (expenses) benefit are detailed as follows: Disclosures on income tax (expense) benefits (Expense) Income As of September 30, 2024 As of September 30, 2023 ThUS$ ThUS$ Current income tax (expense) benefit Current tax (expenses) (104,788) (631,058) Deferred (expense) benefit from taxes related to the origination and reversal of temporary differences (92,948) (88,263) Current income tax expense, net, total (197,736) (719,321) (Expenses) for specific taxes on lithium-related mining activity (see note 21.3) (1,103,391) - Income tax expense (1,301,127) (719,321) Income tax (expenses) benefits for foreign and domestic parties are detailed as follows: Income tax (expense) benefit (Expense) Income As of September 30, 2024 As of September 30, 2023 ThUS$ ThUS$ Current income tax benefit (expense) by foreign and domestic parties, net Current income tax (expenses), foreign parties, net (19,836) (39,728) Current income tax (expenses), domestic, net (84,952) (591,330) (Expenses) for specific taxes on lithium-related mining activity (see note 21.3) (1,103,391) - Current income tax expense, net, total (1,208,179) (631,058) Deferred tax benefit (expense) by foreign and domestic parties, net Current income tax (expense) benefit, foreign parties, net 45,118 (20,783) Current income tax (expense) benefit, domestic, net (138,066) (67,480) Deferred tax expense, net, total (92,948) (88,263) Income tax expense (1,301,127) (719,321)

Notes to the Consolidated Interim Financial Statements September 30, 2024 166 (h) Disclosures on the tax effects of other comprehensive income components: Income tax related to other income and expense components with a charge or credit to net equity As of September 30, 2024 Amount before taxes (expense) gain (Expense) income for income taxes Amount after taxes ThUS$ ThUS$ ThUS$ Income (Losses) from defined benefit plans 1,835 (481) 1,354 Cash flow hedge 12,116 (3,271) 8,845 Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income 10,861 (4,705) 6,156 Total 24,812 (8,457) 16,355 Income tax related to other income and expense components with a charge or credit to net equity For the period ended September 30, 2023 Amount before taxes (expense) gain (Expense) income for income taxes Amount after taxes ThUS$ ThUS$ ThUS$ (Losses) gains from defined benefit plans (1,400) 381 (1,019) Cash flow hedge 6,809 (1,839) 4,970 Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income (2,413) 652 (1,761) Total 2,996 (806) 2,190 (i) Explanation of the relationship between (expense) benefit for tax purposes and accounting income. Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense).

Notes to the Consolidated Interim Financial Statements September 30, 2024 167 Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate. Income Tax Expense (Benefit) (Expense) Benefit As of September 30, 2024 As of September 30, 2023 ThUS$ ThUS$ Consolidated income before taxes 780,932 2,533,214 Statutory Income tax rate in Chile 27% 27% Tax expense using the statutory tax rate (210,852) (683,968) Net effect of royalty tax payments (1,052) (13,988) Net effect from payment of the specific tax on lithium-related mining activities (see note 21.3) (1) (1,096,588) - Tax effect of income from regular activities exempt from taxation and dividends from abroad 1,141 (959) Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss) (3,538) 2,783 Effect due to the difference in tax rates related to abroad subsidiaries 437 (20,825) Other tax effects from reconciliation between accounting profit and tax expense (2) 9,325 (2,364) Tax expense using the effective tax rate (1,301,127) (719,321) (1) The net effects of the payment of the specific tax on the mining activity applied to lithium are presented with the deferred tax on the mining activity applied to lithium in the amount of ThUS$6,803. (2) Mainly relates to deferred taxes for the start-up of operations in Australia. Pillar Two legislation, promoted by the OECD in its BEPS program, has been enacted in some jurisdictions where the Company operates. The Company is evaluating and documenting its potential exposure to income taxes under this new legislation. However, the Company does not anticipate significant exposure to Pillar Two supplementary taxes.

Notes to the Consolidated Interim Financial Statements September 30, 2024 168 (j) Tax periods potentially subject to verification: The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections. Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin: (i) Chile According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information. (ii) United States In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years. (iii) Mexico: In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return. (iv) Spain: In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return. (v) Belgium: In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years. (vi) South Africa: In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years. (vii) China: Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit. (viii) South Korea: Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

Notes to the Consolidated Interim Financial Statements September 30, 2024 169 (ix) Australia: Tax returns may be audited in accordance with the Australian Taxation Office (ATO) up to 4 years from their filing date or due date, whichever is earlier.

Notes to the Consolidated Interim Financial Statements September 30, 2024 170 Nota 27 Environment 27.1 Disclosures of disbursements related to the environment The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable internal goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are: i) A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual). ii) A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit. iii) Ensure that all our products are carbon neutral by 2040 and in the case of lithium and potassium chloride, this goal is for 2030. iv) Stimulate more and better instances for dialog with the communities near the operations. During the year 2024 we have been making progress with each of these goals, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these goals. The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments. In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte. 27.2 Detailed information on disbursements related to the environment The cumulative disbursements by the Company and its subsidiaries as of September 30, 2024, on investment projects associated with environmental issues that affect production processes and verify compliance with regulations and laws governing industrial processes and facilities total ThUS$ 24,562. The principal environmental expenses are as follows: - Environmental departments 57%: Implementation of environmental commitments related to projects approved in the SEIA and development of new projects. - Other environmental expenses 43%: Expenses associated with standardization, procedures, consultancy and compliance with business programs that minimize its effects on the environment.

Notes to the Consolidated Interim Financial Statements
September 30, 2024

The main disbursements for the years by subsidiary and project are as follows:

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	EIA Pampa Blanca Maritime Project	Environmental processing	Expense	-	97	467	12-31-2025
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	The project consists of the reopening of the Pampa Blanca iodide plant.	Sustainability: Environment and Risk Prevention	Assets	521	846	468	12-31-2025
SQM S.A.	01-F001300 - EIA Seawater Impulsion System (SIAM PB).	EIA Seawater Impulsion System (SIAM PB).	Environmental processing	Assets	746	-	5,556	12-31-2025
SQM S.A.	01-I017400 Enhancement of Pintados and Humberstone deposit	The project considers the enhancement of the former Pintados Station. The commitments of the Nueva Victoria Mine Zone and Pampa Hermosa projects consider the implementation of a deposit in Humberstone for the storage of archaeological material.	Sustainability: Environment and Risk Prevention	Expense	-	-	355	12-31-2025
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.	Environmental processing	Assets	-	519	-	12-31-2024
SQM S.A.	01-I028200 - EIA Llamara	The project consists of the preparation and processing of the Environmental Impact Study for Llamara.	Environmental processing	Expense	165	422	-	12-31-2024
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.	Sustainability: Environment and Risk Prevention	Expense	-	340	686	12-31-2025
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	The project involves improving NV's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	111	-	12-31-2024
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	2	8	12-31-2024
Subtotal					1,432	2,337	7,540	

171

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM S.A.	01-I050900 - Responsible Behavior	The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste).	Sustainability: Environment and Risk Prevention	Expense	4	-	4	12-31-2024
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities.	Sustainability: Environment and Risk Prevention	Assets	13	183	867	12-31-2025
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project's environmental commitments	The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.	Sustainability: Environment and Risk Prevention	Expense	718	1,887	167	12-31-2025
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Change all exterior lighting in NV plant, ensuring the material is antiexplosive and in keeping with the environmental decree.	Sustainability: Environment and Risk Prevention	Assets	-	5	-	12-31-2024
SQM S.A.	01-I063000 - Installation of solar panels for NV new laboratory	The project will install solar panels on the laboratory roof and the batteries to store energy and power lighting for the Nueva Victoria laboratory.	Sustainability: Environment and Risk Prevention	Assets	-	2	-	12-31-2024
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	SO2 gas abatement in NV plant to reduce emissions by 61%.	Sustainability: Environment and Risk Prevention	Assets	48	209	-	12-31-2024
SQM S.A.	01-I066300 - Self-contained electrical back-up for Puquios de Llamara power system	Self-contained electrical back-up for Puquios de Llamara power system	Sustainability: Environment and Risk Prevention	Assets	28	6	106	09-30-2025
SQM S.A.	01-I067800 - Construction of injection wells at Llamara	Construct 4 new injection wells, 3 at Puquio N4 and 1 at Puquio N2.	Sustainability: Environment and Risk Prevention	Assets	-	223	119	12-31-2025
SQM S.A.	01-I072300 - Environmental assessment of Llamara pipeline location modification	Environmental assessment of the location modification for part of the Llamara salt flats pipeline	Environmental processing	Assets	-	95	-	12-31-2024
SQM S.A.	01-I075800 - Liquid SO2 piloting in Stripping Plant 3 NV.	Liquid SO2 piloting in Stripping Plant 3 NV.	Environmental processing	Assets	431	-	31	12-31-2025
Subtotal					**1,242**	**2,610**	**1,294**	

172

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM S.A.	01-I080400 -Double scrubber tests Plant 3 NV.	Double scrubber tests Plant 3 NV.	Sustainability: Environment and Risk Prevention	Assets	173	-	21	12-31-2024
SQM S.A.	01-I080900 - Humberstone deposit.	Humberstone deposit.	Sustainability: Environment and Risk Prevention	Assets	-	-	100	12-31-2025
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	17	155	58	12-31-2024
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	13	4	12-31-2024
SQM S.A.	01-P012000 - Setting up infrastructure for Respel, maintenance workshop	The project consists of the manufacture and installation of structures for waste separation.	Sustainability: Environment and Risk Prevention	Expense	-	54	-	12-31-2024
SIT S.A.	03-T009900 - Air quality monitoring system at Tocopilla	The project consists of the preparation of a detailed emissions inventory, particulate matter dispersion model and development of protocols. Measurement of fugitive emissions in Tocopilla Port operations and Air Quality Monitoring.	Sustainability: Environment and Risk Prevention	Assets	-	3	-	12-31-2024
SIT S.A.	03-T011800 - Mechanized Plant Automation	The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation.	Sustainability: Environment and Risk Prevention	Assets	-	9	-	12-31-2024
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	The project will purchase and install 7,500 m2 of concrete new jersey barriers to protect pedestrians, and demarcate the pedestrian traffic areas.	Sustainability: Environment and Risk Prevention	Assets	-	62	-	12-31-2024
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles.	Sustainability: Environment and Risk Prevention	Assets	-	586	410	12-31-2025
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.	Sustainability: Environment and Risk Prevention	Assets	170	181	444	12-31-2024
SQM Industrial S.A.	04-F001000 - PB commitments and regularization	Obtaining sectoral permits for PB site	Environmental processing	Expense	30	7	44	12-31-2025
Subtotal					**390**	**1,070**	**1,081**	

173

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Develop a 400 l/s seawater impulsion system for Pampa Orcoma.	Sustainability: Environment and Risk Prevention	Assets	1,191	11,146	-	12-31-2024
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	-	110	-	09-30-2024
SQM Industrial S.A.	04-I038200 - Well Water Efficiency - Nueva Victoria Water Resource. Etapa II	Well Water Efficiency - Nueva Victoria Water Resource. Phase II	Sustainability: Environment and Risk Prevention	Assets	-	21	-	12-31-2024
SQM Industrial S.A.	04-I038600 - Monitoring NV Extractions	The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.	Sustainability: Environment and Risk Prevention	Assets	-	18	-	12-31-2024
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	The project involves constructing a 400 l/s seawater collection and impulsion system for watering the leach heap, iodide plant and evaporation pond.	Sustainability: Environment and Risk Prevention	Assets	18	-	-	12-31-2024
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	The project consists of removing power lines and posts.	Sustainability: Environment and Risk Prevention	Assets	58	11	127	12-31-2025
SQM Industrial S.A.	04-I061300 - Reduction of water lost due to solar evaporation	The project will install a floating recycled polypropylene protective cover (Hexa-cover) over three water storage ponds in SV that will reduce water losses.	Sustainability: Environment and Risk Prevention	Assets	-	78	-	12-31-2024
SQM Industrial S.A.	04-I061600 - Improvements and Cleaning Nueva Victoria Industrial Yard	The project will clean two industrial yards in Nueva Victoria; the first is the operative yard, while the second is a non-standard yard.	Sustainability: Environment and Risk Prevention	Expense	-	148	-	12-31-2024
SQM Industrial S.A.	04-I062400 - NV Tarp Analytic Video	The project will install cameras to visually register drivers in the Nueva Victoria coating machine area.	Sustainability: Environment and Risk Prevention	Assets	-	13	-	12-31-2024
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.	Sustainability: Environment and Risk Prevention	Assets	-	-	1,200	12-31-2024
SQM Industrial S.A.	04-J015200 - Implement Economizers	The project consists of the installation of heat recovery equipment for boiler exhaust gas and the implementation of associated structural improvements.	Sustainability: Environment and Risk Prevention	Assets	-	-	233	12-31-2024
Subtotal					1,267	11,545	1,560	

174

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS).	Sustainability: Environment and Risk Prevention	Expense	39	4	-	12-31-2024
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.	Environmental processing	Expense	85	211	93	12-31-2024
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	The projects consists of the mounting and implementation of economizers for NPT2 plant steam boilers.	Sustainability: Environment and Risk Prevention	Assets	137	750	687	12-31-2025
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	20	4	-	12-31-2024
SQM Industrial S.A.	04-J028700 Implementation of electromobility pilot project for the transportation of people	A light electric vehicle pilot project to compile experiences and gather operational data and strategic designs to determine the requirements for a future implementation of a vehicle fleet. Control of variables including autonomy, charge times, vehicle wear and tear, user experience and driving safety.	Sustainability: Environment and Risk	Assets	-	-	187	12-31-2025
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	The projects consists of the mounting and implementation of economizers for NPT2 plant steam boilers.	Sustainability: Environment and Risk Prevention	Assets	-	-	-	12-31-2024
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3.	Sustainability: Environment and Risk Prevention	Expense	-	27	-	12-31-2024
SQM Industrial S.A.	04-J029100 - Sustainability program support	The project includes the acquisition of equipment and machines for the separation and reuse of waste in Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	2	17	-	12-31-2024
SQM Industrial S.A.	04-J029200 - Electric ground transportation	The project consists of an e-mobility pilot with an electric truck.	Sustainability: Environment and Risk Prevention	Assets	-	158	178	12-31-2024
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Switching of lights in the prilling and drying plants to comply with DS43 requirements.	Sustainability: Environment and Risk Prevention	Assets	-	61	87	12-31-2024
SQM Industrial S.A.	04-M004300 - Industrial Waste Reduction	The project considers the removal of industrial waste to free up the sites defined for this purpose.	Sustainability: Environment and Risk Prevention	Assets	-	-	-	12-31-2024
Subtotal					**283**	**1,232**	**1,232**	

175

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-M007900 Improvements to ME houses due to rains	Replace roofing, electrical and sanitary systems	Sustainability: Environment and Risk Prevention	Assets	-	3,001	2	12-31-2024
SQM Industrial S.A.	04-P015300 - Standardization of well transfer lines	Disintegrate salt crusts that are embedded in brine porting lines.	Environmental processing	Assets	-	47	-	12-31-2024
SQM Industrial S.A.	04-S035500 - Field and Prefeasibility Studies Green NH3 Project	FEL 1 profile study for ThUS$200, field studies for ThUS$75 and a prefeasibility study for an estimated amount of ThUS$250	Environmental processing	Assets	375	3	636	12-31-2025
SQM Industrial S.A.	04-J039600 - Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies.	Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies.	Sustainability: Environment and Risk Prevention	Expense	-	-	747	12-31-2025
SQM Industrial S.A.	04-I081200 - Implementación de sistema de Implementation of a monitoring and control system for sectorized irrigation in pile crown.	Implementation of a monitoring and control system for sectorized irrigation in pile crown.	Sustainability: Environment and Risk Prevention	Assets	-	-	360	12-31-2024
SQM Industrial S.A.	04-J040700 - Historical waste management NY.	Historical waste management NY.	Sustainability: Environment and Risk Prevention	Assets	-	-	1,928	12-31-2025
SQM Industrial S.A.	01-I082500 - Implementation of environmental commitments EIA Llamara, year 2024.	Implementation of environmental commitments EIA Llamara, year 2024.	Sustainability: Environment and Risk Prevention	Assets	-	-	950	12-31-2025
SQM Industrial S.A.	04-A014700 - Analytical Development Equipment 2024.	Analytical Development Equipment 2024.	Sustainability: Environment and Risk Prevention	Assets	40	-	40	12-31-2025
SQM Industrial S.A.	04-I080800 - Implementation of environmental commitments, Tente en el Aire Project 2024-2025.	Implementation of environmental commitments, Tente en el Aire Project 2024-2025.	Sustainability: Environment and Risk Prevention	Assets	1,821	-	1,898	12-31-2025
SQM Industrial S.A.	04-I081000 - Road Repair, Llamara.	Road Repair, Llamara.	Sustainability: Environment and Risk Prevention	Assets	-	-	1,942	12-31-2025
Subtotal					2,236	3,051	8,503	

176

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-I082700 - Construction of TEA Solar Evaporation Ponds.	Construcción Pozas de Evaporación Solar TEA.	Sustainability: Environment and Risk Prevention	Assets	173	-	7,827	12-31-2025
SQM Industrial S.A.	04-J041900 - Solid sampling automation in NPT3.	Solid sampling automation in NPT3.	Sustainability: Environment and Risk Prevention	Assets	-	-	195	12-31-2025
SQM Nitratos S.A.	12-F000400 - Reopening of Pampa Blanca Project - Mine workshop	The project involves of the reopening the mine facilities of the mining project.	Sustainability: Environment and Risk Prevention	Assets	77	71	409	12-31-2024
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	-	109	101	12-31-2025
SQM Nitratos S.A.	12-I072900 - Soronal Camp	The project involves of the expansion of housing capacity at NV site	Sustainability: Environment and Risk Prevention	Assets	-	96	-	12-31-2024
SQM Nitratos S.A.	12-I079600 - Implementation of Archaeological Measures 2024.	Implementation of Archaeological Measures 2024.	Environmental processing	Assets	860	-	3,494	12-31-2025
SQM Potasio SpA	14-I039400 - Adapting Pond Iris	The project involves improving Iris's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	2	-	12-31-2024
SQM Potasio SpA	14-I039800 - Adapting hazardous substances warehouse IRIS	The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	48	-	12-31-2024
SQM Búfalo S.A.	20-A010300 - Project Búfalo Monitoring and Follow-up Commitments	Project Búfalo Monitoring and Follow-up Commitments	Sustainability: Environment and Risk Prevention	Expense	6	-	27	12-31-2024
Orcoma SpA	16-I039100 - Sectoral Permits and compliance EIA Orcoma Project	The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.	Environmental processing	Expense	61	1,679	-	12-31-2024
Subtotal					**1,177**	**2,005**	**12,053**	

177

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Environment - Operating Area	Not classified	Expense	13,970	16,326	11,851	12-31-2024
SQM Salar SpA	19-C012800 - Capture of CO2	This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate.	Sustainability: Environment and Risk Prevention	Assets	835	1,642	1,442	12-31-2024
SQM Salar SpA	19-C013700 - Thermosolar plant study	This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.	Sustainability: Environment and Risk Prevention	Expense	-	-	29	12-31-2024
SQM Salar SpA	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.	Sustainability: Environment and Risk Prevention	Assets	5	-	61	12-31-2024
SQM Salar SpA	19-C016500 - Pond flowmeters and levels	This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.	Sustainability: Environment and Risk Prevention	Assets	23	25	152	12-31-2024
SQM Salar SpA	19-C018500 - PCA maintenance	PCA maintenance	Sustainability: Environment and Risk Prevention	Assets	-	-	72	12-31-2024
SQM Salar SpA	19-C018600 - Facility Improvements, Automation and control	The project will automate the control systems for monitoring the Lithium Carbonate plant.	Sustainability: Environment and Risk Prevention	Assets	2	5	16	12-31-2024
SQM Salar SpA	19-C022800 – Implementation of Restrooms in TAR Plant	The project involves the implementation of definitive bathrooms in the TAR plant, which must include bathrooms, showers and a men's and women's changing room.	Sustainability: Environment and Risk Prevention	Assets	-	24	35	12-31-2024
SQM Salar SpA	19-C023000 - Structural modification and compliance with standard DS43	Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant.	Environmental processing	Assets	-	398	832	12-31-2024
SQM Salar SpA	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant.	Environmental processing	Assets	-	167	470	12-31-2024
SQM Salar SpA	19-C023800 - Installation and structural adaptations L3 - DS43	Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant.	Sustainability: Environment and Risk Prevention	Assets	-	150	574	12-31-2024
SQM Salar SpA	19-C024200 - Water and energy meters - pilot plants	Water and energy meters - pilot plants	Sustainability: Environment and Risk Prevention	Assets	5	-	55	12-31-2024
SQM Salar SpA	19-C026700 - Implementation of L1-L2-L3 LiOH flowmeters	Implementation of L1-L2-L3 LiOH flowmeters	Sustainability: Environment and Risk Prevention	Assets	311	-	59	12-31-2024
Subtotal					**15,151**	**18,737**	**15,648**	

178

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$	
SQM Salar SpA	19-C029100 - Purchase of electric Volvo FH truck.	An electromobility pilot using an electric truck to transport lithium solution.	Sustainability: Environment and Risk Prevention	Assets	-	390	465	12-31-2025
SQM Salar SpA	19-L021400 - Environmental monitoring 2019 PSA	The project consists of implementing a 2019 environmental follow up plan, monitoring optimal compliance with current environmental provisions.	Environmental processing	Expense	-	-	21	09-30-2024
SQM Salar SpA	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	-	-	66	12-31-2024
SQM Salar SpA	19-L025300 - Compliance with water sanitary resolution	The regularization of the potable water system and the sewage disposal of the sewage disposal system	Sustainability: Environment and Risk Prevention	Assets	26	73	139	09-30-2024
SQM Salar SpA	19-L031300 - Global FM Compliance for Maintenance Area	This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment.	Environmental processing	Assets	11	40	220	09-30-2024
SQM Salar SpA	19-L032300 - EIA Hydrogeology 2021	EIA Hydrogeology 2021	Sustainability: Environment and Risk Prevention	Assets	-	-	790	09-30-2024
SQM Salar SpA	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	-	-	346	12-31-2024
SQM Salar SpA	19-L034700 - Electrification of Ponds- Stage III (15 ponds)	The project seeks to electrify the 15 wells medium-tension line, decreasing the use of generators that cause a greater impact in terms of CO2 emissions, diesel fuel consumption and maintenance costs.	Sustainability: Environment and Risk Prevention	Assets	-	28	71	09-30-2024
SQM Salar SpA	19-L035200 - Environmental and personal risk prevention	Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	42	-	73	12-31-2024
SQM Salar SpA	19-L035600 - Energize the P reservoir wells with a medium voltage supply	This project will migrate from using generators to supply electricity, to using a medium voltage supply that can continuously support the wells.	Sustainability: Environment and Risk Prevention	Assets	23	39	121	12-31-2024
SQM Salar SpA	19-L042400 - SdA Sustainability - Solar Energy	The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems.	Sustainability: Environment and Risk Prevention	Assets	-	62	302	12-31-2024
SQM Salar SpA	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit.	Sustainability: Environment and Risk Prevention	Assets	-	231	710	12-31-2024
SQM Salar SpA	19-L045100 - Salt-brine interface position	Experimental testing of a new method for determining the salt-brine interface position	Sustainability: Environment and Risk Prevention	Expense	1	3	49	12-31-2024
Subtotal					**103**	**866**	**3,373**	

179

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM Salar SpA	19-L045400 - New DLE technologies	Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration.	Environmental processing	Assets	32	98	318	06-30-2025
SQM Salar SpA	19-L045600 - Brine Water Reclamation Project Phase II	Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine, which can recover at least 90% of the evaporated water and comply with the chemical specifications that apply to the water and the concentrated brine.	Environmental processing	Assets	-	96	428	12-31-2024
SQM Salar SpA	19-L046100 - EIA 2022 2023	Respond using the ICSARA addenda for projects being processed by the SEIA. Conduct environmental assessments of new initiatives, covering relevance consultations and new SEIA applications.	Sustainability: Environment and Risk Prevention	Expense	-	1,347	710	12-31-2024
SQM Salar SpA	19-L046700 - Industrial waste management and peripheral cleaning of storage RI SdA	Manage the tire removal contract for disposal at sites authorized by resolution. Provide machines to clean the waste storage periphery and keep it in suitable environmental condition.	Sustainability: Environment and Risk Prevention	Expense	251	142	149	12-31-2024
SQM Salar SpA	19-L046800 - Transfer of non-hazardous material to waste dump using boom truck	Provide a boom truck service to remove non-hazardous industrial waste from generating areas.	Sustainability: Environment and Risk Prevention	Expense	216	103	59	12-31-2024
SQM Salar SpA	19-L047700 - Expansion of the Salar de Atacama Interplant camp	Expansion of the Salar de Atacama Interplant camp	Sustainability: Environment and Risk Prevention	Assets	-	267	1,303	12-31-2024
SQM Salar SpA	19-L048200 - Lithium mitigation project	Over 10,000 native trees would be needed to mitigate the emissions generated by transport between the Salar de Atacama and the El Carmen Chemical Plant. These trees would help absorb and offset CO2 emissions and reduce the environmental impact of this transport.	Environmental processing	Expense	113	56	-	12-31-2024
SQM Salar SpA	19-L048400 - Andino camp overhaul	Rehabilitate out of service blocks and recover those that need an overhaul, due to the passage of time	Sustainability: Environment and Risk Prevention	Assets	-	467	400	12-31-2024
SQM Salar SpA	19-L048500 - Andino paddle courts	Provide the Andean camp with 2 paddle tennis courts	Sustainability: Environment and Risk Prevention	Assets	-	198	204	12-31-2024
SQM Salar SpA	19-L048600 - Andean camp electrical certification	Modify the electrical system for the penultimate stage of the blocks to achieve SEC certification	Environmental processing	Expense	-	385	417	12-31-2024
Subtotal					612	3,159	3,988	

180

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM Salar SpA	19-L052900 - VFD (variable frequency drive) installation to wells and SSDD with PS or direct start	VFD (variable frequency drive) installation to wells and SSDD with PS or direct start	Sustainability: Environment and Risk Prevention	Assets	278	-	-	09-30-2024
SQM Salar SpA	19-L053600 - Semi-trailer with electric water tank	Semi-trailer with electric water tank	Sustainability: Environment and Risk Prevention	Assets	185	-	-	12-31-2024
SQM Salar SpA	19-S013400 - Online monitoring	The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.	Sustainability: Environment and Risk Prevention	Expense	12	223	338	12-31-2024
SQM Salar SpA	19-S016200 - Acquisition of 2020 Hardware- Software	Acquire GHS data optimization and traceability technology.	Sustainability: Environment and Risk Prevention	Assets	-	2	-	09-30-2024
SQM Salar SpA	19-S016500 - Incorporation of Artificial Intelligence prediction models	Incorporation of Artificial Intelligence prediction models	Sustainability: Environment and Risk Prevention	Assets	-	-	18	12-31-2024
SQM Salar SpA	19-S021500 - SK Improvements - 1300 2021	The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements	Environmental processing	Expense	-	1	17	12-31-2024
SQM Salar SpA	19-S024200 - LCA Lithium Upgrade	The project consists of developing an LCA to understand the water footprint, considering the need to validate this information with third parties.	Sustainability: Environment and Risk Prevention	Expense	-	23	126	12-31-2024
SQM Salar SpA	19-S025600 - Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization	Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization	Sustainability: Environment and Risk Prevention	Assets	4	-	76	12-31-2024
SQM Salar SpA	19-S036200 - Tilopozo studies and analysis of variables	Tilopozo studies and analysis of variables	Sustainability: Environment and Risk Prevention	Assets	61	-	-	01-01-2025
Subtotal					**540**	**249**	**575**	

181

Notes to the Consolidated Interim Financial Statements
September 30, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2024 ThUS$	Amount disbursed during the period ended December 31, 2023 ThUS$	Future amount to be disbursed ThUS$	Exact or Estimated Date of Disbursement
SQM Salar SpA	19-C035100 – detailed engineering for the construction of heat recovery dryers	Development of detailed engineering for the construction of heat recovery dryers.	Sustainability: Environment and Risk Prevention	Assets	-	-	90	12-31-2025
SQM Salar SpA	19-S037800 - Sustainability Fund 2024	Miscellaneous expenses related to the development of projects in the area of Sustainability in 2024.	Sustainability: Environment and Risk Prevention	Expense	129	-	-	12-31-2024
SQM Salar SpA	19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001	The project consists of improving the conditions and operability of emergency showers in PQL and other safety devices necessary for ISO 45001 certification.	Sustainability: Environment and Risk Prevention	Assets	-	61	-	12-31-2024
SQM Salar SpA	19-L018900 - Evaporation 2018-2019	It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information.	Sustainability: Environment and Risk Prevention	Assets	-	23	-	12-31-2024
SQM Salar SpA	19-L035100 - MOP G III Critical equipment overhaul	This project consists of the overhaul of collectors 4 and 5 and includes both equipment and associated ductwork.	Sustainability: Environment and Risk Prevention	Expense	-	3	-	12-31-2024
SQM Salar SpA	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Energy efficiency in wells with direct start and regulation, reducing energy consumption, operating costs and CO2 emissions into the environment.	Sustainability: Environment and Risk Prevention	Assets	-	40	-	12-31-2024
SQM Salar SpA	19-S016300 - Consultancy 2020	The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.	Sustainability: Environment and Risk Prevention	Assets	-	3	-	12-31-2024
SQM Salar SpA	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	The project seeks to improve understanding of the dynamic between vegetation and water bodies in the Aguas de Quelana sector by applying spectral indicators with high resolution satellite images.	Sustainability: Environment and Risk Prevention	Assets	-	34	-	12-31-2024
Subtotal					**129**	**164**	**90**	
Total					**24,562**	**47,025**	**56,937**	

182

Notes to the Consolidated Interim Financial Statements September 30, 2024 183 Note 28 Events occurred after the reporting date 28.1 Authorization of the financial statements The consolidated financial statements of the Company and its subsidiaries for the year ended September 30, 2024, which have been prepared in accordance with IAS 34 "Interim Financial Reporting" issued by the IASB, were approved and authorized for issue by the Board of Directors on November 19, 2024. 28.2 Disclosures on events occurring after the reporting date (a) On November 11, 2024, the Board of Directors agreed to modify the general policy on regularity in transactions with related parties, which had been approved at its meeting held on August 20, 2024, and also approved a revised text thereof, which was published as a significant event. Management is not aware of any significant events that occurred between September 30, 2024 and the date of issuance of these consolidated financial statements that may significantly affect them.

Notes to the Consolidated Interim Financial Statements September 30, 2024 184 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CHEMICAL AND MINING COMPANY OF CHILE INC. (Registrant) Date: December 18, 2024 /s/ Gerardo Illanes By: Gerardo Illanes CFO Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.